Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

TOWER INTERNATIONAL, INC.,

AUTOKINITON US HOLDINGS, INC.

and

TIGER MERGER SUB, INC.

Dated as of July 12, 2019

-i-

(cont’d)

-ii-

(cont’d)

-iii-

(cont’d)

Page
EXHIBITS:

Exhibit A – Amended and Restated Certificate of Incorporation
Exhibit B – Amended and Restated Bylaws

ANNEXES:

Annex I – Conditions to the Offer

-iv-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 12, 2019, is by and among Tower International, Inc., a Delaware corporation (the “Company”), Autokiniton US Holdings, Inc., a Delaware corporation (“Parent”), and Tiger Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”).

WITNESSETH:

WHEREAS, Parent desires to acquire the Company, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, upon the terms and subject to the conditions set forth herein, it is proposed that Merger Sub shall commence a cash tender offer (as it may be extended and amended from time to time as permitted under, or required by, this Agreement, the “Offer”) to purchase any and all of the outstanding shares of common stock of the Company, par value $0.01 per share (each, a “Share,” and collectively, “Shares”) at a price per Share of $31.00, in cash, net of applicable withholding, without interest (such amount, or any other amount per share paid in the Offer in accordance with this Agreement, the “Offer Price”);

WHEREAS, in furtherance of such acquisition of the Company by Parent, and on the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), following the consummation of the Offer, Merger Sub shall be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a direct, wholly owned Subsidiary of Parent and pursuant to which each Share that is not validly tendered and irrevocably accepted for payment pursuant to the Offer (except as provided herein) shall be converted into the right to receive the Merger Consideration;

WHEREAS, each of the parties hereto acknowledges and agrees that the Merger shall be governed by and effected under Section 251(h) of the DGCL and, subject to the terms of this Agreement, effected as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that it is advisable and in the best interests of the Company and its stockholders to enter into this Agreement and to consummate the Merger and the other transactions contemplated hereby, (ii) determined that the Offer is advisable and in the best interests of the Company and its stockholders, (iii) approved and declared advisable this Agreement, the Merger and the other transactions contemplated hereby, in each case, in accordance with the DGCL, (iv) resolved that this Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and (v) resolved to recommend that the stockholders of the Company tender their Shares in the Offer (such recommendation by the Company Board, the “Company Board Recommendation”);

WHEREAS, the boards of directors of Parent and Merger Sub have each unanimously approved this Agreement and declared it advisable, and have authorized Parent and Merger Sub, respectively, to enter into this Agreement and to consummate the transactions contemplated hereby, including the Offer and the Merger; and

WHEREAS, the sole stockholder of Merger Sub has duly executed a written consent, effective immediately following execution of this Agreement, adopting this Agreement and approving the transactions contemplated hereby, including the Offer and the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I.

THE MERGER

Section 1.1    The Offer.

(a)    Upon the terms and subject to the conditions of this Agreement, unless otherwise agreed in writing by Parent and the Company, no earlier than August 14, 2019 and no later than August 19, 2019, Merger Sub shall, and Parent shall cause Merger Sub to, commence, within the meaning of Rule 14d-2 under the Exchange Act, the Offer. The obligations of Merger Sub to, and of Parent to cause Merger Sub to, irrevocably accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject only to the satisfaction or waiver (to the extent permitted under this Agreement) of the conditions set forth in Annex I (as they may be amended in accordance with this Agreement, the “Offer Conditions”).

(b)    To the extent permitted by Law, Parent and Merger Sub expressly reserve the right, at any time, to waive, in whole or in part, any Offer Condition (other than the Minimum Condition), to increase the Offer Price or to modify the terms of the Offer; provided, however, that, without the prior written consent of the Company (in its sole and absolute discretion), neither Parent nor Merger Sub shall (i) reduce the maximum number of Shares sought to be purchased in the Offer (other than pursuant to Section 1.1(h)), (ii) reduce the Offer Price (other than pursuant to Section 1.1(h)) or change the form of consideration payable in the Offer, (iii) change, modify or waive the Minimum Condition, (iv) impose conditions to the Offer that are in addition to the Offer Conditions, or modify or amend any existing Offer Conditions, in a manner that is adverse to the holders of Shares, (v) except as otherwise required or expressly permitted by Section 1.1(d), extend or otherwise change the Expiration Time, (vi) provide for any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act or (vii) otherwise amend, modify or supplement the Offer in any manner adverse to the holders of Shares. The Offer may not be terminated prior to its scheduled Expiration Time, unless this Agreement is terminated in accordance with Article VII.

(c)    The Offer shall initially expire at 5:00 p.m., New York City time, on the date that is twenty one (21) Business Days (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) following the commencement of the Offer (such initial expiration date and time of the Offer, the “Initial Expiration Time”) or, if the Offer has been extended pursuant to and in accordance with Section 1.1(d), the date and time to which the Offer has been so extended (the Initial Expiration Time, or such later expiration date and time to which the Offer has been so extended, the “Expiration Time”).

(d)    Subject to Article VII, Merger Sub shall, and Parent shall cause Merger Sub to, (or in the case of clause (iv) below, Merger Sub may) extend the Offer from time to time:

(i)    for the minimum period as required by any rule, regulation, interpretation or position of the SEC, the staff thereof or The New York Stock Exchange (the “NYSE”) applicable to the Offer;

(ii)    if, at the then-scheduled Expiration Time, the Company brings or shall have brought any Proceeding in accordance with Section 8.5 to enforce specifically the performance of the terms and provisions of this Agreement by Parent or Merger Sub, in which case the Expiration Time shall be extended (A) for the period during which such Proceeding is pending or (B) by such other time period established by the Governmental Entity presiding over such Proceeding, as the case may be, but, in each case of clauses (A) and (B), not past the End Date;

(iii)    if, at the then-scheduled Expiration Time, any of the Offer Conditions has not either been (A) satisfied or (B) waived by Parent and Merger Sub (to the extent such waiver is permitted under this Agreement and applicable Law), in which case Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer, in consecutive periods of five (5) Business Days each (with each such period to end at 5:00 p.m., New York City time, on the last Business Day of such period) (or such other duration as may be agreed to by Parent and the Company) on such number of occasions as shall be necessary to permit the satisfaction of such Offer Conditions; provided, however, that Merger Sub shall not be required to extend the Offer to a date later than the End Date; or

(iv)    if, at the then-scheduled Expiration Time, (A) the full amount of the Debt Financing has not been funded and will not be available to be funded at the Offer Acceptance Time and the Closing and (B) Parent and Merger Sub acknowledge and agree in writing that (1) the Company would be entitled to terminate this Agreement pursuant to Section 7.1(f) and receive the Parent Termination Fee, and (2) all Offer Conditions set forth in paragraphs (d), (e), (f) and (j) of Annex I will be deemed to be satisfied or waived at the Expiration Time of the Offer after giving effect to any extension pursuant to this clause (iv) (if such Offer Conditions were actually satisfied at the time of such extension), Merger Sub shall have the right in its sole discretion to extend the Offer on up to four (4) occasions in consecutive increments of five (5) Business Days each (with each such period to end at 5:00 p.m., New York City time, on the last Business Day of such period) (or such other duration as may be agreed to by Parent and the Company); provided, that Merger Sub shall not be permitted to extend the Offer to a date later than the End Date and provided, further, that for the avoidance of doubt, no extension pursuant to this Section 1.1(d)(iv) shall preclude the Company from exercising its right to terminate this Agreement pursuant to Section 7.1(f).

Merger Sub shall not, and Parent shall not permit Merger Sub to, extend the Offer in any manner except as required or permitted pursuant to this Section 1.1(d).

(e)    On the terms and subject to the conditions of this Agreement, including satisfaction or waiver of all of the Offer Conditions, (i) prior to 9:00 a.m., New York City time, on the Business Day (determined using Rule 14d-1(g)(3) under the Exchange Act) immediately following the Expiration Time, Merger Sub shall, and Parent shall cause Merger Sub to, irrevocably accept for payment (the time of acceptance for payment, the “Offer Acceptance Time”) all Shares validly tendered and not properly withdrawn pursuant to the Offer and (ii) at or as promptly as practicable following the Offer Acceptance Time (but in any event within two (2) Business Days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) thereafter) Merger Sub shall, and Parent shall cause Merger Sub to, pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer at the Offer Acceptance Time; provided, that with respect to Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee, Merger Sub shall be under no obligation to make any payment for such Shares unless and until such shares are delivered in settlement or satisfaction of such guarantee. Parent shall provide or cause to be provided to Merger Sub, at or prior to the Offer Acceptance Time, the funds that, when taken together with available cash of the Company and its Subsidiaries, are necessary to purchase any Shares that Merger Sub becomes obligated to purchase pursuant to the Offer, and shall cause Merger Sub to fulfill all of Merger Sub’s obligations under this Agreement.

(f)    The Offer Price payable in respect of each Share shall be paid on the terms and subject to the conditions of this Agreement. The Company agrees that no Shares held by the Company or any of its Subsidiaries will be tendered pursuant to the Offer.

(g)    Unless this Agreement is validly terminated in accordance with Article VII, neither Parent nor Merger Sub shall terminate or withdraw the Offer prior to any scheduled Expiration Time without the prior written consent of the Company (in its sole and absolute discretion). In the event this Agreement is validly terminated in accordance with Article VII, Merger Sub shall promptly (and in any event within one (1) Business Day) following such termination irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant thereto. If the Offer or this Agreement is terminated in accordance with this Agreement, Merger Sub shall promptly return, or cause any depositary acting on behalf of Merger Sub to promptly return, all tendered shares to the tendering stockholders in accordance with applicable Law.

(h)    Subject to the obligations of the Company and its Subsidiaries pursuant to Section 5.1, the Offer Price shall be adjusted appropriately and proportionately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to Shares occurring on or after the date hereof and at or prior to the Offer Acceptance Time, and such adjustment to the Offer Price shall provide to the holders of Shares the same economic effect as contemplated by this Agreement prior to such action.

Section 1.2    The Merger. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL (including Section 251(h) thereof), Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and as a direct, wholly owned Subsidiary of Parent. The effects of the Merger shall be as provided in the DGCL (including Section 251(h) thereof). Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, Liabilities and duties of the Company and Merger Sub shall become the debts, Liabilities and duties of the Surviving Corporation.

Section 1.3    Merger Without Meeting of Stockholders. The Merger shall be governed by and effected under Section 251(h) of the DGCL, without a vote of the stockholders of the Company. The parties agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation (within the meaning of Section 251(h) of the DGCL) of the Offer, without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

Section 1.4    Closing. Subject to the satisfaction or waiver (to the extent permitted hereunder) of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of those conditions at the Closing), the closing of the Merger (the “Closing”) shall take place (i) at 10:00 a.m. local time at the offices of Lowenstein Sandler LLP, 1251 Avenue of the Americas, New York, New York 10020 (or remotely via the electronic exchange of documents) as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer, but no later than the date of, and immediately following, the Offer Acceptance Time or (ii) at such other place, date and time as the Company and Parent may agree in writing. The date on which the Closing actually occurs is referred to herein as the “Closing Date.”

Section 1.5    Effective Time. At the Closing, the Company shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL in order to effect the Merger. The Merger shall become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed between the parties and specified in the Certificate of Merger (such time is hereinafter referred to herein as the “Effective Time”).

Section 1.6    Organizational Documents of the Surviving Corporation.

(a)    At the Effective Time, by virtue of the Merger and without any further action on the part of Merger Sub or the Company, the certificate of incorporation of the Company shall be amended and restated in its entirety as set forth on Exhibit A hereto, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended in accordance with the provisions thereof and applicable Law (subject to Section 5.12).

(b)    At the Effective Time, by virtue of the Merger and without any further action on the part of Merger Sub or the Company, the bylaws of Company shall be amended and restated in their entirety to read as set forth on Exhibit B hereto, and as so amended and restated

shall be the bylaws of the Surviving Corporation, until thereafter amended in accordance with the provisions thereof, the provisions of the amended and restated certificate of incorporation of the Surviving Corporation and applicable Law (subject to Section 5.12).

Section 1.7    Directors. Prior to the Effective Time, the Company shall use its reasonable best efforts to deliver to Parent the resignation of each member of the Company Board, and such resignation shall be effective as of, and contingent upon the occurrence of, the Effective Time. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected or appointed and qualified, or their earlier death, resignation or removal, in accordance with the certificate of incorporation and bylaws of the Surviving Corporation or as otherwise provided by Law.

Section 1.8    Officers. The officers of the Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected or appointed and qualified, or their earlier death, resignation or removal, in accordance with the certificate of incorporation and by-laws of the Surviving Corporation or as otherwise provided by Law.

ARTICLE II.

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1    Effect on Capital Stock.

(a)    At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, the Company, Merger Sub or the holders of any of the following securities:

(i)    Conversion of Shares. Each Share that is issued and outstanding immediately prior to the Effective Time, other than Cancelled Shares and Dissenting Shares, shall be automatically converted into the right to receive $31.00 in cash, net of applicable withholding, without interest (the “Merger Consideration”), payable to the holder thereof upon surrender of such Shares in the manner provided in this Article II. All of the Shares converted into the right to receive the Merger Consideration pursuant to this Article II shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, be cancelled and cease to exist, and each holder of Shares outstanding immediately prior to the Effective Time that are represented by a valid certificate (a “Certificate”) or Shares represented by book-entry immediately prior to the Effective Time (“Book-Entry Shares”), shall thereafter cease to have any rights with respect to such Shares except the right to receive the Merger Consideration into which the Shares have been converted.

(ii)    Cancellation of Parent, Merger Sub and Company Owned Shares. Each Share that is issued immediately prior to the Effective Time and that is held in treasury by the Company and each Share that is issued and outstanding immediately prior to the Effective Time and that is owned, directly or indirectly, by the Company, Parent,

Merger Sub (including any Shares acquired in the Offer) or any of their respective Subsidiaries (collectively, the “Cancelled Shares”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and shall cease to exist, and no consideration shall be delivered in exchange for such cancellation.

(iii)    Conversion of Common Stock of Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation. From and after the Effective Time, all certificates representing the shares of common stock of Merger Sub shall evidence the number of shares of common stock of the Surviving Corporation into which such shares have been so converted, until the same are surrendered for cancellation and exchange.

(b)    Shares of Dissenting Stockholders.

(i)    Notwithstanding anything in this Agreement to the contrary (but subject to Section 2.1(b)(ii)), Shares issued and outstanding immediately prior to the Effective Time that are held by a holder who is entitled to demand and has properly demanded appraisal for such Shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such Shares, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration as described in Section 2.1(a)(i), but instead, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, the Company, Merger Sub or the holders of any of the Dissenting Shares, shall cease to be outstanding, be cancelled and cease to exist and shall be converted into the right to receive only payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL.

(ii)    Notwithstanding the provisions of Section 2.1(b)(i), if any holder of Dissenting Shares timely withdraws its demand for appraisal or fails to perfect or otherwise waives or loses its right of appraisal pursuant to the DGCL, then the right of such holder to be paid the fair value of such Dissenting Shares under the DGCL shall cease, and such Dissenting Shares shall be deemed to have automatically been converted into, as of the Effective Time, and represent only, the right to receive the Merger Consideration, net of applicable tax withholding, without interest, as set forth in Section 2.1(a)(i).

(iii)    At the Effective Time, subject to the provisions of Section 2.1(b)(ii), any holder of Dissenting Shares shall cease to have any rights with respect to such Dissenting Shares, except the right to receive only payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL. The Company shall give Parent prompt written notice (and in any event within one (1) Business Day) of any demands or actual or, to the extent that the Company has Knowledge, attempted withdrawals of such demands for appraisal of Shares received by the Company, and any other instruments served on the Company pursuant to Section 262 of the DGCL and shall give Parent the opportunity to participate in and direct all negotiations and proceedings with respect thereto. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Section 262 of the DGCL, or agree or commit to do any of the foregoing. Parent shall have the right to direct the Paying Agent to return to Parent upon Parent’s demand any portion of the aggregate Merger Consideration made available to the Paying Agent to pay for Shares that have become Dissenting Shares.

Section 2.2    Treatment of Company Equity Awards.

(a)    Treatment of Restricted Stock Units. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, the Company, Merger Sub or the holders of any Company RSU, each restricted stock unit award in respect of Shares granted under the Company Equity Award Plan that is outstanding immediately prior to the Effective Time (a “Company RSU”) shall fully vest and shall be cancelled and converted automatically into the right to receive, as soon as reasonably practicable after the Effective Time (but no later than the first regularly scheduled payroll date that is at least five (5) Business Days after the Effective Time), from or on behalf of the Surviving Corporation, an amount in cash, without interest, equal to the product of (i) the amount of the Merger Consideration and (ii) the total number of Shares underlying such Company RSU, net of applicable tax withholding.

(b)    Treatment of Options. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, the Company, Merger Sub or the holders of any Company Option, each option award in respect of Shares granted under the Company Equity Award Plan that is unexercised and outstanding immediately prior to the Effective Time (a “Company Option”), whether vested or unvested, and that has an exercise price per Share that is less than the amount of the Merger Consideration, shall fully vest and shall be cancelled and converted automatically into the right to receive, as soon as reasonably practicable after the Effective Time (but no later than the first regularly scheduled payroll date that is at least five (5) Business Days after the Effective Time), from or on behalf of the Surviving Corporation, an amount in cash, without interest, equal to the product of (i) the amount by which the amount of the Merger Consideration exceeds the exercise price per Share of such Company Option and (ii) the total number of Shares subject to such Company Option, net of applicable tax withholding. At the Effective Time, each Company Option that has an exercise price per Share that is greater than or equal to the Merger Consideration shall cease to be outstanding, be cancelled and cease to exist and the holder of any such Company Option shall not be entitled to payment of any consideration therefor.

(c)    Treatment of Performance Awards. At the Effective Time, by virtue of the Merger and without any further action on the part of the Company, Parent, Merger Sub or the holders of any Company Performance Awards, each performance award granted under the Company Equity Award Plan that is outstanding immediately prior to the Effective Time (a “Company Performance Award”) shall at the Effective Time, be cancelled and converted automatically into the right to receive, within sixty (60) days after the Effective Time, a cash payment (net of applicable tax withholding), equal to the amount that would be payable in respect of such Company Performance Award based on deemed performance achievement as specified in Section 2.2(c)(i) of the Company Disclosure Letter, and except as otherwise set forth in Section 2.2(c)(ii) of the Company Disclosure Letter, pro-rated for any incomplete performance period, with such proration based on the number of completed calendar months elapsed during the performance period prior to the Effective Time.

(d)    Corporate Actions. As soon as reasonably practicable following the date of this Agreement, and in any event prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, shall adopt any resolutions and take any and all actions that are necessary to effectuate the provisions of Section 2.2(a), Section 2.2(b) and Section 2.2(c). Prior to the Closing, the Company shall take all actions necessary to ensure that, from and after the Effective Time, neither Parent nor the Surviving Corporation will be required to deliver Shares or other capital stock or other Equity Interests (including phantom stock) of the Company or any other Person to any Person pursuant to or in settlement of Company RSUs, Company Options, Company Performance Awards or any other awards under the Company Equity Award Plan.

Section 2.3    Certain Adjustments. If, between the date hereof and the Effective Time, the outstanding Shares shall have been changed into a different number of shares or a different class of shares, in each case, by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Merger Consideration shall be equitably adjusted, without duplication of any adjustment made pursuant to Section 1.1(h) or otherwise to reflect such change and without any increase in aggregate amounts payable by Parent hereunder, to the extent appropriate to provide the same economic effect as contemplated by this Agreement prior to such change. For the avoidance of doubt, the Merger Consideration, as adjusted pursuant to this Section 2.3, shall equal the Offer Price, as adjusted pursuant to Section 1.1(h).

Section 2.4    Exchange of Certificates.

(a)    Appointment of Paying Agent. Prior to the Offer Acceptance Time, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as both a depository agent for the holders of the Shares to receive the funds to which holders of such Shares shall become entitled pursuant to Section 1.1(e) and paying agent (the “Paying Agent”) for the payment of the Merger Consideration pursuant to Section 2.1(a)(i) and Parent or Merger Sub shall enter into a depository and paying agent agreement reasonably acceptable to the Company relating to the Paying Agent’s responsibilities under this Agreement.

(b)    Deposit of Merger Consideration. Promptly after (and in any event no later than the second (2nd) Business Day after) the Offer Acceptance Time, Parent shall deposit, or cause to be deposited, with the Paying Agent for the benefit of the holders of Shares, cash sufficient to pay the aggregate Offer Price payable pursuant to Section 1.1(e). At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares, cash sufficient to pay the aggregate Merger Consideration payable pursuant to Section 2.1(a)(i) (such aggregate Merger Consideration together with the aggregate Offer Price contemplated by the immediately foregoing sentence, together with any proceeds thereon, the “Payment Fund”).

(c)    Exchange Procedures. As promptly as practicable (and no later than the third (3rd) Business Day) after the Effective Time, Parent or the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Shares whose Shares were converted pursuant to Section 2.1(a)(i) into the right to receive the Merger Consideration (i) a letter of transmittal, in customary form and substance, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, or in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal (the “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of Certificates or Book-Entry Shares in exchange for the Merger Consideration.

(d)    Surrender of Certificates or Book-Entry Shares. Upon surrender of Certificates or Book-Entry Shares to the Paying Agent for cancellation, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration into which each Share formerly represented by such Certificates or Book-Entry Shares has been converted pursuant to this Agreement. Any Certificates so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Shares that is not registered in the transfer or stock records of the Company or if for any other reason payment of the Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Certificate or Book-Entry Share is registered, any cash to be paid upon due surrender of the Certificate or Book-Entry Share formerly representing such Shares shall be paid to any such transferee only if such Certificate or Book-Entry Share is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate or Book-Entry Share so surrendered have been paid or are not applicable (and any such applicable Taxes actually have been paid). No interest shall be paid or shall accrue on the Merger Consideration payable upon surrender of any Certificate or Book-Entry Share. Until surrendered as contemplated hereby, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Agreement.

(e)    Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, reasonably acceptable to the Paying Agent, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required by the Paying Agent or the Surviving Corporation, and, if required by the Surviving Corporation or the Paying Agent, the posting by such Person of a bond in a customary amount as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent (or, if subsequent to the termination of the Payment Fund and subject to Section 2.4(i), Parent or the Surviving Corporation) shall deliver, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration in accordance with the terms of this Agreement.

(f)    No Further Ownership Rights in Shares. At the Effective Time, all Shares outstanding immediately prior to the Effective Time shall automatically be cancelled and shall cease to exist in exchange for the consideration issued pursuant to Section 2.1, and all holders of Shares that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company except as provided for in Section 2.1. The Merger Consideration paid in accordance with the terms of this Article II shall be deemed payment in full satisfaction of all rights pertaining to the Shares previously represented by such Certificates or Book-Entry Shares.

(g)    Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the transfer books of the Surviving Corporation of the Shares which were outstanding immediately prior to the Effective Time. If, from and after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation, Parent or the Paying Agent for transfer or any other reason, they shall be cancelled and exchanged as provided in this Article II.

(h)    Investment of Payment Fund. Until disbursed in accordance with the terms and conditions of this Agreement, the Payment Fund shall be invested by the Paying Agent as directed by Merger Sub or, from and after the Closing, the Surviving Corporation in (i) obligations of or fully guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States with a maturity of no more than thirty (30) days, (ii) commercial paper obligations rated A-I or P-I or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available), (iv) in mutual funds investing in one or more of any such assets or (v) such other manner as is set forth in the paying agent agreement contemplated by Section 2.4(a) and approved by the Company prior to the Effective Time. To the extent that (A) there are any losses with respect to any investments of the Payment Fund; (B) the Payment Fund diminishes for any reason below the level required for the Paying Agent to promptly pay the cash amounts contemplated by Section 1.1(e) and Section 2.1; or (C) all or any portion of the Payment Fund is unavailable for Parent (or the Paying Agent on behalf of Parent) to promptly pay the cash amounts contemplated by Section 1.1(e) and Section 2.1 for any reason, Parent will, or will cause the Surviving Corporation or another Person to, promptly replace or restore the amount of cash in the Payment Fund so as to ensure that the Payment Fund is at all times fully available for distribution and maintained at a level sufficient for the Paying Agent to make the payments contemplated by Section 1.1(e) and Section 2.1. Any interest or income produced by such investments will be payable to the Surviving Corporation or Parent, as Parent directs.

(i)    Termination of Payment Fund. Any portion of the Payment Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares on the one (1) year anniversary of the Effective Time shall be delivered to Parent, upon demand, and any holder of Certificates or Book-Entry Shares that has not theretofore complied with this Article II shall thereafter look only to Parent or the Surviving Corporation (subject to abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Merger Consideration. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any person previously entitled thereto.

(j)    No Liability. Subject to applicable Law, none of Parent, the Company, Merger Sub or the Paying Agent shall be liable to any Person in respect of any portion of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(k)    Withholding. Each of the Paying Agent, Parent, Merger Sub, the Company and the Surviving Corporation, as applicable, shall be entitled to deduct and withhold from any amounts payable or otherwise deliverable pursuant to this Agreement such amounts as may be required to be deducted or withheld under the Code or any provision of state, local or non-U.S. Tax Law or under any other applicable Law; provided that, Paying Agent, Parent, and Merger Sub, as applicable, shall notify (in reasonable detail) the Company, as promptly as practicable prior to the payment date, of any such withholding and shall use commercially reasonable efforts to cooperate with the Company to reduce such withholding, other than U.S. federal backup withholding or withholding on amounts treated as compensation. To the extent such amounts are so deducted or withheld and paid over to the appropriate Governmental Entity, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

Section 2.5    Further Action. If, at any time after the Effective Time, any further action is determined by Parent or the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in any form, document or report publicly filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) by the Company on or after January 1, 2018 and not less than one Business Day prior to the date hereof (excluding any disclosures contained under the heading “Risk Factors” or any disclosure included in any “forward-looking statements” disclaimer or any other general statement regarding risks or uncertainties that are similarly cautionary, predictive or forward-looking in nature); it being understood that any matter disclosed in any such filings with the SEC shall be deemed not disclosed for purposes of Section 3.1, Section 3.2 and Section 3.3 or (b) as disclosed in the letter delivered by the Company to Parent and Merger Sub immediately prior to the execution of this Agreement, subject to the last sentence of Section 8.14 (the “Company Disclosure Letter”), the Company represents and warrants to Parent as follows:

Section 3.1    Organization.

(a)    Each of the Company and each of its Subsidiaries is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization. Each of the Company and its Subsidiaries has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and (where such concept is recognized) is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)    The Company has made available to Parent true and complete copies of the Company Organizational Documents, in each case in full force and effect as of entry into of this Agreement.

Section 3.2    Capital Stock and Indebtedness.

(a)    The authorized capital stock of the Company consists of 350,000,000 Shares and 50,000,000 shares of preferred stock, par value $0.01 per share. As of the close of business on July 10, 2019 (the “Capitalization Date”), (i) 20,690,472 Shares were issued and outstanding (not including shares held in treasury), (ii) 1,827,246 Shares were held in treasury, (iii) 326,556 Shares were underlying outstanding Company Options, (iv) 457,157 Shares were underlying outstanding Company RSUs, (v) the amount of cash payable under the outstanding Company Performance Awards are described in Section 3.2(a) of the Company Disclosure Letter, based on the assumptions described therein, (vi) 447,229 Shares were reserved for issuance pursuant to future grants under the Company Equity Award Plan, and (vii) no other shares of capital stock, Company Securities or other voting securities of the Company were issued, reserved for issuance or outstanding. Since the close of business on the Capitalization Date, the Company has not issued any Shares, Company Options, Company RSUs, Company Performance Awards or other Company Securities, except for Shares issued upon the exercise of Company Options or settlement of Company RSUs, in each case, that were outstanding as of the close of business on the Capitalization Date, in accordance with their terms. All issued and outstanding Shares are, and all Shares reserved for issuance as noted in clause (vi) above shall be (when issued in accordance with the terms of the Company Equity Award Plan and the respective grants thereunder), duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. No Subsidiary of the Company owns any Shares or has any option or warrant to purchase any Shares or any other Company Securities. Section 3.2(a) of the Company Disclosure Letter sets forth, as of the close of business on the Capitalization Date, an accurate and complete list of each outstanding Company Option (setting forth the date of grant and the exercise price thereof) and each outstanding Company RSU and Company Performance Award (setting forth the respective date of grant).

(b)    Except as set forth in Section 3.2(a), Section 3.2(a) of the Company Disclosure Letter or as expressly permitted by Section 5.1(b)(E), there are no outstanding or authorized (i) shares of capital stock, other voting securities or other Equity Interests of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, (iii) options or other rights to acquire from the Company, and no obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (clauses (i) through (iii), collectively, “Company Securities”) or (iv) Company Performance Awards. Except as set forth in Section 3.2(a) and Section 3.2(b) of the Company Disclosure Letter or in Section 3.2(a), there are (I) no outstanding obligations of the Company (A) to repurchase, redeem or otherwise acquire any Company Securities of or (B) to provide any funds to or make any investment (in the form of a loan, capital contribution, guarantee, credit enhancement or otherwise) in or assume any Liability of (x) any Subsidiary of the Company that is not wholly owned by the Company or (y) any other Person that is not a wholly owned Subsidiary of the Company and (II) no other options, subscriptions, rights, profits interest, stock appreciation rights, phantom stock, convertible securities, calls, warrants or other similar rights, agreements, arrangements, undertakings or commitments of any character relating to the issued or unissued capital stock of the Company or any of its Subsidiaries to which the Company or any of its Subsidiaries is a party. Neither the Company nor any of its Subsidiaries is a party to any Contract with respect to the voting of any Company Securities.

(c)    Section 3.2(c) of the Company Disclosure Letter sets forth a true and complete list of each of the Company’s Subsidiaries, together with the jurisdiction of organization or formation of each such Subsidiary and ownership of each Subsidiary. The Company or a Subsidiary of the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock, other voting securities or other Equity Interests of each Subsidiary of the Company, free and clear of all Liens other than Permitted Liens, and all of such shares of capital stock or other Equity Interests are duly authorized, validly issued, fully paid and nonassessable and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right in favor of any Person other than the Company or a Subsidiary of the Company. There are no other securities of any Subsidiary of the Company convertible into or exchangeable for shares of capital stock or voting securities of such Subsidiary or options or other rights to acquire from such Subsidiary, and no obligation of such Subsidiary to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the such Subsidiary.

(d)    Except for Equity Interests in the Company’s Subsidiaries, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any capital stock of, equity interest, voting interest, membership interest, partnership interest, joint venture interest, or other equity or voting interest of any nature in any Person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any Person) (such interests collectively, “Equity Interests”).

(e)    There are no voting agreements, voting trusts, stockholders’ agreements, proxies or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other Equity Interest of, restricting the transfer of or providing for registration rights with respect to, the Company or any of its Subsidiaries.

Section 3.3    Corporate Authority Relative to this Agreement; Consents and Approvals; No Violation.

(a)    The Company has the requisite corporate power and authority to execute and deliver this Agreement and, assuming the transactions contemplated hereby are consummated in accordance with Section 251(h) of the DGCL, to consummate the transactions contemplated hereby, including the Offer and the Merger. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Offer and the Merger, have been duly and validly authorized by the Company Board and, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate action or proceedings on the part of the Company or its stockholders are necessary to authorize the execution and delivery by the Company of this Agreement or the consummation of the transactions contemplated hereby, including the Offer and the Merger. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery thereof by Parent and Merger Sub, constitutes a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, reorganization, fraudulent conveyance, insolvency, moratorium or other similar Laws affecting creditor’s rights generally, equitable principles (whether considered in a Proceeding in equity or at law) (the “Enforceability Exceptions”). The Company Board at a meeting duly called and held has unanimously adopted resolutions that: (i) determined that the transactions contemplated hereby (including the Offer and the Merger) are fair to and in the best interests of the Company and its stockholders, (ii) determined that the Offer is advisable and in the best interests of the Company and its stockholders, (iii) approved this Agreement and the transactions contemplated hereby (including the execution, delivery and performance thereof) and declared it advisable that the Company enter into this Agreement and consummate the transactions contemplated hereby in accordance with the DGCL, (iv) resolved that this Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and (v) recommended that the Company’s stockholders accept the Offer and tender their Shares in the Offer.

(b)    The execution, delivery and performance of this Agreement by the Company, including the consummation of the Offer and the Merger, do not and will not require any authorization, consent, order license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the requirements of the applicable U.S. federal securities Laws (including the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), including the rules and regulations of the SEC thereunder, regarding the Offer, the Merger and the other transactions contemplated hereby, (iii) the rules and regulations of the NYSE, (iv) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), (v) requirements under applicable state securities Laws or “blue sky” Laws and the securities Laws of any foreign country (clauses (i) – (v), collectively, the “Transaction Approvals”), and (vi) such authorizations, consents, Orders, licenses, permits, approvals, registrations, declarations, notices and filings the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)    Except as set forth on Section 3.3(c) of the Company Disclosure Letter, the execution, delivery and performance by the Company of this Agreement does not and, assuming the Transaction Approvals are obtained, will not, (i) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or give rise to any right of termination, vesting, amendment, acceleration or cancellation of, any Contract to which the Company or any of its Subsidiaries is a party or by which it or any of its respective properties or assets is bound, (ii) conflict with or result in any violation of any provision of the Company Organizational Documents or (iii) conflict with or violate any applicable Laws except, in the cases of clauses (i) and (iii) above, for any such conflict, violation, breach or other occurrence, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.4    SEC Filings; Reports and Financial Statements.

(a)    The Company has filed all registration statements, prospectuses, proxy statements, schedules, forms, documents and reports (including exhibits) required to be filed or furnished (as applicable) by it under the U.S. Securities Act of 1933, as amended, (the “Securities Act”) or the Exchange Act, as the case may be, since January 1, 2017, together with all certifications required pursuant to the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) (such documents filed by the Company with the SEC since January 1, 2017 through the date hereof (excluding any of the Offer Documents and the Schedule 14D-9), collectively the “Company SEC Documents”). As of their respective dates and, if amended or superseded by a subsequent filing filed or furnished more than one Business Day prior to the date hereof, as of the date of such amendment or superseding filing, the Company SEC Documents complied in all material respects and all documents required to be filed by the Company with the SEC on or after the date hereof and prior to the Effective Time (the “Subsequent Company SEC Documents”) will comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations promulgated thereunder. As of their respective dates (and, if amended, as of the date of such amendment), the Company SEC Documents did not, and any Subsequent Company SEC Documents will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. None of the Subsidiaries of the Company is currently or has, since becoming a Subsidiary of the Company been, required to file any forms, reports or other documents with the SEC.

(b)    As of the date hereof, none of the Company SEC Documents is the subject of any unresolved or outstanding SEC comment and, to the Knowledge of the Company, is the subject of ongoing SEC review. There has been no material correspondence between the SEC and the Company since January 1, 2017 that is not set forth in the Company SEC Documents or that has not otherwise been disclosed to Parent prior to the date hereof.

(c)    The consolidated financial statements (including all related notes and schedules) of the Company included or incorporated by reference in the Company SEC Documents (collectively, the “Financial Statements”), and the consolidated financial statements (including all related notes and schedules thereto) included in the Subsequent Company SEC Documents will, (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as of the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments), (ii) as of their respective filing dates with the SEC (if amended, as of the date of the last such amendment, with respect to the consolidated financial statements that are amended or restated therein), complied in all material respects with applicable accounting requirements and the rules and regulations of the SEC and (iii) were prepared in all material respects in conformity with U.S. generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto as permitted by Regulation S-X promulgated by the SEC).

(d)    Except as have been described in the Company SEC Documents, there are no unconsolidated Subsidiaries of the Company and neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC.

(e)    Since January 1, 2017, there has been no material change in the Company’s accounting methods or principles that would be required to be disclosed in the Company’s financial statements in accordance with GAAP, except as described in the notes thereto.

Section 3.5    Internal Controls and Procedures. The Company has established and maintains a system of internal control over financial reporting as required by Rule 13a-15 or Rule 15d-15 under the Exchange Act. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes policies and procedures that (a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. The Company maintains disclosure controls and procedures as required by Rule 13a-15 or Rule 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably effective to ensure that all material information relating to the Company and its Subsidiaries required to be disclosed in the Company’s periodic reports under the Exchange Act and within the time periods specified in the SEC’s rules is made known to the Company’s principal executive officer and its principal financial officer by others within the Company or any of its

Subsidiaries, and such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and its principal financial officer to such information required to be included in the Company’s periodic reports required under the Exchange Act. With respect to the consolidated financial statements filed by the Company with the SEC since January 1, 2017, neither the Audit Committee of the Company Board or, to the Knowledge of the Company, the Company’s auditors has identified: (x) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s or any of its Subsidiaries’ ability to record, process, summarize and report financial information or (y) any fraud or allegation of fraud, whether or not material, that involves (or involved) management or other employees who have (or had) a significant role in the Company’s internal control over financial reporting. The Company is, and has been since January 1, 2017, in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules and regulations of the NYSE. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2018, and such assessment concluded that such system was effective. Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extension of credit” to directors or executive officers of the Company prohibited by Section 402 of the Sarbanes-Oxley Act.

Section 3.6    No Undisclosed Liabilities. There are no Liabilities of the Company or any of its Subsidiaries that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries, except for (a) Liabilities that are reflected or reserved against on the consolidated balance sheet of the Company and its Subsidiaries included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2019 (including any notes thereto), (b) Liabilities arising in connection with the transactions contemplated hereby, including the Offer and the Merger, (c) Liabilities incurred in the ordinary course of business since March 31, 2019 (other than Liabilities with respect to the breach of any Contract by the Company or its Subsidiaries) and (d) Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.7    Compliance with Law; Permits.

(a)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and each of its Subsidiaries are, and since January 1, 2017 have been, in compliance with and not in conflict with, or in default or violation of, all applicable federal, state, local and foreign laws, statutes, ordinances, common law, rules, regulations, standards, judgments, Orders, writs, injunctions, decrees, arbitration awards, agency requirements, licenses or permits of Governmental Entities (collectively, “Laws” and each, a “Law”). Since January 1, 2017, neither the Company nor any of its Subsidiaries has received any written notice or other written communication from any Governmental Entity regarding any actual or alleged failure to comply with any Law, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)    The Company and its Subsidiaries hold all authorizations, licenses, permits, certificates, variances, exemptions, approvals, Orders, registrations and clearances of any Governmental Entity necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets (“Company Permit”), and to carry on and operate their businesses as currently conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2017, the Company has not received any written notice from any Governmental Entity regarding (i) any actual or possible material violation of any Company Permit, or any failure to comply in any respect with any term or requirement of any Company Permit or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or adverse modification of any Company Permit, in each case other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each Company Permit is in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c)    None of the Company or its Subsidiaries, any of their respective directors or officers, nor, to the Company’s Knowledge, any agent or employee of the Company or any of its Subsidiaries, in each case, acting on behalf of the Company or any of its Subsidiaries, has since January 1, 2017, directly or indirectly, (i) used any funds of the Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity or Persons; (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of its Subsidiaries; or (iii) violated or is in violation of applicable Bribery Legislation.

(d)    The Company and its Subsidiaries maintain policies and procedures and systems of internal controls as may be required by, and in any event reasonably designed to ensure compliance with, the Bribery Legislation. Neither the Company nor any of its Subsidiaries nor any of their respective officers or employees, nor to the Knowledge of the Company, any agents or any other Person acting on their behalf (i) is nor in the past five (5) years has been a Sanctioned Person, (ii) has transacted any business directly or knowingly indirectly with any Sanctioned Person in violation of Sanctions nor (iii) has taken any action that would cause the Company or any Subsidiary to violate any Sanctions. To the Knowledge of the Company, none of the Company nor any Subsidiary is the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to any Bribery Legislation or Sanctions.

(e)    No representation or warranty shall be deemed to be made in this Section 3.7 in respect of the matters referenced in any other section of this Article III, including in respect of environmental, Tax, employment benefits or labor matters.

Section 3.8    Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) the Company and each of its Subsidiaries are, and since January 1, 2017, have been, in compliance with applicable Environmental Laws, and each has, or has applied for, and is, and since January 1, 2017, has been, in compliance with all Environmental Permits necessary for the conduct and operation of their respective businesses as presently conducted, (b) since January 1, 2017, none of the Company or any of its Subsidiaries has received any written notice, demand, letter or claim alleging that the Company or such Subsidiary is in violation of, or liable under, any Environmental Law, (c) none of the Company or any of its Subsidiaries is subject to any Proceeding or Order relating to compliance with

Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials, (d) to the Company’s Knowledge, there are no Hazardous Materials at any location in a condition or concentration that would require remediation pursuant to Environmental Law, (e) none of the Company or any of its Subsidiaries has contractually assumed or indemnified the liabilities of another entity that is not the Company or any of its Subsidiaries pursuant to Environmental Law, and (f) the Company and each of the Subsidiaries have made available to Parent all material environmental reports, audits, assessments, notices, Orders, correspondence dated on or after January 1, 2017 or other documentation dated on or after January 1, 2017 in its possession, custody or control. The representations and warranties contained in this Section 3.8 are the sole and exclusive representations of the Company with respect to Environmental Laws, Environmental Permits, Hazardous Materials or any other matter related to the environment or the protection of human health and worker safety.

Section 3.9    Employee Benefit Plans.

(a)    Section 3.9(a) of the Company Disclosure Letter sets forth a correct and complete list, as of the date hereof, of each material Company Benefit Plan. With respect to each Company Benefit Plan, to the extent applicable, correct and complete copies of the following have been delivered or made available to Parent by the Company: (i) the most recent plan document; (ii) the most recent related trust agreement; (iii) the three (3) most recent annual reports (Form 5500) filed with the Internal Revenue Service (the “IRS”); (iv) the most recent determination, opinion or advisory letter from the IRS for any Company Benefit Plan that is intended to qualify under Section 401(a) of the Code and the most recent nondiscrimination tests performed under the Code; and (v) the most recent summary plan description.

(b)    Except (i) as set forth on Section 3.9(b) of the Company Disclosure Letter or (ii) as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (x) each Company Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code, all contributions required to be made to any Company Benefit Plan, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period from January 1, 2017 through the date hereof, have been timely made, and (y) there are no pending or, to the Knowledge of the Company, threatened in writing claims (other than claims for benefits in the ordinary course of business), lawsuits or arbitrations, in each case with respect to any Company Benefit Plan, which have been asserted or instituted. Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or is the subject of a favorable opinion letter from the IRS on the form of such Company Benefit Plan and, to the Knowledge of the Company, there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status of any such Company Benefit Plan in any material respect.

(c)    Except as set forth on Section 3.9(c) of the Company Disclosure Letter, none of the Company, its Subsidiaries or any of their respective ERISA Affiliates sponsor, maintain, or contribute to, or in the past three (3) years has sponsored, maintained or contributed to, any employee benefit plan that is (i) subject to Title IV of ERISA or Section 412 of the Code, (ii) a “multiple employer plan” within the meaning of Sections 4063 or 4064 of ERISA, or (iii) a “multiemployer plan” as defined in Section 4001(a)(3) of ERISA (a “Multiemployer Plan”).

(d)    Except as set forth on Section 3.9(d) of the Company Disclosure Letter, neither the execution of this Agreement nor the completion of the transactions contemplated hereby (either alone or in conjunction with any other event) will result in (x) any compensation payment becoming due to any employee of the Company or any of its Subsidiaries, (y) the acceleration of vesting or payment or provision of any other rights or benefits (including funding of compensation or benefits through a trust or otherwise) to any employee of the Company or any of its Subsidiaries, or (z) any increase to the compensation or benefits otherwise payable under any Company Benefit Plan.

(e)    Each Company Benefit Plan that provides health or welfare benefits is fully insured or, if not fully insured, is indicated as such on Section 3.9(e) of the Company Disclosure Letter, and any incurred but not reported claims under any such Company Benefit Plan has been properly accrued in accordance with GAAP. Except as set forth on Section 3.9(e) of the Company Disclosure Letter, no Company Benefit Plan provides and neither the Company, its Subsidiaries, nor its ERISA Affiliates have any liability in respect of, post-termination medical or life insurance benefits to any Person, other than as may be provided pursuant to any separation agreement between the Company and a former employee that has been made available to Parent or through the last day of the month in which an employee’s employment ceases, or as required by Section 4980B of the Code.

(f)    Except as set forth on Section 3.9(f) of the Company Disclosure Letter, neither the Company nor its Subsidiaries has any indemnity or gross-up obligation for any excise taxes or penalties or interest imposed or accelerated under Sections 409A or 4999 of the Code (or any corresponding provisions of foreign, state or local Law relating to Tax).

(g)    Except as set forth on Section 3.9(g) of the Company Disclosure Letter, no amount or benefit that would reasonably be, or has been, received (whether in cash or property or the vesting of property or the cancellation of Indebtedness) by a “disqualified individual” within the meaning of Section 280G of the Code, pursuant to Contracts in existence at the Closing, would reasonably be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated hereby.

(h)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Company Benefit Plan maintained outside the jurisdiction of the United States, or that covers any employee residing or working outside the United States, which is required to be registered or approved by any Governmental Entity, has been so registered and approved, except where failure to register or gain approval will not result in a liability and has been maintained in good standing with the applicable requirements of the relevant Governmental Entity.

Section 3.10    Absence of Certain Changes or Events. Since December 31, 2018 through the date hereof, except as set forth on Section 3.10 of the Company Disclosure Schedule, (a) the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business, (b) neither the Company nor any of its Subsidiaries has taken any action that, if taken or proposed to be taken after the date hereof, would be prohibited by clauses (A), (C), (F) – (K), (L) – (T), (V) or (W) of Section 5.1(b), and (c) there has not been any change, event, development or occurrence which, individually or in the aggregate, has had a Material Adverse Effect.

Section 3.11    Litigation.

(a)    (i) There is no Proceeding to which the Company, any of its Subsidiaries, nor any of their respective properties or assets is a party pending or, to the Knowledge of the Company, threatened in writing and (ii) neither the Company, any of its Subsidiaries, nor any of their respective properties or assets is subject to any outstanding Order, in each case, that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There are no inquiries, investigations or reviews by the SEC or any other Governmental Entity pending or, to the Knowledge of the Company, threatened, with respect to the Company or any of its Subsidiaries or any of their respective Company assets, except for those that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There are no settlements of any Proceedings to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound that are material to the Company and its Subsidiaries, taken as a whole, and under which the Company or any of its Subsidiaries have material continuing obligations.

(b)    Since January 1, 2017, (i) to the Company’s Knowledge, no allegations of sexual harassment have been made against any current or former director, officer or employee of the Company or any of its Subsidiaries at or above the senior vice president or equivalent level, and (ii) neither the Company nor any of the Subsidiaries have entered into any settlement agreements related to allegations of sexual harassment or misconduct by any current or former director, officer or employee of the Company or any of its Subsidiaries at or above the vice president or equivalent level.

Section 3.12    Tax Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a)    (i) The Company and its Subsidiaries have timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are true, complete and accurate and (ii) the Company and each of its Subsidiaries have paid all Taxes that are required to be paid by any of them, except, in each case of clauses (i) and (ii), with respect to matters contested in good faith or for which adequate reserves have been established, in accordance with GAAP.

(b)    There are no Liens for Taxes on any property of the Company or any of its Subsidiaries other than Permitted Liens.

(c)    The Company and its Subsidiaries have provided adequate reserves in their consolidated financial statements for any Taxes that have not been paid.

(d)    Neither the Company nor any of its Subsidiaries is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement (other than exclusively among the Company and its subsidiaries), and neither the Company nor any of its subsidiaries (i) is or has been a member of any consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group of which the Company is the common parent corporation) or (ii) has any liability for the payment of Taxes of any person as a successor or transferee.

(e)    The Company and each of its Subsidiaries has duly and timely withheld all amounts required by applicable Laws to be withheld by it and has duly and timely remitted to the appropriate Governmental Entities such amounts required by applicable Laws to be remitted by it.

(f)    Neither the Company nor any of its Subsidiaries will be required to include in any taxable period ending after the Closing Date taxable income attributable to income that accrued in a taxable period prior to the Closing Date but was not recognized for Tax purposes in such prior taxable period (or to exclude from taxable income in a taxable period ending after the Closing Date any deduction the recognition of which was accelerated from such taxable period to a taxable period prior to the Closing Date) as a result of (A) the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, Section 481 of the Code or Section 108(i) of the Code (or, in each case, comparable provisions of state, local or non-U.S. Tax Law), (B) any deferred intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any comparable provision of state, local or non-U.S. Tax Law) resulting from a transaction or event occurring on or prior to the Closing Date, or (C) any prepaid amount received on or prior to the Closing Date outside of the ordinary course of business.

(g)    The Company and each of its Subsidiaries has duly and timely collected, in all respects, all amounts on account of sales or transfer Taxes, including goods and services, value added and U.S. federal, state, local or non-U.S. sales Taxes, required by applicable Laws to be collected by it and has duly and timely remitted to the appropriate Governmental Entities such amounts required by applicable Laws to be remitted by it.

(h)    The Company has not been a “controlled corporation” or a “distributing corporation” (in each case, within the meaning of Section 355(a)(1)(A) of the Code) in any distribution that was purported or intended to be governed by Section 355 of the Code occurring during the two (2)-year period ending on the date hereof.

(i)    None of the Company or any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(j)    There is no Proceeding currently pending or, to the Knowledge of the Company threatened against or with respect to the Company or any of its Subsidiaries in respect of any material Tax or Tax Returns. No deficiencies for any Taxes have been proposed, asserted, assessed or threatened in writing against the Company or any of its Subsidiaries which have not been settled and paid.

(k)    No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to the Company or any of its subsidiaries has been filed or entered into with any Taxing Authority, and no power of attorney with respect to any such Taxes has been granted to any person, in each case, that remains in effect.

(l)    Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(m)    Neither the Company nor its Subsidiaries have made an election under Section 965 of the Code.

Notwithstanding anything herein to the contrary, the representations and warranties contained in this Section 3.12 and, to the extent expressly referring to Code sections, Section 3.9 are the sole and exclusive representations of the Company with respect to Taxes and Tax matters.

Section 3.13    Employment and Labor Matters.

(a)    Except as set forth on Section 3.13 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, labor union Contract, or trade union agreement (each, a “Collective Bargaining Agreement”).

(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date hereof: (i) there is no strike, lockout, slowdown, or work stoppage against the Company or any of its Subsidiaries pending or, to the Company’s Knowledge, threatened in writing; (ii) there is no pending charge or complaint against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity; and (iii) the Company and its Subsidiaries have complied with all Laws regarding employment and employment practices (including anti-discrimination), terms and conditions of employment and wages and hours (including the Fair Labor Standards Act of 1938 (“FLSA”), classification of employees and equitable pay practices) and other Laws in respect of any reduction in force (including the Worker Adjustment and Retraining Notification Act of 1988 (“WARN”), notice, information and consultation requirements), and no claims relating to non-compliance with the foregoing are pending or, to the Company’s Knowledge, threatened in writing. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries has any direct or indirect Liability with respect to misclassification of any person as (x) an independent contractor rather than as an employee, (y) an exempt employee rather than as a non-exempt employee with respect to FLSA (or similar state Law), or (z) a leased employee from another employer rather than an employee of the Company.

(c)    There has been no “mass layoff” or “plant closing” (as defined by WARN and the regulations promulgated thereunder or any similar state, local or foreign Law) with respect to the Company or any of its Subsidiaries within the six (6) months prior to the date hereof, and neither the Company nor any of its Subsidiaries has incurred any Liability under WARN that remains unsatisfied.

Section 3.14    Real Property.

(a)    Section 3.14(a) of the Company Disclosure Letter sets forth each parcel of land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any of its Subsidiaries (the “Owned Real Property”). Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, with respect to the Owned Real Property, (i) the Company or one of its Subsidiaries, as applicable, has good and marketable title to the Owned Real Property, free and clear of any Liens (other than Permitted Liens), (ii) except as set forth on Section 3.14 of the Company Disclosure Letter, the Company or any of its Subsidiaries have not leased or otherwise granted to any Person any material right to use or occupy such Owned Real Property or any material portion thereof; and (iii) there are no outstanding options, or rights of first refusal, rights of first offer or other third party rights to purchase the Owned Real Property, or any portion thereof or interest therein. Neither the Company nor any Subsidiary is party to any agreement or option to purchase any material real property or interest therein.

(b)    Section 3.14(b) of the Company Disclosure Letter sets forth a complete and correct list of all real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries (collectively, including the improvements thereon, the “Leased Real Property”), and all leases, subleases, licenses and other agreements under which the Company or its Subsidiaries lease, sublease, use or occupy the Leased Real Property, including all amendments, modifications, extensions and guaranties relating thereto (each a “Company Lease” and collectively, the “Company Leases”). The Company has made available to Parent copies of all Company Leases that are complete and correct in all material respects. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) each Company Lease is valid and binding on the Company and each of its Subsidiaries party thereto and, to the Knowledge of the Company, each other party thereto and is in full force and effect; (ii) there is no breach or default under any Company Lease by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto; (iii) no event has occurred that with or without the lapse of time or the giving of notice or both would constitute a breach or default under any Company Lease by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto; and (iv) the Company or one of its Subsidiaries that is either the tenant or licensee named under the Company Lease has a good and valid leasehold interest in the Leased Real Property, free and clear of any Liens (other than Permitted Liens) and is in possession of the Leased Real Property purported to be leased or licensed thereunder.

(c)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no pending or, to the Knowledge of the Company, threatened appropriation, condemnation or like Proceeding, or sale or other disposition in lieu of condemnation, affecting the Owned Real Property or any portion thereof or, to the Knowledge of the Company, the Leased Real Property or any portion thereof.

(d)    The Leased Real Property and the Owned Real Property constitute, in all material respects, all of the real property used or occupied by the Company and any of its Subsidiaries.

Section 3.15    Intellectual Property.

(a)    Section 3.15(a) of the Company Disclosure Letter sets forth a list of all (i) Patents, pending Patent applications, registered Marks, pending applications for registration of Marks and registered Copyrights owned by the Company or any of its Subsidiaries (collectively, the “Registered Intellectual Property”) and (ii) all material unregistered Marks owned by the Company or any of its Subsidiaries (together with the Registered Intellectual Property and any other material unregistered Intellectual Property owned by the Company or any of its Subsidiaries, the “Owned Intellectual Property”). The Company and its Subsidiaries have taken all commercially reasonable actions to maintain and protect the Owned Intellectual Property and all of the Registered Intellectual Property is valid, in full force and effect and has not expired or been cancelled, abandoned or otherwise terminated.

(b)    The Company and its Subsidiaries own all right, title, and interest, free and clear of all Liens (except for Permitted Liens) to all Owned Intellectual Property, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the conduct of the business of the Company and its Subsidiaries does not infringe, violate or constitute misappropriation of any Intellectual Property of any third Person, (ii) to the Company’s Knowledge, as of the date hereof, no third Person is infringing, violating, or misappropriating any Owned Intellectual Property, and (iii) as of the date hereof, there is no pending claim asserted in writing against the Company or any of its Subsidiaries (including any “cease and desist” letters and invitations to license) (x) asserting that the Company or any Subsidiary has infringed, violated or misappropriated, or is infringing, violating or misappropriating any Intellectual Property rights of any third Person or (y) challenging the Company’s or any of its Subsidiaries’ rights in or to any item of Intellectual Property used in the operation of the business of the Company or its Subsidiaries.

(d)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all software material to the business of the Company and its Subsidiaries (i) performs in conformance with its documentation, (ii) is free from software defects and (iii) does not contain any virus, software routine or hardware component designed to permit unauthorized access or to disable or otherwise harm any computer, systems or software. To the Company’s Knowledge, there has been no material failure of IT Assets in the past two (2) years that has not been resolved in all material respects and no third party has gained unauthorized access to the IT Assets.

(e)    Except as set forth on Section 3.15(e) of the Company Disclosure Letter or as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) no software used in the business of the Company and its Subsidiaries contains or requires use of any “open source” code, shareware or other software that is made generally available to the public without requiring payment of fees or royalties or that does or may require disclosure or licensing of any such software or any other Owned Intellectual Property and (ii) none of the software used in the business of the Company and its Subsidiaries is covered by or subject to the requirements of any version of the GNU General Public License or the GNU Affero General Public License and used in a manner that would require the Company or any of its Subsidiaries to distribute any source code included in the Owned Intellectual Property to any third party.

(f)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of the material Trade Secrets of the Company and its Subsidiaries and third-party confidential information provided to the Company or any Subsidiary that the Company or such Subsidiary is obligated to maintain in confidence, (ii) the Company and its Subsidiaries have a privacy policy (the “Privacy Policy”) regarding the collection, retention, protection and use of personal information collected, used, or held for use by (or on behalf of) the Company and its Subsidiaries (the “Company Personal Information”), a true, correct and complete copy of which has been provided to Parent prior to the date hereof, (iii) the Company and its Subsidiaries comply with their internal policies and procedures, including the Privacy Policy, and all legal requirements, to the extent applicable, relating to privacy, data protection, and the collection, retention, protection and use of Company Personal Information, (iv) there are no claims pending or, to the Knowledge of the Company, threatened in writing against the Company or its Subsidiaries alleging a violation of any third Person’s privacy or personal information or data rights, (v) the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, do not violate the Privacy Policy as it currently exists or as it existed at any time during which any Company Personal Information was collected or obtained by the Company or any of its Subsidiaries and, upon Closing, the Surviving Corporation will own all such Company Personal Information and continue to have the right to use such Company Personal Information on identical terms and conditions as the Company and its Subsidiaries enjoyed immediately prior to Closing, (vi) to the Company’s Knowledge, no third Person has gained unauthorized access to or made any unauthorized use of any Company Personal Information and (vii) the Company and its Subsidiaries have security measures in place designed to protect any Company Personal Information stored in their computer systems from unlawful use by any third Person or any other use by a third Person that would violate the Privacy Policy.

Section 3.16    Material Contracts.

(a)    Section 3.16 of the Company Disclosure Letter sets forth a true, correct, and complete list of all Company Material Contracts as of the date of this Agreement. For purposes of this Agreement, “Company Material Contracts” means any of the following Contracts to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets is bound (other than Company Benefit Plans):

(i)    any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC) or any other Contract disclosed by the Company in a Current Report on Form 8-K that has not been filed or incorporated by reference in the Company SEC Documents;

(ii)    any Contract that expressly imposes any material restriction on the right or ability of the Company or any of its Subsidiaries to compete in a line of business or its Subsidiaries or in any geographic area or solicit any client or customer;

(iii)    any Contract with a customer that expressly obligates the Company or its Subsidiaries (or following the Closing, Parent or its Subsidiaries) to conduct business with any third party on a preferential or exclusive basis or that contains “most favored nation” or similar covenants;

(iv)    any Contract relating to the creation, incurrence, assumption or guarantee of any Indebtedness (other than intercompany Indebtedness owed by the Company or any wholly owned Subsidiary to any other wholly owned Subsidiary, or by any wholly owned Subsidiary to the Company) of the Company or any of its Subsidiaries having an outstanding principal amount in excess of $1,000,000;

(v)    any Contract that is a lease or similar Contract with any Person under which (A) the Company is lessee of, or holds or uses, any material machinery, equipment, vehicle or other tangible personal property that is material to the Company or (B) the Company is a lessor or sublessor of, or makes available for use by any Person, any tangible personal property that is material to the Company. Amounts funded and paid under that certain agreement described in Section 3.16(a)(v)(C) of the Company Disclosure Letter, together with all schedules thereto to the extent currently in effect, are accurately described in Section 3.16(a)(v)(C) of the Company Disclosure Letter;

(vi)    any Contract that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or its Subsidiaries;

(vii)    any Contract that provides for the acquisition or disposition of any assets (other than acquisitions or dispositions in the ordinary course of business) or business (whether by merger, sale of stock, sale of assets or otherwise) or capital stock or other equity interests of any Person, that contains material continuing rights or obligations of the Company, including any indemnification, guarantee, “earn-out” or other contingent payment obligations;

(viii)    any Contract relating to the formation, creation, operation, management or control of any joint venture, partnership, limited liability company, or other equity investment agreement, other than any such Contract solely between the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(ix)    any Contract with an Affiliate or other Person that would be required to be disclosed under Item 404(a) of Regulation S-K promulgated under the Exchange Act;

(x)    a Contract for the purchase by the Company or its Subsidiaries of materials, supplies, equipment or services, from a Significant Vendor;

(xi)    a Contract for the sale by Company or its Subsidiaries of products or services to a Significant Customer;

(xii)    any material license (A) pursuant to which the Company or any of its Subsidiaries use any material Intellectual Property from any third Person (other than licenses for commercially available software) or (B) pursuant to which the Company or any of its Subsidiaries has granted to any third Person any right in or to any Owned Intellectual Property;

(xiii)    any Contract under which the Company or any Subsidiary of the Company, directly or indirectly, has agreed to make any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or any of its wholly owned Subsidiaries), in any such case which, individually, is in excess of $1,000,000;

(xiv)    any Contract requiring or reasonably expected to require any capital commitment or capital expenditures (including any series of related expenditures) by the Company or its Subsidiaries following the date hereof in excess of $5,000,000, individually or in the aggregate;

(xv)    any settlement agreement imposing material future limitations on the operation of the Company and its Subsidiaries;

(xvi)    any material Contract with any Governmental Entity; and

(xvii)    any Contract other than the Company Credit Facilities that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, prohibits the pledging of the capital stock of the Company or any Subsidiary of the Company or prohibits the issuance of guarantees by the Company or by any Subsidiary of the Company.

(b)    There is no violation, nor has the Company or any of its Subsidiaries received notice of violation, under any Material Contract or Company Benefit Plan by the Company or any of its Subsidiaries and no event has occurred that with the lapse of time or the giving of notice or both would constitute a violation thereunder by the Company or any of its Subsidiaries, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each Company Material Contract and each Company Benefit Plan is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except to the extent it has previously expired in accordance with its terms, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company or the Subsidiary of the Company that is party thereto and, to the Knowledge of the Company, of each other party thereto have performed all obligations required to be performed by it to date under each Company Material Contract and each Company Benefit Plan, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each Company Material Contract and Company Benefit Plan is enforceable against the Company or its applicable Subsidiary and, to the Knowledge of the Company, each other party thereto in accordance with its terms, subject to the Enforceability Exceptions, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has made available to Parent copies of all Company Material Contracts, including any amendments thereto, which Company Material Contracts and amendments are true and complete in all material respects. The aggregate capital commitments and capital expenditures (including any series of related expenditures) reasonably expected to be incurred by the Company or its Subsidiaries following the date hereof that are required pursuant to, or in order to comply with, Contracts to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets is bound, in each case, other than the Contracts listed on Section 3.16(a)(xiv) of the Disclosure Letter, do not exceed $10,000,000.

Section 3.17    Opinion. The Company Board has received the written opinion of each of J.P. Morgan Securities LLC and Houlihan Lokey Capital, Inc. (each, a “Financial Advisor”) to the effect that as of the date of such opinion and based upon and subject to the various assumptions made, procedure followed, matters considered, and qualifications and limitations set forth therein, the Offer Price to be paid to the holders of Shares in the Offer and the Merger is fair, from a financial point of view, to such holders other than Parent, Merger Sub and their respective Affiliates. Neither such opinion has been amended or rescinded as of the date of this Agreement. A signed, true, correct and complete copy of each such opinion will be made available to Parent for informational purposes only on a non-reliance basis promptly following receipt by the Company Board.

Section 3.18    Finders or Brokers. Other than the Financial Advisors, no broker, finder or investment banker or similar Person is entitled to any fee or commission in connection with the negotiation, execution or delivery of this Agreement or the consummation of any of the transactions contemplated hereby based upon arrangements made by or on behalf of the Company, any of its Subsidiaries, or the Company Board. Other than as set forth on Section 3.18 of the Company Disclosure Letter, the Company has made available to Parent a true, correct and complete copy of all Contracts pursuant to which any Financial Advisor is entitled to any fee, commission or expenses in connection with the transactions contemplated hereby.

Section 3.19    State Takeover Statutes. Subject to the accuracy of the Parent’s representations and warranties set forth in Section 4.6 and Section 4.7, the Company Board has taken all actions so that no state “fair price,” “moratorium,” “control share acquisition,” or other similar anti-takeover Law (each, a “Takeover Statute”) is applicable to the Company, this Agreement, the Offer, the Merger or any of the other transactions contemplated by this Agreement.

Section 3.20    Related Person Transactions. Except for compensation or other employment arrangements in the ordinary course of business or as otherwise disclosed in the Company SEC Documents, there are no Contracts or transactions between the Company or any of its Subsidiaries, on the one hand, and any of the Company’s former or current direct or indirect equity holders, controlling Persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners, and such Person’s affiliates or immediate family members, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K (each a, “Company Associated Party Contract”). To the Company’s Knowledge, no counterparty to a Company Associated Party Contract owns, directly or indirectly, on an individual or joint basis, any interest in, or serves as an officer or director or in another similar capacity of, any vendor or other independent contractor of the Company or any of its Subsidiaries, or any Person that has a Contract with the Company or any of its Subsidiaries.

Section 3.21    Insurance Policies. Section 3.21 of the Company Disclosure Letter sets forth a true, correct and complete summary of the Company’s material insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations and employees of the Company and its Subsidiaries (collectively, the “Insurance Policies”). Except as would not reasonably be expected to have a Material Adverse Effect, each of the Insurance Policies or renewals thereof are in full force and effect and the Company and its Subsidiaries are in compliance with the terms of such Insurance Policies. As of the date hereof, there is no claim by the Company or any Subsidiary of the Company pending under any Insurance Policies that has been denied or disputed by the insurer other than denials and disputes in the ordinary course of business, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.22    No Rights Agreement. The Company is not a party to a stockholder rights agreement, “poison pill” or similar antitakeover agreement or plan and the Company Board has not adopted or authorized the adoption of such an agreement or plan.

Section 3.23    Vendors and Customers. Section 3.23 of the Company Disclosure Letter sets forth a true, correct and complete list of the 10 largest vendors or service providers (other than financial institutions) (“Significant Vendors”) and the 7 largest customers (“Significant Customers”) of the Company and its Subsidiaries (based on the dollar value of purchases from the fiscal year 2018), together with amounts paid by or to such Persons during such period. None of the Significant Vendors or Significant Customers has, from December 31, 2018 through the date hereof, reduced in any material respect or otherwise discontinued, or, to the Knowledge of the Company, threatened in writing to materially reduce or discontinue, supplying goods or services to, or purchasing good or services from, the Company or any of its Subsidiaries on terms and conditions substantially similar (including with respect to pricing) as those in effect on the date hereof. From December 31, 2018 through the date hereof, none of the Significant Vendors or Significant Customers has cancelled or otherwise terminated, or, to the Company’s Knowledge, threatened in writing, to cancel or otherwise to terminate, its relationship with the Company or any of its Subsidiaries.

Section 3.24    Recalls; Product Liability.

(a)    There have been no product recalls (either compulsory pursuant to any Order of any Governmental Entity, or made voluntarily in lieu of compulsion) involving any products of the Company or any of its Subsidiaries since January 1, 2017. No product manufactured, sold, leased, licensed or delivered by the Company or any of its Subsidiaries is currently subject to a recall required by any Governmental Entity and neither the Company nor any of its Subsidiaries has plans to initiate a voluntary product recall.

(b)    There are no existing or, to the Knowledge of the Company, threatened, product Liability, warranty or other similar claims against the Company or any of its Subsidiaries, or otherwise alleging that any product of the Company or any of its Subsidiaries is defective or fails to meet any product or service warranties or guaranties, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2017, there has been no Proceeding against or involving the Company or any of its Subsidiaries concerning any product of the Company or such Subsidiary manufactured, shipped, sold or delivered by or on behalf of the Company or such Subsidiary relating to or resulting from an alleged defect in design, manufacture, materials or workmanship of any such product, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.25    Independent Investigation. In entering into this Agreement, the Company acknowledges that it has relied solely upon its own investigation, review and analysis of Parent and Merger Sub and not on any factual representations or opinions of Parent or Merger Sub or their respective representatives (except the representations and warranties contained in Article IV). Except for the representations and warranties contained in Article IV and in the Equity Commitment Letter, the Company acknowledges and agrees that none of the Parent and its Affiliates and no other Person makes, nor is the Company relying on, any other express, implied or statutory representation or warranty with respect to or on behalf of, Parent, Merger Sub or their respective Affiliates or their respective businesses or with respect to any other information provided or made available to the Company or Company representatives in connection with the Merger or the other transactions contemplated hereby, including the accuracy or completeness thereof.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the disclosure schedule delivered by Parent to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Schedule”), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 4.1    Organization. Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and Merger Sub is duly qualified or licensed, and has all necessary governmental approvals, to do business and (where such concept is recognized) is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.2    Corporate Authority Relative to this Agreement; Consents and Approvals; No Violation.

(a)    Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, including the Offer, the Merger and the Financing. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by each of them of the transactions contemplated hereby, including the Offer, the Merger and the Financing, have been or will be, as the case may be, duly and validly authorized by the Board of Directors of Parent and the Board of Directors of Merger Sub and, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate action or proceedings on the part of either Parent or Merger Sub are necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby, including the Offer, the Merger and the Financing. The Board of Directors of Parent has approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Offer and the Merger, and shall approve the execution, delivery and performance of the Financing and the consummation of the transactions contemplated thereby. The Board of Directors of Merger Sub has (i) determined that the transactions contemplated by this Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of Merger Sub and its sole stockholder, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Offer and the Merger and (iii) resolved to recommend that the sole stockholder of Merger Sub adopt this Agreement. The sole stockholder of Merger Sub has duly executed a written consent, effective immediately following execution of this Agreement, adopting this Agreement and approving the transactions contemplated hereby, including the Offer and the Merger. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery thereof by the Company, constitutes a legal, valid and binding agreement of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, subject to the effects of the Enforceability Exceptions.

(b)    The execution, delivery and performance of this Agreement by Parent and Merger Sub, including the consummation of the Offer, the Merger and the Financing, do not and will not require any authorization, consent, order license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity except for the Transaction Approvals and such authorizations, consents, Orders, licenses, permits, approvals, registrations, declarations, notices and filings the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)    The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the Financing do not, and assuming the Transaction Approvals are obtained, will not (i) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or give rise to any right of termination, vesting, amendment, acceleration or cancellation of, any Contract to which Parent, Merger Sub or any their Subsidiaries is a party or by which they or any of their respective properties or assets is bound, (ii) conflict with or result in any violation of any provision of the charter or bylaws or other equivalent organizational document, of Parent or Merger Sub or (iii) conflict with or violate any applicable Laws except, in the cases of clauses (i) and (iii) above, for any such conflict, violation, breach or other occurrence, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.3    Litigation. As of the date hereof, there is no Proceeding to which Parent or any of its Subsidiaries is a party pending or, to the Knowledge of Parent, threatened that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date hereof, neither Parent nor Merger Sub is subject to any outstanding Order that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4    Financing.

(a)    Parent has delivered to the Company a true, complete and correct copy of a fully executed debt commitment letter, together with any related fee letters (in the case of the fee letters, redacted only for provisions related to fee amounts, flex terms, rates, pricing caps and other economic terms, none of which would reasonably be expected to adversely affect the availability of the Debt Financing or reduce the aggregate amount of the Debt Financing below the amount, together with the Equity Financing and any cash of the Company and its Subsidiaries, to pay the Merger Amounts, in each case, on the Closing Date), dated as of the date hereof, by and between the Financing Sources party thereto and Parent providing for debt financing as described therein (together, including all exhibits, schedules and annexes, as may be amended, restated, supplemented or replaced, in each case, in accordance with Section 5.13, the “Debt Commitment Letter”), pursuant to which, upon the terms and subject only to the conditions set forth therein, the Debt Financing Sources party thereto have agreed to lend the amounts set forth therein on the Closing Date (the “Debt Financing”).

(b)    Parent has delivered to the Company a true, complete and correct copy of a fully executed equity commitment letter, dated as of the date hereof, by and among KPS Special Situations Fund IV, LP, KPS Special Situations Fund IV (A), LP, KPS Special Situations Fund IV (B), LP and KPS Special Situations Fund IV (A - Delaware), LP (collectively, the “Equity Investor”) and Parent (as may be amended, restated, supplemented or replaced, in each case, in accordance with Section 5.13, the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”) pursuant to which, upon the terms and subject to the conditions set forth therein, the Equity Investor has agreed to invest in Parent the amount set forth therein on the Effective Date (the “Equity Financing” and together with the Debt Financing, the “Financing”). The Equity Commitment Letter provides that the Company is an express, intended third party beneficiary of, and is entitled to enforce, the Equity Commitment Letter, subject to the limitations contained therein and in Section 8.5.

(c)    As of the date hereof, the Commitment Letters are in full force and effect and constitute the valid, binding and enforceable obligations of Parent, the Equity Investor and, to the Knowledge of Parent, the other parties thereto, enforceable in accordance with their terms (subject to the Enforceability Exceptions). As of the date hereof, there are no conditions precedent or subsequent related to the funding of the full amount of the Financing contemplated by the Commitment Letters, other than the conditions precedent set forth in the Commitment Letters (such conditions precedent, the “Financing Conditions”).

(d)    As of the date hereof, the Commitment Letters have not been amended, waived, supplemented or modified in any manner, and the respective commitments contained therein have not been terminated, reduced, withdrawn or rescinded in any respect by Parent, the Equity Investor or, to the Knowledge of Parent, any other party thereto, and no such termination, reduction, withdrawal or rescission is contemplated by Parent, Equity Investor or, to the Knowledge of Parent, any other party thereto (except for amendments to add additional Financing Sources thereto).

(e)    As of the date hereof, assuming that the conditions to the obligation of Parent and Merger Sub to consummate the Offer and the Merger have been satisfied or waived, then Parent has no reason to believe that (i) any of the Financing Conditions will not be satisfied on or prior to the Closing Date or (ii) the Financing contemplated by the Commitment Letters will not be available to Parent on the Closing Date or at any time thereafter.

(f)    As of the date hereof, Parent is not in default or breach under the terms and conditions of either of the Commitment Letters and no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach or a failure to satisfy a condition under the terms and conditions of the Commitment Letters, in each case, by Parent.

(g)    As of the date hereof, there are no side letters, understandings or other agreements or arrangements relating to the Commitment Letters or the Financing to which Parent, the Equity Investor or any of their Affiliates is a party that would reasonably be expected to adversely affect the Financing contemplated by the Commitment Letters in any respect, other than those set forth in the Commitment Letters.

(h)    Parent or an Affiliate thereof on its behalf has fully paid any and all commitment or other fees and amounts required by the Commitment Letters to be paid on or prior to the date hereof. Parent or an Affiliate thereof on its behalf will fully pay any and all commitment or other fees and amounts required by the Commitment Letters to be paid on or prior to the Closing Date.

(i)    Assuming the funding of the Financing in accordance with the Commitment Letters, Parent will have at and as of the Closing Date sufficient available funds (including, for the avoidance of doubt, all available funds of the Company and its Subsidiaries) to consummate the Offer and the Merger and to make all payments required to be made in connection therewith, including the payment of the aggregate amount required to be paid for all Shares validly tendered and not properly withdrawn pursuant to the Offer, the payment of the aggregate Merger Consideration, any payments made in respect of equity compensation obligations to be paid in connection with the transactions contemplated hereby, the payment of any debt under the Company Credit Facilities required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection with the Merger (including all Indebtedness of the Company and its Subsidiaries under the Company Credit Facilities required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection with the Merger and the other transactions contemplated hereby) and all premiums and fees required to be paid in connection therewith and all other amounts to be paid pursuant to this Agreement and all associated costs and expenses of the Offer and the Merger (such amounts, collectively, the “Merger Amounts”).

(j)    Notwithstanding anything in this Agreement to the contrary (but subject to the applicable terms of this Agreement and satisfaction or waiver of the conditions to the obligation of Parent and Merger Sub to consummate the Offer and the Merger), in no event shall the receipt or availability of any funds or financing (including the Financing contemplated by the Commitment Letters) by or to Parent or any of its Affiliates or any other financing transaction be a condition to any of the obligations of Parent or Merger Sub hereunder.

Section 4.5    Operations and Ownership of Merger Sub.

(a)    Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no Liabilities or obligations other than those incident to its formation or incurred in connection with this Agreement and the Offer, the Merger and the other transactions contemplated hereby.

(b)    As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and immediately prior to the Effective Time will be, owned by Parent. There is no outstanding option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any equity securities of Merger Sub.

Section 4.6    Ownership of Shares. None of Parent, Merger Sub or their respective Affiliates (a) beneficially owns, or has beneficially owned at any time within the last three (3) years, any Shares and none of Parent, Merger Sub or their respective Affiliates holds any rights to acquire or vote any Shares except pursuant to this Agreement, or (b) is or has been at any time within the last three (3) years, an Interested Stockholder (as defined in the certificate of incorporation of the Company) of the Company. For purposes of this Section 4.6, beneficial ownership shall be determined in accordance with Rule 13d-3 under the Exchange Act.

Section 4.7    Certain Agreements. As of the date of this Agreement, other than this Agreement, none of Parent, Merger Sub or any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal agreements, arrangements or other understandings (whether or not binding or oral or written) with any stockholder (other than any existing limited partner of the Equity Investor or any of their respective Affiliates), director, officer, employee or other Affiliate of the Company or any of its Subsidiaries: (a) relating to (i) this Agreement, the Offer or the Merger or (ii) the Surviving Corporation or any of its Subsidiaries’ businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which any (i) such holder of Shares would be entitled to receive consideration of a different amount or nature than the Merger Consideration in respect of such holder’s Shares, (ii) such holder of Shares has agreed to tender any Shares in the Offer or vote against any Superior Proposal or (iii) such stockholder, director, officer, employee or other Affiliate of the Company other than Equity Investor has agreed to provide, directly or indirectly, any equity investment to Parent, Merger Sub or the Company to finance any portion of the Offer or the Merger.

Section 4.8    Solvency. Assuming that the conditions to the obligation of Parent and Merger Sub to consummate the Offer and the Merger have been satisfied or waived, then immediately following the Effective Time and after giving effect to all transactions contemplated by this Agreement (including the payment of all amounts payable pursuant to Article II in connection with or as a result of the Offer or the Merger and all related fees and expenses of Parent, Merger Sub, the Company and their respective Subsidiaries in connection therewith): (a) the amount of the “fair saleable value” of the assets of the Surviving Corporation and its Subsidiaries, taken as a whole, will exceed (i) the value of all Liabilities of the Surviving Corporation and such Subsidiaries, taken as a whole, including contingent and other Liabilities, and (ii) the amount that will be required to pay the probable Liabilities of the Surviving Corporation and its Subsidiaries, taken as a whole, on their existing debts (including contingent Liabilities) as such debts become absolute and matured; (b) the Surviving Corporation and its Subsidiaries, taken as a whole, will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged; and (c) the Surviving Corporation and its Subsidiaries, taken as a whole, will be able to pay its Liabilities, including contingent and other Liabilities, as they mature. For purposes of the foregoing, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its Liabilities, including contingent and other Liabilities, as they mature” means that the applicable Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

Section 4.9    No Other Information; Non-Reliance.

(a)    Each of Parent and Merger Sub, on behalf of itself and its Subsidiaries and Affiliates, acknowledge that (i) the Company makes no representations or warranties as to any matter whatsoever in connection with this Agreement and the transactions contemplated hereby except as expressly set forth in Article III, (ii) the representations and warranties set forth in Article III are made solely by the Company and (iii) no Representative of the Company (other than the Company) shall have any responsibility or Liability related thereto.

(b)    Each of Parent and Merger Sub, on behalf of itself and its Subsidiaries and Affiliates, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III, it is not acting (including, as applicable, by entering into this Agreement or consummating the transactions contemplated hereby, including the Offer, the Merger and the Financing) in reliance on:

(i)    any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to Parent, Merger Sub or any of their respective Affiliates or Representatives, including any materials or information made available in the electronic data room hosted by or on behalf of the Company in connection with the Offer and the Merger, in connection with presentations by the Company’s management or in any other forum or setting; or

(ii)    the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

ARTICLE V.

COVENANTS AND AGREEMENTS

Section 5.1    Conduct of Business.

(a)    During the period from the date hereof until the earlier of the valid termination of this Agreement in accordance with its terms and the Effective Time, except (i) as may be required by applicable Law, (ii) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), (iii) as required by this Agreement or (iv) as set forth on Section 5.1(a) of the Company Disclosure Letter, the Company shall and shall cause each of its Subsidiaries to use commercially reasonable efforts to conduct its business in all material respects in the ordinary course of business, comply in all material respects with applicable law, preserve intact its business organization, and preserve in all material respects its present and future relationships with customers, suppliers, Governmental Entities and other Persons with which it has business relations or regulator relations, in each case, consistent with past practice.

(b)    In addition to and without limiting the generality of Section 5.1(a), during the period from the date hereof until the earlier of the valid termination of this Agreement in accordance with its terms and the Effective Time, except (i) as may be required by applicable Law, (ii) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), (iii) as required by this Agreement, or (iv) as set forth on Section 5.1(b) of the Company Disclosure Letter, the Company shall not, and shall cause its Subsidiaries not to, directly or indirectly:

(A)    amend, waive or otherwise change (whether by merger, consolidation or otherwise) any provision of the Company Organizational Documents or any organizational documents of any Subsidiary of the Company;

(B)    except as permitted by Section 5.1(b)(E), issue, deliver, sell, pledge, encumber, dispose of, grant, transfer, split, combine, reclassify or authorize the issuance, delivery, sale, pledge, encumbrance, disposition or grant of any capital stock, voting securities or other Equity Interests of the Company or any of its Subsidiaries;

(C)    make, declare, set aside or pay any dividend, or make any other distribution on, redeem, purchase or otherwise acquire, any shares of its capital stock, or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, except for (1) any such transactions solely among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (2) the acceptance of Shares as payment for the exercise price of Company Options outstanding as of the date hereof, (3) the acceptance of Shares, or withholding of Shares otherwise deliverable, to satisfy withholding Taxes incurred in connection with the exercise, vesting and/or settlement of Company Options or Company RSUs outstanding as of the date hereof or (4) purchases, redemptions, or other acquisitions of any shares of its capital stock or any other securities required by the terms of any Company Benefit Plan set forth on Section 5.1(b)(C) of the Company Disclosure Letter;

(D)    grant any Company Options, Company RSUs, Company Performance Awards or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

(E)    issue, sell or otherwise permit to become outstanding any additional shares of its capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of its capital stock, except (i) pursuant to the due exercise, vesting and/or settlement of Company Options or Company RSUs outstanding as of the date hereof, in accordance with their terms or (ii) in transactions solely among the Company and its Subsidiaries or among the Company’s Subsidiaries;

(F)    incur, create, issue, syndicate, refinance, assume, endorse, guarantee or otherwise become liable for (whether directly, contingently or otherwise) or modify in any material respect the terms of any Indebtedness for borrowed money or issue or sell any options, warrants, calls, debt securities or any rights to acquire any debt securities, except for (1) Indebtedness for borrowed money among the Company and/or its wholly owned Subsidiaries or among wholly owned Subsidiaries of the Company, (2) guarantees by the Company of Indebtedness for borrowed money of wholly owned Subsidiaries of the Company or guarantees by Subsidiaries of the Company of Indebtedness for borrowed money of the Company or any of its wholly owned Subsidiaries, which Indebtedness is incurred in compliance with this clause (F) or is outstanding on the date hereof, or (3) Indebtedness incurred pursuant to the Company Credit Facilities (as in effect prior to the execution of this Agreement);

(G)    other than in the ordinary course of business pursuant to Contracts made available to Parent, pledge, mortgage or encumber any of its properties, assets or rights having a fair market value in excess of $1,000,000 individually or $3,000,000 in the aggregate (other than to the Company or a wholly owned Subsidiary of the Company);

(H)    other than sales of inventory or disposal of obsolete assets, in each case, in the ordinary course of business, sell, lease, license, transfer, abandon or otherwise dispose of any of its properties, assets or rights having a fair market value in excess of $1,000,000 individually or $3,000,000 in the aggregate, to any Person (other than to the Company or a wholly owned Subsidiary of the Company);

(I)    other than acquisitions of inventory in the ordinary course of business, acquire for cash consideration any assets of any other Person or business of any other Person (whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise) or make any investment in any Person (in each case other than a wholly owned Subsidiary of the Company) in excess of $1,000,000 individually or $3,000,000 in the aggregate;

(J)    (1) grant any rights to severance or termination pay to, or enter into or amend any employment (other than at-will employment arrangements) or severance agreement with, any director, officer or employee of the Company or any of its Subsidiaries or adopt, waive the performance of, amend or terminate any Company Benefit Plan or create or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Benefit Plan if it were in existence as of the date hereof, except in connection with new hires, or in connection with any promotion, in the ordinary course of business, (2) accelerate any rights or benefits under any Company Benefit Plan, or (3) accelerate the time of vesting, change the criteria for vesting or payment of any award under any Company Benefit Plan, in each case except as required by the terms of this Agreement or as required by applicable Law or the terms of a Company Benefit Plan or Contract or agreement in effect on the date hereof;

(K)    other than with respect to the renewal of any existing collective bargaining agreement or other similar arrangement relating to unions, works councils, similar entities or other organized employees on substantially similar terms as in effect on the date hereof, adopt or enter into any collective bargaining agreement or other similar arrangement relating to unions, works councils, similar entities or other organized employees;

(L)    increase the compensation (including severance, change-in-control and retention compensation) or benefits of (1) any current or former director or officer of the Company or its Subsidiaries or (2) any non-officer employee of the Company or its Subsidiaries, except (x) as required by applicable Law or the terms of a Company Benefit Plan or Contract in effect on the date hereof or (y) increases of salary, wages and incentive cash compensation in connection with the promotion or performance reviews of an existing employee in the amounts consistent with past practice for such positions;

(M)    (i) make, change or rescind any material election relating to Taxes except in the ordinary course of business, (ii) settle or compromise any material Proceeding relating to Taxes or surrender any right to obtain a material Tax refund or credit, offset or other reduction in Tax Liability, (iii) enter into any closing agreement with respect to any material Taxes, (iv) change any method of reporting material income or deductions for federal income tax purposes from those employed in the preparation of its federal income Tax Returns for the taxable year ended December 31, 2018; except, in each case, as is required by applicable Law or GAAP, or (v) request any Tax rulings from any Governmental Entity;

(N)    make any material change in financial accounting policies, practices, principles, methods or procedures, other than as required by GAAP or Regulation S-X promulgated under the Exchange Act or other applicable rules and regulations of the SEC or Law;

(O)    (i) terminate the employment of any employee, other than terminations for cause or terminations of employees with a title junior to director in the ordinary course of business, (ii) effectuate any plant closing or mass layoff that would incur any Liability or obligation under WARN, or (iii) hire any new employees, except employees with a title more junior than director or to fill vacancies occurring after the date hereof, in each case, in the ordinary course of business;

(P)    settle any Proceedings if such settlement would (i) require a payment by the Company in excess of $250,000 in any individual case or series of related cases or $1,000,000 in the aggregate with all other Proceedings, other than claims reserved against in the Company Financial Statements (for amounts not in excess of such reserves), (ii) involve injunctive or equitable relief, (iii) impose any restrictions or changes on the business or operations of the Company or any of its Subsidiaries other than customary confidentiality agreements incidental to such settlement or (iv) involve any admission of wrongdoing or liability or other adverse consequences on the Company or Parent or any of their respective Subsidiaries;

(Q)    adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiary (other than the Merger);

(R)    engage in any transaction with a counterparty to, or enter into any Company Associated Party Contract;

(S)    adopt or implement any stockholder rights agreement, “poison pill” or similar antitakeover agreement or plan;

(T)    enter into any new line of business (other than any line of business that is reasonably related to and a reasonably foreseeable extension of any line of business existing as of the date hereof) or terminate any line of business existing as of the date hereof;

(U)    (x) other than a renewal of a Contract on terms no less favorable in all material respects in the aggregate to the Company or its Subsidiaries, enter into, extend or renew, or otherwise modify, amend, terminate (other than terminations occurring as a result of the expiration of the term thereof) or waive any material rights or obligations under any Material Contract (or any Contract that, if entered into prior to the date hereof, would be a Material Contract) or (y) enter into any Contract that includes a change of control or similar provision that would require a material payment to or would give rise to any material rights (including termination rights) of the other party or parties thereto in connection with the consummation of the Offer, the Merger or the other transactions contemplated by this Agreement or any future change of control;

(V)    cancel, terminate or allow to lapse without a commercially reasonable substitute policy therefor, or amend in any material respect or enter into, any insurance policy, other than the renewal of an existing insurance policy or a commercially reasonable substitute therefor;

(W)    make any capital expenditures or other expenditures with respect to property, plant or equipment;

(X)    (i) omit to take any action necessary to maintain or renew any material Owned Intellectual Property or (ii) sell, transfer, assign, lease, license or allow to lapse any rights in the material Owned Intellectual Property, other than non-exclusive licenses in the ordinary course of business;

(Y)    convene any special meeting (or any adjournment or postponement thereof) of the stockholders of the Company; or

(Z)    agree, authorize, or commit in writing or otherwise to take any of the actions described in Section 5.1(b)(A) through Section 5.1(b)(Y) above.

Section 5.2    No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.3    Operations and Ownership of Parent and Merger Sub. Prior to the Effective Time, Merger Sub shall not carry on any business or conduct any operations other than as necessary, advisable or convenient to the execution of this Agreement and consummation of the transactions contemplated hereby, the performance of its obligations hereunder and matters ancillary thereto (including the Financing) and will have no assets, Liabilities or obligations of any nature other than those incident to its formation or incurred in connection with this Agreement and the Offer, the Merger and the other transactions contemplated hereby.

Section 5.4    Access.

(a)    For purposes of furthering the transactions contemplated hereby, the Company shall afford Parent and its Representatives reasonable access during normal business hours upon reasonable advance notice to the Company, throughout the period from the date hereof until the earlier of the valid termination of this Agreement and the Effective Time, to its and its Subsidiaries’ personnel, properties, Contracts, commitments, books and records and such other information concerning its business, properties and personnel as Parent may reasonably request; provided that the Company shall not be obligated to provide or give access to any minutes of meetings or resolutions of the Company Board (or any committees or subcommittees thereof) or any other business records or reports of or communication with any of its advisors, in each case, to the extent relating to the evaluation or negotiation of this Agreement or the transactions contemplated hereby or any alternatives thereto, in each case, other than in connection with any Proceeding brought relating to the transactions contemplated hereby. Notwithstanding anything to the contrary contained in this Section 5.4(a), any document, correspondence or information or other access provided pursuant to this Section 5.4(a) may be redacted or otherwise limited to the extent necessary to prevent disclosure of information concerning the valuation of the Company and the Merger. All access pursuant to this Section 5.4(a) shall be (i) conducted in such a manner as not to interfere unreasonably with the normal operations of the Company or any of its Subsidiaries and (ii) coordinated exclusively through the designated Representatives of the Company.

(b)    Notwithstanding anything to the contrary contained in this Section 5.4, neither the Company nor any of its Subsidiaries shall be required to provide any access, or make available any document, correspondence or information, if doing so would, in the reasonable judgment of the Company’s legal counsel, (i) jeopardize the attorney-client privilege of the Company or any of its Subsidiaries or (ii) violate any (A) Law applicable to the Company or any of its Subsidiaries or the assets, or operation of the business, of the Company or any of its Subsidiaries or (B) Contract to which the Company or any of its Subsidiaries is a party or by which any of their assets or properties are bound; provided, that in such instances the Company shall inform Parent of the general nature of the information being withheld and, upon Parent’s request, reasonably cooperate with the Company to provide such information, in whole or in part, in a manner that would not result in any of the outcomes described in the foregoing clauses (i) and (ii).

(c)    The parties hereto hereby agree that all information provided to them or their respective Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be governed in accordance with the Confidentiality Agreement, dated as of September 19, 2018, between the Company and Parent (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms.

Section 5.5    No Solicitation.

(a)    (i) During the period beginning on the date hereof and continuing until 12:01 a.m. New York City time on the thirty-fifth (35th) day after the date hereof (the “Solicitation Period End Time”), the Company and the Company’s Subsidiaries and their respective Representatives shall have the right to, directly or indirectly: (w) initiate, solicit, and encourage any Acquisition Proposal or any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (x) provide access to non-public information to any Person pursuant to an Acceptable Confidentiality Agreement executed by the Person receiving such non-public information; provided that the Company promptly provides or makes available to Parent any written material non-public information concerning the Company or any of its Subsidiaries that is provided or made available to any such Person and that was not previously provided or made available to Parent; (y) grant a waiver with respect to, render inapplicable or otherwise exempt a Person from any “standstill” obligation with respect to the Company to the extent necessary to permit a Person to make an Acquisition Proposal; and (z) engage or enter into, continue or otherwise participate in any discussions or negotiations with any Persons or groups of Persons with respect to any Acquisition Proposal or otherwise cooperate with, or assist or participate in, or facilitate, any such discussions or negotiations or any effort or attempt to make any Acquisition Proposal. Parent shall not, and shall cause each of Merger Sub and each of their respective Affiliates not to, actively interfere with negotiations and discussions permitted by this Section 5.5.

(ii)    At the Solicitation Period End Time (or, with respect to any Excluded Party, at 12:01 a.m. New York City time on the tenth (10th) day after the date on which the Solicitation Period End Time occurs (the “Cut-Off Time”)): (A) the Company shall, and shall cause each of its directors, officers, Representatives and Affiliates to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Person (other than Parent, its Affiliates and its and their respective Representatives) relating to any Acquisition Proposal or any inquiry, discussion, offer or request that would reasonably be expected to lead to an Acquisition Proposal; (B) the Company shall as promptly as possible (and in any event within twenty-four (24) hours) send written notice of such termination to any and all Persons with whom it is terminating solicitations, discussions or negotiations under the foregoing clause (A); (C) the Company shall as promptly as possible (and in any event within twenty-four (24) hours) request that each Person (other than Parent, its Affiliates and its and their respective Representatives) that has previously executed a confidentiality or similar agreement in connection with its consideration of an Acquisition Proposal to return to the Company or destroy any non-public information previously furnished or made available to such Person or any of its Representatives by or on behalf of the Company or its Representatives in accordance with the terms of the confidentiality agreement in place with such Person; and (D) the Company shall as promptly as possible (and in any event within twenty-four (24) hours) terminate dataroom access from any such Person and its Representatives. Notwithstanding anything in this Section 5.5 to the contrary, the Company shall not, and shall cause its Affiliates not to, reimburse or agree to reimburse the expenses of any Person (other than the Company’s Representatives or Parent, its Affiliates or its or their respective Representatives) in connection with an Acquisition Proposal or any inquiry, discussion, offer or request that would reasonably be expected to lead to an Acquisition Proposal.

(iii)    In furtherance of and not in limitation of Section 5.5(d), no later than twenty-four (24) hours after the Solicitation Period End Time, the Company shall (A) notify Parent in writing of (x) the number of Persons with which the Company entered into an Acceptable Confidentiality Agreement between the date hereof and the Solicitation Period End Time, (y) the number of Persons that submitted an Acquisition Proposal between the date hereof and the Solicitation Period End Time and (z) the identity of each Excluded Party and (B) provide Parent with a written summary of all material terms of any then pending Acquisition Proposals that were made in writing by any Excluded Party.

(b)    From the Solicitation Period End Time (or, in the case of an Excluded Party, the Cut-Off Time) until the earlier of the Effective Time and the valid termination of this Agreement, except as expressly permitted by this Section 5.5, the Company shall not (and shall not publicly announce any intention to), directly or indirectly, and the Company shall cause each of its Subsidiaries not to, and the Company shall cause its and their respective Representatives not to, (i) initiate, solicit, knowingly facilitate or knowingly encourage any inquiry, discussion or request with respect to, or the making of, any proposal or offer that would reasonably be expected to lead to, or that constitutes, any Acquisition Proposal (provided, that the foregoing shall not prohibit the Company or any of its Representatives from contacting any Person who has made an Acquisition Proposal (or such Person’s Representatives) solely for the purpose of clarifying such Acquisition Proposal and any material terms thereof), (ii) engage or enter into, continue or otherwise participate in any negotiations or discussions concerning, or otherwise cooperate with, knowingly assist or participate in, knowingly facilitate or provide access to any non-public information or data or to its properties, books, records or personnel to any Person relating to an Acquisition Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal or (iv) resolve or agree to take any of the foregoing actions. From the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement, except as expressly permitted by this Section 5.5, (A) the Company shall not (and shall not publicly announce any intention to), directly or indirectly, and the Company shall cause each of its Subsidiaries not to, and the Company shall cause its and their respective Representatives not to, (x) execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other agreement, understanding or arrangement relating to any Acquisition Proposal (an “Alternative Acquisition Agreement”) or any Contract requiring the Company to abandon, terminate or fail to consummate the Offer, the Merger or the other transactions contemplated hereby, (y) take any action to make the provisions of any Takeover Statute, or any restrictive provision of the Company Organizational Documents inapplicable to any Acquisition Proposal or to any Person making an Acquisition Proposal, or (z) resolve or agree to take any of the foregoing actions and (B) the Company and its Subsidiaries shall not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which the Company or any of its Subsidiaries is a party; provided, however, that nothing in this Section 5.5, including clause (B) hereof, shall prohibit the Company and its Subsidiaries from granting a waiver with respect to, rendering inapplicable or otherwise exempting a Person from any “standstill” obligation with respect to the Company to the extent necessary to permit a Person to make an Acquisition Proposal. Any violation or breach of the restrictions or obligations set forth in this Section 5.5 by any Subsidiary of the Company or any Representative of the Company or any of its Subsidiaries acting on behalf of or at the direction of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 5.5 by the Company.

(c)    Notwithstanding anything to the contrary in Section 5.5(b) of this Agreement, nothing contained in this Agreement shall prevent the Company or the Company Board from taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act, complying with Rule 14d-9 promulgated under the Exchange Act, including a “stop, look and listen” communication by the Company Board to the stockholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication), complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act or from making any legally required disclosure to the Company’s stockholders with regard to an Acquisition Proposal (provided, that neither the Company nor the Company Board may recommend any Acquisition Proposal unless permitted by Section 5.5(f) and the Company may not fail to make, or withdraw, modify or change all or any portion of, the Company Board Recommendation unless permitted by Section 5.5(f) or Section 5.5(g)).

(d)    Notwithstanding anything in this Agreement to the contrary, after the Solicitation Period End Time (or, in the case of an Excluded Party, the Cut-Off Time), but prior to the Offer Acceptance Time, if the Company or the Company Board receives a bona fide written Acquisition Proposal that did not result from a material breach of the terms of this Section 5.5 and the Company Board shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that (i) such Acquisition Proposal constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal and (ii) the failure to take the actions set forth in clauses (x) and (y) below with respect to such Acquisition Proposal would be inconsistent with the Company Board’s fiduciary duties to the Company’s stockholders under applicable Law, nothing contained in this Agreement shall prevent the Company or the Company Board from: (x) providing access to its properties, books and records and providing information or data in response to a request therefor by a Person or group who has made such Acquisition Proposal; provided that (1) the Company Board has received from the Person or group so requesting such information an Acceptable Confidentiality Agreement and (2) the Company has promptly provided or made available to Parent any written material non-public information concerning the Company or any of its Subsidiaries that is provided or made available to any such Person and that was not previously provided or made available to Parent; or (y) contacting and engaging in any negotiations or discussions with any Person or group and their respective Representatives who has made such Acquisition Proposal. As promptly as reasonably practicable (and in any event no later than twenty-four (24) hours) following the receipt thereof (in each case, after the Solicitation Period End Time), the Company shall (A) notify Parent in writing of the receipt of any Acquisition Proposal or any inquiry or request with respect to, or that would reasonably be expected to lead to an Acquisition Proposal, which notice shall include the material terms and conditions (whether written or oral) of such Acquisition Proposal (including the identity of the Person or group making such Acquisition Proposal, the price per share, structure, closing conditions, and regulatory and financing provisions), and (B) deliver to Parent copies of all written proposals, letters of interest, term sheets, commitment letters, proposed definitive documents or similar documents relating to any Acquisition Proposal received by the Company or its Representatives from any such offeror or its Representatives. The Company will keep Parent reasonably informed in all material respects of any material developments with respect to any such Acquisition Proposal (and any subsequent amendments or modifications thereto) and deliver copies of revised or newly received documents received by the Company or its Representatives from any such offeror or its Representatives to Parent, in each case, as soon as is reasonably practicable and in any event within twenty-four (24) hours of receipt, provision or occurrence thereof. The Company shall, as soon as is reasonably practicable and in any event within twenty-four (24) hours following a determination by the Company Board that an Acquisition Proposal is a Superior Proposal, notify Parent of such determination.

(e)    Except as expressly permitted by Section 5.5(f) or Section 5.5(g), prior to the Offer Acceptance Time, the Company Board (or any committee thereof) shall not (x) (i) withdraw, change, amend, modify or qualify or publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (ii) fail to include the Company Board Recommendation in the Schedule 14D-9,

(iii) recommend the approval or adoption of, or approve or adopt, or publicly propose to recommend, approve or adopt, any Acquisition Proposal, (iv) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Acquisition Proposal subject to Regulation 14D under the Exchange Act within ten (10) Business Days after commencement of such Acquisition Proposal or (v) fail to publicly reaffirm the Company Board Recommendation following an Acquisition Proposal having been publicly made, proposed or communicated (and not publicly withdrawn) within five (5) Business Days after its receipt of a written request by Parent to provide such reaffirmation (provided that the Company Board shall not be required to make such reaffirmation more than one time with respect to any given Acquisition Proposal unless there shall have been a publicly disclosed change regarding such Acquisition Proposal (including in the consideration per Share contemplated by such Acquisition Proposal) and, provided, further, that such reaffirmation may include such additional disclosures as the Company reasonably determines to be required under applicable securities laws) (any action prohibited by this clause (x) being referred to as an “Adverse Company Board Recommendation Change”) or (y) approve, recommend, authorize, cause, permit, resolve to allow, or publicly announce an intention to approve or recommend that, the Company or any of its Subsidiaries to enter into any Alternative Acquisition Agreement.

(f)    Notwithstanding anything in this Section 5.5 to the contrary, at any time prior to the Offer Acceptance Time, if and only if the Company receives a bona fide, written Acquisition Proposal that did not result from a material breach of the terms of this Section 5.5, the Company Board may (x) make an Adverse Company Board Recommendation Change with respect to such Acquisition Proposal or (y) cause the Company to terminate this Agreement in order to enter into a definitive agreement with respect to such Acquisition Proposal in accordance with Section 7.1(d)(ii), in each such case if and only if (A) the Company Board shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal, if accepted, is a Superior Proposal and (B) the Company Board shall have determined in good faith, after consultation with its outside legal counsel, that its failure to effect an Adverse Company Board Recommendation Change with respect to such Acquisition Proposal or to terminate this Agreement in order to enter into a definitive agreement with respect to such Acquisition Proposal, would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law; provided, that, notwithstanding the other provisions of this Section 5.5(f), the Company Board may not effect an Adverse Company Board Recommendation Change and the Company may not terminate this Agreement pursuant to the foregoing clause (y) unless:

(i)    the Company shall have provided prior written notice to Parent, at least five (5) Business Days in advance (the “Superior Proposal Notice Period”), of its intention to effect such an Adverse Company Board Recommendation Change or termination (which notice itself shall not constitute an Adverse Company Board Recommendation Change or termination) with respect to such Superior Proposal, which notice shall specify the material terms and conditions of such Superior Proposal and the identity of the Person or group making such Superior Proposal, and shall have contemporaneously provided a copy of all relevant proposed definitive transaction agreements with the Person making such Superior Proposal;

(ii)    if requested by Parent, the Company shall have negotiated with, and shall have caused its Representatives to negotiate with, Parent in good faith during the Superior Proposal Notice Period in order to enable Parent to revise the terms of this Agreement in such a manner that would eliminate the need for taking such action (and would cause such Superior Proposal to no longer constitute a Superior Proposal);

(iii)    following the Superior Proposal Notice Period and after considering the results of any negotiations and giving effect to any proposals, amendments or modifications offered, made or agreed to in writing by Parent, if any, the Company Board (after consultation with its financial advisor and outside legal counsel) shall have determined in good faith, that such Superior Proposal continues to constitute a Superior Proposal (it being understood and agreed that any change to the financial or other material terms of an Acquisition Proposal that was previously the subject of a notice hereunder shall require a new notice to Parent as provided above, but with respect to any such subsequent notices the Superior Proposal Notice Period shall be deemed to be four (4) Business Days rather than five (5) Business Days); and

(iv)    if the Company Board determines to terminate this Agreement in accordance with this Section 5.5(f) and Section 7.1(d)(ii), the Company pays the applicable Company Termination Fee to Parent prior to or concurrently with such termination and promptly enters into the applicable Alternative Acquisition Agreement.

(g)    Notwithstanding anything in this Section 5.5 to the contrary, at any time prior to the Offer Acceptance Time, the Company Board may make an Adverse Company Board Recommendation Change with respect to an Intervening Event, if the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that its failure to effect an Adverse Company Board Recommendation Change with respect to an Intervening Event would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law; provided, that the Company Board may not effect such an Adverse Company Board Recommendation Change unless:

(i)    the Company shall have provided prior written notice to Parent at least four (4) Business Days in advance (the “Intervening Event Notice Period”) of its intention to effect such an Adverse Company Board Recommendation Change (which notice itself shall not constitute an Adverse Company Board Recommendation Change), which notice shall specify the relevant details of such Intervening Event;

(ii)    if requested by Parent, the Company shall have negotiated with, and shall have caused its Representatives to negotiate with, Parent in good faith during the Intervening Event Notice Period in order to enable Parent to revise the terms of this Agreement so that the failure to make such an Adverse Company Board Recommendation Change would no longer be inconsistent with the directors’ exercise of their fiduciary duties to the Company’s stockholder under applicable Law; and

(iii)    following the Intervening Event Notice Period and after considering the results of any negotiations and giving effect to any proposals, amendments or modifications offered, made or agreed to, in writing, by Parent, if any, the

Company Board (after consultation with its financial advisor and outside legal counsel) shall have determined in good faith, that the failure to make such an Adverse Company Board Recommendation Change continues to be inconsistent with the directors’ exercise of their fiduciary duties to the Company’s stockholder under applicable Law (it being understood and agreed that any material changes to the circumstances surrounding the Intervening Event that was previously the subject of a notice hereunder shall require a new notice to Parent as provided above, but with respect to any such subsequent notices the Intervening Event Notice Period shall be deemed to be three (3) Business Days rather than four (4) Business Days).

(h)    For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i)    “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, that an Acceptable Confidentiality Agreement shall not (A) prevent the Company or any of its Subsidiaries or its and their Representatives from complying with any of the provisions of this Agreement (including Section 5.5) or restrict in any manner the Company’s ability to consummate the transactions contemplated hereby prior to the valid termination hereof, (B) adversely affect the rights of the Company thereunder upon compliance by the Company with the provisions of this Agreement or (C) include any provision calling for an exclusive right to negotiate with the Company prior to the valid termination of this Agreement. Notwithstanding the foregoing, (x) a Person that has previously entered into a confidentiality agreement with the Company relating to a purchase of, or business combination with, the Company shall not be required to enter into a new or revised confidentiality agreement, and such confidentiality agreement (or such confidentiality agreement modified to the extent permitted by the following clause (y)) shall be deemed to be an Acceptable Confidentiality Agreement so long as such confidentiality agreement is not modified, including the waiver of any provision thereof (in each case, other than a modification to the extent permitted by the following clause (y)), after the date hereof and (y) a confidentiality agreement shall not fail to constitute an Acceptable Confidentiality Agreement by virtue of it granting a waiver with respect to, rendering inapplicable or otherwise exempting a Person from any “standstill” obligation with respect to the Company to the extent necessary to permit such Person to make an Acquisition Proposal.

(ii)    “Acquisition Proposal” means any inquiry, proposal or offer from any Person or group of Persons (other than Parent, Merger Sub or their respective Affiliates) relating to, in a single transaction or series of related transactions (A) any direct or indirect acquisition, purchase or license of the assets or business of the Company or any of its Subsidiaries that constitute twenty percent (20%) or more of the consolidated net revenues, consolidated net income or consolidated assets of the Company and its Subsidiaries, taken as a whole, (B) any direct or indirect acquisition, purchase or issuance (whether by merger, consolidation, spin-off, share exchange (including a split-off), business combination or similar transaction involving an acquisition of the Company) of twenty percent (20%) or more of any class or series of Company Securities, (C) any tender offer or exchange offer that if consummated would result in any Person or group of Persons beneficially owning twenty percent (20%) or more of any class or series of capital stock of the Company, (D) any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes twenty percent (20%) or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole) or (E) any other transaction having a similar effect to those described in the foregoing clauses (A) through (D).

(iii)    “Superior Proposal” means any bona fide written Acquisition Proposal (with all of the percentages included in the definition of Acquisition Proposal increased from twenty percent (20%) to fifty percent (50%)) that the Company Board in good faith determines would, if consummated on its terms, result in a transaction that is more favorable from a financial point of view to the stockholders of the Company than the transactions contemplated hereby (including any changes to the terms of the Offer, the Merger and this Agreement proposed by Parent in accordance with Section 5.5(f)) and that the Company Board in good faith determines is reasonably likely to be timely completed (if accepted) in accordance with its terms, in each case, taking into account all financial, regulatory, legal and other aspects of the proposal that the Company Board determines to be relevant thereto and after receiving the advice of a financial advisor (which shall be a nationally recognized investment banking firm) and outside legal counsel.

(iv)    “Intervening Event” means any positive material event or development or material change in circumstances with respect to the Company and its Subsidiaries, taken as a whole, that (x) was not actually known to, or reasonably expected by, the Company Board as of, or prior to, the date of this Agreement; and (y) does not relate to any Acquisition Proposal or Superior Proposal; provided, that in no event shall any of the following events, changes, circumstances, effects, developments or states of fact be taken into account in determining whether an Intervening Event has occurred: (A) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or direct or indirect consequence thereof; (B) changes or developments in domestic, foreign or global markets, including (1) changes or developments in or affecting the regional, domestic or any foreign securities, equity, credit or financial markets and (2) changes or developments in or affecting regional, domestic or any foreign interest or exchange rates; (C) changes or developments in domestic, foreign or global economic conditions generally; (D) changes in regional, domestic, foreign or global political or geopolitical conditions; (E) weather conditions or other acts of God (including storms, earthquakes, tornados, floods or other natural disasters); and (F) any change in the trading price or trading volume of the Shares or any change in the ratings or ratings outlook for the Company or any of its Subsidiaries or the outperformance of any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any outperformance by the Company of its internal or published projections, guidance, budgets, forecasts, plans or estimates (provided, that the underlying causes thereof may be considered in determining whether an Intervening Event has occurred if not otherwise excluded hereunder).

Section 5.6    [Reserved].

Section 5.7    Securities Filings.

(a)    On the date of commencement of the Offer, Parent and Merger Sub shall file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”), which shall contain or incorporate by reference an offer to purchase and a related letter of transmittal and other appropriate ancillary offer documents (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”), and cause the Offer Documents to be disseminated to the holders of Shares as and to the extent required by United States federal securities laws. The Company shall promptly furnish or otherwise make available to Parent or Parent’s legal counsel upon request all information concerning the Company and its Subsidiaries that may be reasonably requested by Parent for inclusion in the Offer Documents. Each of Parent, Merger Sub and the Company shall promptly correct any information supplied by it for inclusion or incorporation by reference in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Merger Sub shall take all steps necessary and use all reasonable efforts to promptly amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and disseminated to the holders of Shares, in each case as and to the extent required by applicable Law. The Company and its counsel shall be given a reasonable opportunity to review and comment on the Schedule TO and the Offer Documents each time before any such document is filed with the SEC, and Parent and Merger Sub shall include in such document (and any amendments thereto) all comments proposed by the Company and its counsel and acceptable to Parent and Merger Sub and their counsel, in each case acting reasonably. To the extent reasonably practicable, Parent and Merger Sub shall provide the Company and its counsel with (A) any comments or other communications, whether written or oral, that Parent or Merger Sub or their counsel may receive from time to time from the SEC or its staff or other Governmental Entities with respect to the Schedule TO or the Offer Documents promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response of Parent and Merger Sub to those comments and to provide comments on that response (which response shall include all comments proposed by the Company and its counsel and acceptable to Parent and Merger Sub and their counsel, in each case acting reasonably), including by offering the Company and its counsel an opportunity to participate with Parent, Merger Sub or their counsel in any material discussions or meetings with the SEC or other Governmental Entities to the extent such participation is not prohibited by the SEC or other Governmental Entities. In the event that Parent or Merger Sub receives any comments from the SEC or its staff with respect to the Offer Documents, each shall use its reasonable best efforts to respond as promptly as practicable to such comments.

(b)    On the date the Offer is commenced and the Offer Documents are filed with the SEC, the Company shall, concurrently with the filing of the Schedule TO, file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule 14D-9”) containing, subject to Section 5.5, the Company Board Recommendation and shall disseminate the Schedule 14D-9 to the holders of Shares as and to the extent required by

Rule 14d-9 under the Exchange Act. The Schedule 14D-9 shall also contain the notice of appraisal rights required to be delivered by the Company under Section 262 of the DGCL at the time the Company first files the Schedule 14D-9 with the SEC. The Company shall set the record date for the Company’s stockholders to receive such notice of appraisal rights as the same date as the Stockholder List Date and shall disseminate the Schedule 14D-9 including such notice of appraisal rights to the Company’s stockholders to the extent required by Section 262(d) of the DGCL. Each of Parent and Merger Sub shall promptly furnish or otherwise make available to the Company or the Company’s legal counsel upon request all information concerning Parent and Merger Sub that may be reasonably requested by the Company for inclusion in the Schedule 14D-9. Subject to Section 5.5, each of the Company, Parent and Merger Sub shall promptly correct any information supplied by it for inclusion or incorporation by reference in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary and use all reasonable efforts to promptly amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the holders of Shares, in each case as soon as and to the extent required by applicable Law. Parent, Merger Sub and their counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 each time before it is filed with the SEC, and the Company shall include in such document (and any amendments thereto) all comments proposed by Parent, Merger Sub and their counsel and acceptable to the Company and its counsel, in each case acting reasonably. To the extent reasonably practicable, the Company shall provide Parent, Merger Sub and their counsel with (i) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff or other Governmental Entities with respect to the Schedule 14D-9 promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the Company’s response to those comments and to provide comments on that response (which response shall include all comments proposed by Parent, Merger Sub and their counsel and acceptable to the Company and its counsel, in each case acting reasonably), including by offering Parent, Merger Sub and their counsel an opportunity to participate with the Company or its counsel in any material discussions or meetings with the SEC or other Governmental Authorities to the extent such participation is not prohibited by the SEC or other Governmental Authorities. The Company hereby consents to the inclusion in the Offer Documents of the Company Board Recommendation contained in the Schedule 14D-9. In the event that the Company receives any comments from the SEC or its staff with respect to the Schedule 14D-9, it shall use its reasonable best efforts to respond as promptly as practicable to such comments.

(c)    In connection with the Offer, the Company shall furnish, or shall cause its transfer agent to furnish, Parent and Merger Sub promptly (and in any event on or before August 7, 2019 or such other date as agreed in writing by Parent and the Company) with mailing labels containing the names and addresses of the record holders of Shares as of the latest practicable date and shall promptly furnish, or cause to be furnished, mailing labels containing such information of those Persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings and computer files and all other information in the Company’s possession or control regarding the beneficial owners of Shares, in each case as of the latest date practicable, and shall furnish to Parent and Merger Sub or their respective Representatives such information (including periodically updated lists of stockholders, security position listings and computer files) as they may reasonably request in connection with the Offer. The date of the list used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated is referred to as the “Stockholder List Date.” Except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the transactions contemplated hereby, Parent, Merger Sub and their respective Affiliates and Representatives shall use the information contained in any such labels, listings and files only in connection with the transactions contemplated hereby, and shall treat such information and materials in accordance with the terms and conditions of the Confidentiality Agreement. The Company and Parent shall coordinate the mailing of the Offer Documents and the Schedule 14D-9 so they can be included together in a joint mailing to the holders of Shares. If the Offer is terminated or if this Agreement shall be terminated, Merger Sub and Parent will promptly deliver, and cause their respective Representatives to deliver, to the Company (and delete electronic copies of) all copies, summaries and extracts of such information then in their possession or control.

(d)    The Company agrees that none of the information supplied or to be supplied by the Company in writing for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9 will, at the time of the mailing of the Offer Documents or the Schedule 14D-9, including any amendments or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by Parent or Merger Sub or any of their respective Representatives that is contained or incorporated by reference in the Offer Documents or the Schedule 14D-9. Parent and Merger Sub agree that none of the information supplied or to be supplied by Parent or Merger Sub in writing for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9 will, at the time of the mailing of the Offer Documents or the Schedule 14D-9, including any amendments or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference in the Offer Documents or the Schedule 14D-9 based on information supplied by or on behalf of the Company expressly for inclusion or incorporation by reference therein.

Section 5.8    Employee Matters.

(a)    Effective as of the Effective Time and during the one (1)-year period immediately following the Effective Time, Parent shall provide, or shall cause the Surviving Corporation to provide, to each employee of the Company or its Subsidiaries who continues to be employed by Parent or the Surviving Corporation or any of their respective Subsidiaries following the Effective Time (collectively, the “Company Employees”), (i) base salary or base hourly wage rate, if applicable, and annual cash incentive compensation opportunities (excluding, long term or equity-based awards, or any change in control or retention bonuses) that, in each case, are no less favorable than were provided to the Company Employee immediately before the Effective Time, and (ii) all other compensation and employee benefits (other than long term or equity-based awards, change in control or retention bonuses, and defined benefit or non-qualified arrangements) that are no less favorable in the aggregate than were provided to the Company Employee immediately before the Effective Time.

(b)    Following the Closing Date, Parent shall, or shall cause the Surviving Corporation to, subject to applicable Law and applicable Tax qualification requirements, cause any employee benefit or compensation plans sponsored or maintained by Parent or the Surviving Corporation or their Subsidiaries in which the Company Employees are eligible to participate following the Closing Date (collectively, the “Post-Closing Plans”) to recognize all service of each Company Employee with the Company or its Subsidiaries (and any predecessor thereto) prior to the Closing Date that is reflected in the books and records of the Company, for purposes of eligibility, vesting and level of benefits under such Post-Closing Plans; except to the extent that recognizing such service would result in a duplication of benefits and provided, that such recognition of service shall not apply for purposes of benefit accrual under any Post-Closing Plan that is a final average pay defined benefit retirement plan. With respect to any Post-Closing Plan that provides medical, dental or vision insurance benefits, for the plan year in which such Company Employee is first eligible to participate, Parent shall to the extent permitted by applicable Law and any insurer or service provider under the applicable Post-Closing Plan (i) cause any preexisting condition limitations or eligibility waiting periods under such plan to be waived with respect to such Company Employee to the extent such limitation would have been waived or satisfied under the Company Benefit Plan in which such Company Employee participated immediately prior to the Effective Time and (ii) credit each Company Employee for any co-payments or deductibles incurred by such Company Employee in such plan year for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such Post-Closing Plan. Such credited expenses shall also count toward any annual or lifetime limits, treatment or visit limits or similar limitations that apply under the terms of the applicable plan.

(c)    Without limiting the generality of Section 5.8(a), from and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to assume, honor and continue the Company Benefit Plans and compensation, employment and severance arrangements and agreements in accordance with their terms as in effect immediately before the Effective Time, and the Merger shall be deemed to constitute a “change in control” or “change of control” (or similar words to such effect) under all such Company Benefit Plans and under all compensation, employment and severance arrangements and agreements. Nothing in this Section shall limit the ability of Parent or the Surviving Corporation, as applicable, to amend, modify or terminate any Company Benefit Plan in accordance with its terms, as in effect as of immediately prior to the Effective Time.

(d)    Section 5.8(d) of the Company Disclosure Letter sets forth any actions taken by the Company since January 1, 2019 to mitigate or minimize the impact of the tax consequences of Section 280G of the Code (including as a result of the transactions contemplated hereby under all Company Benefit Plans) on any individual that is regarded as a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) with respect to the Company.

(e)    Prior to the Effective Time, the Company shall take such actions as Parent may reasonably request so as to enable the Surviving Corporation to effect such actions relating to the 401(k) plan of the Company (the “401(k) Plan”) and any Company Benefit Plan that is subject to Section 409A of the Code as Parent may deem necessary or appropriate, including amending or terminating the 401(k) Plan or any such other plan prior to the Effective Time, subject to the terms of the 401(k) Plan or any such other plan and applicable Law; provided, that (i) such action does not preclude the immediate participation of the Company Employees in any successor 401(k) plan or other replacement plan and (ii) no such action shall be effective prior to the Effective Time.

(f)    Nothing in this Agreement shall confer upon any Company Employee or other service provider any right to continue in the employ or service of Parent, the Surviving Corporation or any Affiliate of Parent. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 5.8 shall create any third-party beneficiary rights in any Company Employee or current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

Section 5.9    Regulatory Approvals; Efforts.

(a)    Prior to the Closing, Parent, Merger Sub and the Company shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective the Offer and the Merger as promptly as practicable, including (i) preparing and filing all forms, registrations and notifications with any Governmental Entities or third parties required to be filed to consummate the transactions contemplated hereby, (ii) using reasonable best efforts to satisfy the conditions to consummating the transactions contemplated hereby, (iii) using reasonable best efforts to obtain (and to cooperate with each other in obtaining) any consent, authorization, expiration or termination of a waiting period, permit, Order or approval of, waiver or any exemption by, any Governmental Entity (including furnishing all information and documentary material required under the HSR Act) required to be obtained or made by Parent, Merger Sub, the Company or any of their respective Subsidiaries in connection with the Offer or the Merger or the taking of any action contemplated by this Agreement, (iv) subject to the provisions of Section 5.14, defending any lawsuits or other legal Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Offer or the Merger and (v) using reasonable best efforts with respect to the execution and delivery of all such instruments, deeds, assignments or assurances and doing all other things reasonably necessary or desirable to consummate the Offer and the Merger and to fully carry out the purposes or intent of this Agreement.

(b)    Parent and the Company shall each keep the other apprised of the status of matters relating to the completion of the Offer and the Merger and work cooperatively in connection with obtaining all required consents, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity undertaken pursuant to the provisions of this Section 5.9. In that regard, prior to the Closing, each party shall promptly consult with the other parties to this Agreement with respect to and provide any necessary information and assistance as the other parties may reasonably request with respect to all notices, submissions or filings made by or on behalf of such party or any of its Affiliates with any Governmental Entity or any other information supplied by or on behalf of such party or any of its Affiliates to, or correspondence with, a Governmental Entity in connection with this Agreement, the Offer and the Merger.

Each party to this Agreement shall promptly inform the other parties to this Agreement, and if in writing, furnish the other parties with copies of (or, in the case of oral communications, advise the other parties orally of) any communication from or to any Governmental Entity regarding the Offer or the Merger, and permit the other parties to review and discuss in advance, and consider in good faith the views of the other parties in connection with, any proposed communication or submission with any such Governmental Entity. To the extent not prohibited by the applicable Governmental Entity, no party or any of its Affiliates shall participate in any meeting or teleconference with any Governmental Entity in connection with this Agreement, the Offer and the Merger unless it consults with the other parties in advance and gives the other parties the opportunity to attend and participate thereat. Notwithstanding the foregoing, Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.9(b) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express written permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. Materials provided pursuant to this Section 5.9 may be redacted (i) to remove references concerning the valuation of the Company and the Merger, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address reasonable privilege concerns. In addition to the foregoing provisions of this Section 5.9(b), a party hereto may request entry into a joint defense agreement as a condition to providing any materials hereunder. Upon delivery of such a request, the parties shall work in good faith to enter into a joint defense agreement to create and preserve attorney-client privilege in a form and substance mutually acceptable to the parties. Notwithstanding anything to the contrary herein, Parent, acting reasonably and in good faith, shall control all aspects of the parties’ efforts to gain antitrust regulatory clearance either before any Governmental Entity or in any action brought to enjoin the transactions contemplated hereby pursuant to any antitrust Law.

(c)    The Company and Parent shall make or file, as promptly as practicable, with the appropriate Governmental Entity all filings, forms, registrations and notifications required to be filed to consummate the Offer or the Merger under the HSR Act and any other applicable antitrust Law, and subsequent to such filings, the Company and Parent shall, and shall cause their respective Affiliates to, as promptly as practicable, respond to inquiries from Governmental Entities, or provide any supplemental information that may be requested by Governmental Entities, in connection with filings made with such Governmental Entities. The Company and Parent shall file their notification and report forms under the HSR Act no later than ten (10) Business Days after the date hereof and shall promptly file any comparable notifications and report forms under any other applicable antitrust Law. In the event that the parties receive a request for information or documentary material pursuant to the HSR Act or pursuant to any other applicable antitrust Law (a “Second Request”), the parties will use their respective reasonable best efforts to submit an appropriate response to, and to certify compliance with, such Second Request as promptly as practicable, and the parties hereto shall cause their respective counsel to closely cooperate during the entirety of any such Second Request review process.

(d)    Notwithstanding anything to the contrary set forth in this Agreement, Parent shall, in order to permit the satisfaction of the Offer Conditions set forth in paragraphs (b) and (c) of Annex I so as to permit the Closing to occur as promptly as practicable and in any event before the End Date, (i) propose, negotiate, commit to, effect and agree to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, holding separate, and other disposition of and restriction on the businesses, assets, properties, product lines, and equity interests of, or changes to the conduct of business of, the Company after the Effective Time, Parent and their respective Affiliates (including the Surviving Corporation and its Affiliates), (ii) create, terminate, or divest relationships, ventures, contractual rights or obligations of the Surviving Corporation or Parent or their respective Affiliates, and (iii) otherwise take or commit to take any action that would limit Parent’s freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, assets, equity interests, product lines or properties of Parent or the Surviving Corporation (including any of their respective Affiliates). If requested by Parent, the Company will agree to any action contemplated by this Section 5.9; provided, that any such agreement or action is conditioned on the consummation of the Merger. Without limiting the foregoing, in no event will the Company (and the Company will not permit any of its Affiliates to) propose, negotiate, effect or agree to any such actions without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything in the foregoing to the contrary, in no event shall any party hereto or its Subsidiaries be obligated to undertake or agree to undertake (and Parent shall not be obligated to request or authorize the Company or any of its Subsidiaries to undertake) (x) any sale, divestiture, disposition or other remedial measure pursuant to this Section 5.9 that is not contingent on the consummation of the Merger or (y) any efforts or any sale, divestiture, disposition or other remedial measure, in each case, pursuant to this Section 5.9, if such efforts or action would have, or would reasonably be expected to have, a material adverse effect on the business of the Company and its Subsidiaries, taken as a whole, or the business of Parent, Merger Sub and their respective Subsidiaries, taken as a whole.

(e)    In furtherance and not in limitation of the covenants of the parties contained in this Section 5.9, if any administrative or judicial action or Proceeding, including any Proceeding by a private party, is instituted (or threatened to be instituted) challenging the Offer or the Merger or any other transaction contemplated by this Agreement as violative of any antitrust Law, each of the Company and Parent shall use reasonable best efforts to contest and resist any such action or Proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Offer or the Merger.

(f)    Except as specifically required by this Agreement, from the date hereof until the earlier of the Effective Date and the valid termination of this Agreement in accordance with Section 7.1, Parent shall not, and shall not permit any of its Affiliates to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to (i) impose any material delay in the obtaining of any consent, approval, authorization, declaration, waiver, license, franchise, permit, certificate or order of any Governmental Entity necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period or (ii) materially delay the consummation of the transactions contemplated hereby.

(g)    Prior to the Effective Time, the Company shall use its reasonable best efforts to promptly obtain any consents of third parties with respect to any Company Material Contracts or other Contracts set forth on Section 3.3(c) of the Company Disclosure Letter, as may be necessary or appropriate for the consummation of the transactions contemplated hereby or required by the terms of any such Company Material Contract or other Contract as a result of the execution, performance or consummation of the transactions contemplated hereby, in each case to the extent reasonably requested in writing by Parent, subject to the proviso in the immediately following sentence. In the event that such third party consent described in this Section 5.9(g) shall not be obtained, the Company and Parent shall determine reasonably and jointly whether to take any further actions with respect to such Company Material Contracts or other Contracts; provided, that without its consent (such consent to be given or withheld in its sole discretion), the Company shall not be required to pay any amount or change Contract terms or its business practices in order to obtain any such consent.

Section 5.10    Takeover Statutes. If any Takeover Statute may become, or may purport to be, applicable to this Agreement, the Offer, the Merger or any other transactions contemplated by this Agreement, each of the Company and Parent and their respective boards of directors shall grant such approvals and take such actions as are reasonably necessary so that the Offer, the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate, or otherwise minimize, the effects of such Takeover Statute on the Offer, the Merger and the other transactions contemplated hereby. Nothing in this Section 5.10 shall be construed to permit Parent or Merger Sub to do any act that would constitute a violation or breach of, or as a waiver of any of the Company’s rights under, any other provision of this Agreement.

Section 5.11    Public Announcements. The Company and Parent agree that the initial press release to be issued with respect to the execution and delivery of this Agreement and the Company’s Current Report on Form 8-K disclosing the execution of this Agreement shall be in the form heretofore agreed to by the parties and that the parties shall consult with each other before issuing any other press release or making any other public announcement with respect to this Agreement and the transactions contemplated hereby and shall not issue any such press release or make any such public announcement without the prior consent of the other party (which shall not be unreasonably withheld, delayed or conditioned); provided, that a party may, without the prior consent of the other party, issue such press release or make such public announcement (a) so long as such statements are consistent with previous statements made jointly by, or with the approval of, the Company and Parent or (b) (after prior consultation, to the extent practicable in the circumstances) to the extent required by applicable Law or the applicable rules of any stock exchange. Notwithstanding the foregoing, the restrictions set forth in this Section 5.11 shall not apply to (i) any public release or public announcement (x) made or proposed to be made by the Company in connection with an Acquisition Proposal, a Superior Proposal, an Adverse Company Board Recommendation Change or an Intervening Event or any action taken pursuant thereto, in each case, that does not violate Section 5.5 or (y) in connection with any dispute between the parties regarding this Agreement or the transactions contemplated hereby or (ii) ordinary course communications by Parent, Merger Sub and their respective Affiliates regarding this Agreement and the transactions contemplated hereby to existing or prospective general and limited partners, equity holders, members, managers and investors of any Affiliates of such Person, in each case, who are subject to customary confidentiality restrictions.

Section 5.12    Indemnification and Insurance.

(a)    For six (6) years from and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, indemnify and hold harmless all past and present directors and officers of the Company and each of its Subsidiaries and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request or for the benefit of the Company or any of its Subsidiaries (collectively, together with such Persons’ heirs, executors and administrators, the “Covered Persons”) to the same extent such Persons are indemnified as of the date of this Agreement by the Company pursuant to the Company Organizational Documents, the certificate of incorporation and bylaws, or equivalent organizational or governing documents, of any Subsidiary of the Company and indemnification agreements, if any, in existence on the date of this Agreement with any directors, officers and employees that have been made available to Parent (collectively, the “Existing Indemnification Arrangements”) arising out of acts or omissions in their capacity as directors, officers or agents of the Company or any of its Subsidiaries occurring at or prior to the Effective Time. Without limiting the foregoing, from and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, indemnify and hold harmless the Covered Persons to the fullest extent permitted by Law for acts or omissions occurring in connection with the process resulting in and the adoption of this Agreement and the consummation of the transactions contemplated hereby. From and after the Effective Time, subject to any requirements of applicable Law, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, advance expenses (including reasonable legal fees and expenses) incurred in the defense of any actual or threatened Proceeding or investigation with respect to the matters subject to indemnification pursuant to this Section 5.12(a) in accordance with the procedures (if any) set forth in the Existing Indemnification Arrangements; provided, that the applicable Covered Person provides an undertaking to repay such advance if it is ultimately determined by a final non-appealable order of a court of competent jurisdiction that such Covered Person is not entitled to indemnification under this Section 5.12(a) or otherwise. Notwithstanding anything herein to the contrary, if any Proceeding or investigation (whether arising before, at or after the Effective Time) is made or threatened against such Persons with respect to matters subject to indemnification or advancement hereunder on or prior to the sixth (6th) anniversary of the Effective Time, the provisions of this Section 5.12(a) shall continue in effect until the final disposition of such Proceeding or investigation.

(b)    For not less than six (6) years from and after the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation and the organizational documents of each Subsidiary of the Company shall contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Effective Time than are set forth in Exhibits A and B annexed hereto. To the extent permitted by applicable Law, indemnification agreements, if any, in existence on the date of this Agreement with any directors, officers and employees that have been made available to Parent shall continue in full force and effect in accordance with their terms following the Effective Time.

(c)    For a period of six (6) years from the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect policies of directors’ and officers’ liability insurance and fiduciary liability insurance that collectively provide coverage for matters arising on or before the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the existing policies of the Company and the Company Subsidiaries (true and complete copies of which have been previously made available to Parent) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that after the Effective Time, the Surviving Corporation shall not be required to pay annual premiums for the D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid by the Company prior to the date hereof, but in such case shall purchase as much coverage as reasonably practicable for such amount. In lieu of the foregoing, the Company may purchase, prior to the Effective Time, at prevailing market rates (and in no event at a cost greater than three hundred percent (300%) of the last annual premium paid by the Company prior to the date hereof in respect of D&O Insurance), a six (6)-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated hereby and full prior acts coverage for all acts or omissions taking place before the tail becomes effective.

(d)    In the event that Parent or the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume all of the obligations set forth in this Section 5.12.

(e)    This covenant is intended to be for the benefit of, and shall be enforceable by, each of the Covered Persons. The rights to indemnification, advancement, insurance coverage and the other rights provided for herein shall not be deemed exclusive of any other rights to which any Covered Person is entitled, whether pursuant to Law, Contract or otherwise.

Section 5.13    Financing and Financing Cooperation.

(a) Parent and Merger Sub shall use their commercially reasonable efforts (taking into account the expected timing of the Marketing Period) to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, advisable or proper to arrange and obtain the Financing contemplated by the Commitment Letters on or prior to the Closing Date on the terms and conditions described in the Commitment Letters, including to: (i) maintain in effect the Commitment Letters and any Definitive Financing Agreements in accordance with their terms until the funding of the Financing to the Parent on the Closing Date; (ii) satisfy on a timely basis all conditions to the funding of the Financing set forth in the Commitment Letters and the Definitive Financing Agreements applicable to Parent or one or more of its Affiliates that are within its control; (iii) negotiate and enter into definitive debt financing agreements on the terms and conditions contemplated by the Debt Commitment Letter (including, if necessary, any “flex” provisions) (the “Definitive Debt Financing Agreements”) and definitive equity financing agreements on the terms and conditions contemplated by the Equity Commitment Letter (the “Definitive Equity Financing Agreements” and together with the Definitive Debt Financing Agreements, the “Definitive Financing Agreements”); and (iv) subject to the satisfaction or waiver of the Financing Conditions, cause the Debt Financing Sources and Equity Investor, as applicable, to consummate the Financing, and fund the amounts thereunder on the Closing Date. Parent shall keep the Company reasonably informed on a current basis and in reasonable detail of the status of its efforts to arrange the Financing. Parent shall give the Company prompt written notice after the occurrence of any of the following: (A) any material breach or material default by any party to the Commitment Letters or definitive agreements related to the Financing of which Parent becomes aware; (B) the receipt by Parent or Merger Sub of any written notice or written communication from the Equity Investor or any Debt Financing Source with respect to any breach, default, termination or repudiation by any party to a Commitment Letter or any definitive agreements related to the Financing of any provisions of any Commitment Letter or such definitive agreements; (C) if for any reason, Parent or Merger Sub at any time believes it will not be able to obtain all or any portion of the Financing in an amount sufficient to consummate the Offer, the Merger and the other transactions contemplated by this Agreement; and (D) any fact, change, event or circumstance that would prevent or materially delay or impede the consummation of the Offer, the Merger or the Debt Financing contemplated by the Debt Commitment Letter. In the event that all conditions contained in the Commitment Letters (other than, with respect to the Debt Financing, the availability of the Equity Financing) have been satisfied and Parent is required to consummate the Closing pursuant to Section 1.4, Parent shall use its commercially reasonable efforts to cause each Debt Financing Source and shall cause the Equity Investor to fund its respective committed portion of the Financing required to consummate the transactions contemplated by this Agreement and to pay related fees and expenses on the Closing Date.

(b) Prior to the Closing, Parent and Merger Sub shall not, and Parent shall not permit Merger Sub to, agree to or permit any termination, amendment, replacement, supplement or other modification of, or waive any of its rights, provisions or remedies under, the Commitment Letters or Definitive Financing Agreements without the Company’s prior written consent; provided, that Parent and Merger Sub may, without the Company’s prior written consent, (i) enter into any amendment, replacement, supplement or other modification to or waiver of any provision of the Debt Commitment Letter or Definitive Debt Financing Agreements that would not, and would not reasonably be expected to, reduce the aggregate amount of the Debt Financing below an amount, together with the Equity Financing and any available cash of the Company and its Subsidiaries, required to pay the Merger Amounts, or prevent, materially delay or impede the consummation of the Offer, the Merger or the Debt Financing contemplated by the Debt Commitment Letter; and (ii) amend, replace, supplement or otherwise modify the Debt Commitment Letter to add lenders, lead arrangers, book runners, syndication agents or similar entities that had not executed the Debt Commitment Letter as of the date hereof so long as any such addition would not reasonably be expected to prevent, materially delay or impede the consummation of the Offer, the Merger or the Debt Financing contemplated by the Debt Commitment Letter, but only, with respect to the foregoing clauses (i) and (ii), to the extent doing so would not (x) impose new or additional conditions or expand, amend or modify any existing condition to the receipt and availability of the Debt Financing in a manner that would reasonably be expected to prevent or materially delay or impede the ability of Parent to consummate the Closing or (y) adversely impact the ability of Parent or Merger Sub, as applicable, to enforce its rights against the Debt Financing Sources under the Debt Commitment Letter. Upon any such amendment, replacement, supplement or modification, the term “Debt Commitment Letter” and “Definitive Debt Financing Agreement” shall mean the Debt Commitment Letter or Definitive Debt Financing Agreement, as applicable, as so amended, replaced, supplemented or modified. Parent shall promptly deliver to the Company copies of any such amendment, replacement, supplement or other modification of the Debt Commitment Letter or Definitive Debt Financing Agreement.

(c)    If all or any portion of the Debt Financing becomes unavailable, or any of the Debt Commitment Letter or Definitive Debt Financing Agreements shall be withdrawn, repudiated, terminated or rescinded for any reason, then Parent shall use its commercially reasonable efforts to (i) arrange and obtain from the same or alternative financing sources, alternative financing in an amount sufficient to, when added with the Equity Financing, available cash of the Company and its Subsidiaries and the available portion of the Debt Financing, consummate the transactions contemplated by this Agreement and pay the Merger Consideration and the other Merger Amounts upon conditions not less favorable to Parent and Merger Sub, than those in the Debt Commitment Letter or Definitive Debt Financing Agreements and (ii) obtain one or more new financing commitment letters with respect to such alternative financing (the “New Debt Commitment Letters”). Parent shall promptly deliver to the Company copies of any executed New Debt Commitment Letters. In the event any alternative financing is obtained in accordance with this Section 5.13(c) (“Alternative Financing”), references in this Agreement to the Financing shall also be deemed to refer to such Alternative Financing, and references in this Agreement to the Commitment Letters and the Definitive Debt Financing Agreements shall also be deemed to refer to any New Debt Commitment Letters and definitive financing agreements relating to such Alternative Financing, and all obligations of Parent pursuant to this Section 5.13 shall be applicable thereto to the same extent as Parent’s obligations with respect to the Financing.

(d)    The Company shall use its commercially reasonable efforts to, and shall use its commercially reasonable efforts to cause its Subsidiaries and their respective Representatives to, provide such cooperation on a timely basis (taking into account the expected timing of the Marketing Period) as is reasonably requested by Parent and the Debt Financing Sources to assist Parent in obtaining the Debt Financing on the terms and conditions described in the Debt Commitment Letter. Such commercially reasonable cooperation shall include the Company and its Subsidiaries using commercially reasonable efforts to take the following actions (in each case, to the extent applicable with respect to the Debt Financing):

(i)    making appropriate officers, including officers with appropriate seniority and expertise, available for participation at reasonable times in a reasonable number of meetings, lender presentations, due diligence sessions, meetings with prospective lenders and ratings agencies and road shows, in each case in connection with the Debt Financing and only to the extent customarily needed for financings of the type contemplated by the Debt Commitment Letter;

(ii)    providing reasonable assistance in the preparation of bank information memoranda (including a bank information memorandum that does not include material non-public information), rating agency presentations and any similar documents, including the consent to the reasonable and customary use of the Company’s and its Subsidiaries’ logos in connection with the Debt Financing (and will, upon request of Parent, provide Parent with electronic versions of such logos for such use);

(iii)    assisting Parent in its negotiation, preparation, execution and delivery of any definitive financing documents as may be reasonably requested by Parent or any Debt Financing Source (it being understood that such documents will not take effect until the Closing), including guarantee, pledge, security and collateral documents and providing Parent with any information reasonably necessary to complete customary closing and perfection certificates as may be required in connection with the Debt Financing and other customary definitive financing documents or other customary documents as may be reasonably requested by Parent;

(iv)    facilitating the preparation, execution and delivery of documents and other items needed to facilitate the creation and perfection of liens securing the Debt Financing (it being understood that such documents will not take effect until the Closing), including mortgages, original stock certificates and original stock powers (or, if any, similar documents for limited liability companies and foreign entities) in connection with the Debt Financing (including providing copies thereof prior to the Closing Date) on or prior to the Closing Date, assisting with the procurement of insurance endorsements from the insurance policy underwriters of the Company and any of its Subsidiaries on or prior to the Closing Date, assisting with Parent’s negotiation of deposit account control agreements with the financial institutions with which the Company and any of its Subsidiaries maintain securities and deposit accounts and taking reasonable actions necessary or appropriate to permit Parent to evaluate the Company’s and any of its Subsidiaries’ assets and liabilities and contractual arrangements for purposes of establishing guarantee and collateral arrangements;

(v)    as promptly as reasonably practicable (A) furnishing Parent and the Debt Financing Sources with the Required Information and (B) informing Parent if to the Knowledge of the Company and or its Subsidiaries any facts that would likely require the restatement of such financial statements for such financial statements to comply with GAAP;

(vi)    providing information required for Parent to prepare pro forma financial information and projections required to be delivered pursuant to the Debt Commitment Letter (provided, that the Company and its Subsidiaries shall have no obligation to prepare or provide any pro forma financial statements or projections);

(vii)    obtaining the Payoff Letters;

(viii)    cooperating with due diligence and investigation of the Financing;

(ix)    cooperating in satisfying the conditions precedent in the Debt Commitment Letter and the definitive debt documents, in each case to the extent that the satisfaction of such conditions requires the cooperation of, or is within the control of, the Company and any of its Subsidiaries;

(x)    assisting the Parent in obtaining environmental assessments, surveys and title insurance as reasonably requested by Parent;

(xi)    requesting its independent accountants to provide reasonable and customary assistance and cooperation to Parent, including requesting their participation in accounting diligence sessions and requesting that they agree that Parent may use their audit reports relating to the Company;

(xii)    assisting Parent in obtaining corporate and facilities ratings in connection with the Debt Financing and reasonably cooperating with the marketing efforts of Parent and Financing Sources;

(xiii)    executing and delivering customary authorization letters with respect to the Debt Financing from a senior officer of the Company;

(xiv)    promptly and at least four (4) Business Days prior to the Closing Date, providing all documentation and other information about the Company that is requested by any Debt Financing Source at least nine (9) Business Days prior to the Closing with respect to applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, and beneficial ownership rules;

(xv)    periodically updating any Required Information provided to Parent as may be necessary so that such Required Information (i) is Compliant, (ii) meets the applicable requirements set forth in the definition of “Required Information” and (iii) would not, after giving effect to such update(s), result in the Marketing Period no longer being deemed to have commenced. For the avoidance of doubt, Parent may, to most effectively access the financing markets, require the cooperation of the Company in accordance with the terms and conditions of this Section 5.13 and any of its Subsidiaries under this Section 5.13 at any time, and from time to time and on multiple occasions, between the date hereof and the Closing; provided, that for the avoidance of doubt, the Marketing Period shall not be applicable as to each attempt to access the markets;

(xvi)    agreeing, notwithstanding any other provision set forth herein or in any other agreement between Parent and the Company (or its Affiliates) to the contrary, that Parent may share customary projections with respect to the Company and its business with the Debt Financing Sources, and that Parent and such Debt Financing Sources may share such information with other potential Debt Financing Sources in connection with any marketing efforts in connection with the Debt Financing; provided, that the recipients of such information and any other information contemplated to be provided by the Company or any of its Subsidiaries agree to customary confidentiality agreements, including “click through” confidentiality agreements and confidentiality provisions contained in customary bank books and offering memoranda; and

(xvii)    at the reasonable request of the Parent, filing a Current Report on Form 8-K pursuant to the Exchange Act (which filing shall be subject to Parent’s review and reasonable satisfaction) that contains material non-public information with respect to the Company and its Subsidiaries and that is reasonably available to the Company and does not contain competitively sensitive information or information that is validly protectable by assertion of the attorney-client privilege, which Parent reasonably determines (in consultation with the Company) to include in a customary bank information memorandum for the Debt Financing.

No obligations of the Company or any of its Subsidiaries or any of its or their respective officers, directors, employees and agents or other Representatives under any certificate, document or instrument delivered pursuant to this Section 5.13(d) (other than with respect to customary authorization letters) shall be required to be effective until the Effective Time. Upon reasonable request of the Company, the Company and its legal counsel will be given reasonable opportunity to review and comment upon any bank information memorandum or similar documents, any rating agency materials or any other materials which are being delivered to any Person not affiliated with Parent or Merger Sub that are prepared in connection with the Debt Financing after the date hereof, that include information about the Company or its Subsidiaries. In addition, notwithstanding anything in this Section 5.13 to the contrary, in fulfilling its obligations pursuant to this Section 5.13, (1) none of the Company, its Subsidiaries or its or their respective officers, directors, employees and agents or other Representatives shall be required to (A) waive or amend any terms of this Agreement, pay any commitment or other fee, provide any security or incur any Liability or obligation in connection with the Debt Financing or any other financing, in each case, prior to the Effective Time, (B) take or permit the taking of any action that would reasonably be expected to conflict with, result in any violation or breach of, or default (with or without lapse of time, or both) under, the Company Organizational Documents or the organizational documents of any Subsidiary of the Company, or any applicable Law or material Contracts of the Company or any of its Subsidiaries, (C) provide any cooperation that would unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, (D) adopt resolutions or consents or approve or authorize the execution of or enter into the Debt Financing or the Definitive Debt Financing Agreements that are effective prior to the Effective Time, (E) execute or approve any agreement, other Contract, application, certification or instrument (other than customary authorization letters, letters to rating agencies, filings with the SEC, documents in connection with “know your customer”, anti-money laundering and beneficial ownership rules, and other Contracts, applications, certifications and instruments customarily executed or approved by sellers and target companies in connection with debt financings that are reasonably acceptable to the Company) in connection with the Debt Financing (other than execution of such documents by officers of the Company in their capacity as officers of the Surviving Corporation or its Subsidiaries), or (F) provide any information or documentation which, in the opinion of the Company or its legal counsel, would cause the Company or its Subsidiaries to lose or otherwise impair any attorney client privilege with its legal counsel (provided, that the Company shall inform Parent of the general nature of the information being withheld and, upon Parent’s request, reasonably cooperate with Parent to provide such information, in whole or in part, to the extent and in a manner that would not result in any of the outcomes described in this clause (F)) and (2) Parent shall reimburse the Company promptly, upon written request by the Company, for all reasonable and documented out-of-pocket costs incurred by the Company or any of its Subsidiaries in connection with fulfilling its obligations pursuant to this Section 5.13 (including reasonable attorneys’ fees and fees and expenses of accounting firms). No counsel for the Company or any of its Subsidiaries (unless otherwise agreed in writing by the Company and such counsel) shall be obligated to deliver any opinion in connection with the Financing and, irrespective of the above, no obligation of the

Company or any of its Subsidiaries under any agreement, certificate, document or instrument shall be effective until the Effective Time (other than with respect to customary authorization letters). None of the Company or any of its Subsidiaries shall be required to take any action under any certificate, agreement, arrangement, document or instrument (other than with respect to customary authorization letters) that is not contingent upon the occurrence of the Closing or that would be effective prior to the Effective Time. Nothing in this Section 5.13 will require any Representative of the Company or any of its Subsidiaries to deliver any certificate or opinion or take any other action pursuant to this Section 5.13 that would reasonably be expected to result in personal liability to such Representative. Notwithstanding anything in this Section 5.13 to the contrary, Parent shall indemnify and hold harmless the Company and its Subsidiaries (and their respective Representatives) from and against any and all losses, liabilities, damages, claims, costs or expenses suffered or incurred by them in connection with the Financing or any other financing (including the arrangement thereof) and any information used in connection therewith (other than information provided by the Company or its Subsidiaries in writing specifically for inclusion in materials prepared in connection with the Debt Financing), except in the event such loss or damage solely arises out of or results from the Willful Breach, bad faith or gross negligence by the Company or its Subsidiaries or, in each case, their respective Representatives, in fulfilling their obligations pursuant to this Section 5.13.

(e)    Notwithstanding anything in this Agreement to the contrary (but subject to the applicable terms of this Agreement and satisfaction or waiver of the conditions to the obligation of Parent and Merger Sub to consummate the Offer and the Merger), in no event shall the receipt or availability of any funds or financing (including the Financing contemplated by the Commitment Letters) by or to Parent or any of its Affiliates or any other financing transaction be a condition to any of Parent’s or Merger Sub’s obligations hereunder.

(f)    Notwithstanding anything to the contrary in this Agreement, Parent may enter discussions regarding, and may enter into arrangements and agreements relating to the Financing to add other equity providers, so long as in respect of any such arrangements and agreements, the following conditions are met: (i) the aggregate amount of the Equity Financing is not reduced; (ii) the arrangements and agreements, in the aggregate, would not be reasonably likely to delay or prevent the Offer Acceptance Time or the Closing; and (iii) the arrangements and agreements would not diminish or release the pre-closing obligations of the parties to the Equity Commitment Letter, adversely affect the rights of the Company to enforce its rights against the other parties to the Equity Commitment Letter, or otherwise constitute a waiver or reduction of Parent’s rights under the Equity Commitment Letter.

(g)    Notwithstanding anything to the contrary in this Agreement, nothing contained in this Section 5.13 shall require, and in no event shall the commercially reasonable efforts of Parent be deemed or construed to require, Parent or any Affiliate thereof to (i) seek Equity Financing from any other source other than the financing source counterparty to, or in any amount in excess of that contemplated by, the Equity Commitment Letter or (ii) pay any material fees in excess of those contemplated by the Equity Commitment Letter or the Debt Commitment Letter.

Section 5.14    Transaction Litigation. Each party shall promptly (and in any event, within two (2) Business Days) notify the other parties hereto in writing of any Proceedings brought or threatened in writing by any stockholder of the Company or any other Person against it, its affiliates or its or their directors or executive officers or other Representatives relating to this Agreement, the Offer, the Merger or the other transactions contemplated by this Agreement and shall keep the other parties hereto informed on a reasonably current basis with respect to the status thereof (including by promptly furnishing to the other parties hereto and their Representatives such information relating to such Proceedings as may be reasonably requested). Each party shall give the other parties hereto the opportunity to participate in (but not control) the defense or settlement of any Proceeding against it, its affiliates or its or their directors or officers or other Representatives relating to this Agreement, the Offer, the Merger or the other transactions contemplated by this Agreement and shall give due consideration to such other parties’ advice with respect to such Proceeding and the Company shall not settle or agree to settle any such Proceeding without Parent’s prior written consent (which shall not be unreasonably withheld, delayed or conditioned). Without Parent’s prior written consent, the Company shall not (i) waive any provision of the Company Organizational Documents providing for the Court of Chancery of the State of Delaware as the exclusive forum for any such Proceeding or (ii) consent to the selection of an alternative forum other than the Court of Chancery of the State of Delaware for any such Proceeding. For purposes of this Section 5.14, “participate” means that the non-litigating party will be kept apprised by the litigating party of proposed strategy and other significant decisions with respect to the stockholder litigation or Proceedings contemplated by this Section 5.14 (to the extent that the attorney-client privilege between the litigating party and its counsel is not undermined or otherwise affected; provided, that the litigating party shall inform the other party of the general nature of the information being withheld and, upon such other party’s request, reasonably cooperate with such other party to provide such information, in whole or in part, to the extent and in a manner that would not result in any of the foregoing outcomes), and the non-litigating party may offer comments or suggestions with respect to such stockholder litigation or Proceedings but will not be afforded any decision-making power or other authority over such stockholder litigation or Proceedings.

Section 5.15    Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall, and, following the Effective Time, Parent shall cause the Surviving Corporation to, use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Law and rules and policies of the NYSE to cause the delisting of the Company and of the Shares from the NYSE as promptly as practicable after the Effective Time and the deregistration of the Shares under the Exchange Act as promptly as practicable after such delisting.

Section 5.16    Section 16 Matters; Rule 14d-10 Matters.

(a)    Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Shares (including derivative securities with respect to Shares) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

(b)    Prior to the Offer Acceptance Time, the Compensation Committee of the Company Board (the “Compensation Committee”) to the extent required will take such steps to cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the Compensation Committee in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

ARTICLE VI.

CONDITIONS TO THE MERGER

Section 6.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver in a writing signed by the Company and Parent, to the extent permissible under applicable Law and provided that such waiver shall only be effective as to the conditions of the waiving party) at or prior to the Effective Time of the following conditions:

(a)    No Law (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restrains or enjoins the consummation of the Merger.

(b)    Merger Sub shall have irrevocably accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer.

ARTICLE VII.

TERMINATION

Section 7.1    Termination or Abandonment. This Agreement may be terminated and this Agreement and the Merger may be abandoned at any time prior to the Effective Time:

(a)    by the mutual written consent of the Company and Parent;

(b)    by either the Company or Parent, if the Offer Acceptance Time shall not have occurred on or prior to 5:00 p.m. Eastern Time, on November 9, 2019 (the “End Date”); provided, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a party if the failure of the Offer Acceptance Time to occur by the End Date was primarily caused by the material breach by such party (which shall include, in the case of Parent, Parent and Merger Sub) of any representation, warranty, covenant or other agreement of such party set forth in this Agreement that would cause the applicable Offer Condition not to be satisfied;

(c)    by either the Company or Parent, if an Order by a Governmental Entity of competent jurisdiction shall have been issued permanently restraining, enjoining or otherwise prohibiting the consummation of the Offer or the consummation of the Merger and such Order shall have become final and nonappealable; provided, that the party (which shall include, in the case of Parent, Parent and Merger Sub) seeking to terminate this Agreement pursuant to this Section 7.1(c) shall have complied in all material respects with its obligations under Section 5.9 to prevent, oppose and remove such restraint, injunction or other prohibition;

(d)    by the Company:

(i)    if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub contained in this Agreement that would reasonably be expected to have a Parent Material Adverse Effect and, in either such case, such breach is incapable of being cured by the End Date or such breach shall not have been cured within the earlier of (x) at least 30 days since the date of delivery of written notice thereof to Parent and (y) by the End Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if the Company is then in material breach of any of its covenants or agreements contained in this Agreement; or

(ii)    prior to the Offer Acceptance Time, if the Company Board determines to accept a Superior Proposal and enter into the Alternative Acquisition Agreement, subject to, and in accordance with, the terms and conditions of Section 5.5(f); provided, that such termination shall not be effective unless the Company (x) shall pay the Company Termination Fee to Parent prior to or concurrently with such termination in accordance with Section 7.3(a)(i) and (y) promptly enters into such Alternative Acquisition Agreement;

(e)    by Parent:

(i)    if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement such that the Offer Conditions set forth in paragraphs (d) or (e) of Annex I would not be satisfied and, in either such case, such breach is incapable of being cured by the End Date or such breach shall not have been cured within the earlier of (x) at least thirty (30) days since the date of delivery of written notice thereof to the Company and (y) by the End Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(e)(i) if Parent or Merger Sub are then in material breach of any of their covenants or agreements contained in this Agreement; or

(ii)    prior to the Offer Acceptance Time, if the Company Board (or any duly authorized committee thereof) shall have made an Adverse Company Board Recommendation Change or shall have recommended to the stockholders of the Company an Acquisition Proposal other than the Merger or if the Company shall have committed a Willful Breach of any of its obligations under Section 5.5; and

(f)    by the Company, if: (i) the Marketing Period has ended, (ii) all of the Offer Conditions have been and continue to be satisfied or waived (other than those Offer Conditions that by their terms are to be satisfied at the Expiration Time, but subject to the fulfillment or waiver of those Offer Conditions at the Expiration Time (and for the avoidance of doubt after giving effect to any extensions thereof in accordance with Section 1.1(d) other than any extension pursuant to Section 1.1(d)(iv))), (iii) Parent and Merger Sub have failed to consummate (as defined in Section 251(h) of the DGCL) the Offer by the date that the Offer Acceptance Time is required to have occurred pursuant to Section 1.1, (iv) the Company has irrevocably confirmed in writing to Parent that the Company is ready, willing and able to effect the Offer and the Closing and the other transactions contemplated hereby in accordance with the terms of this Agreement and (v) Parent and Merger Sub fail to consummate (as defined in Section 251(h) of the DGCL) the Offer within three (3) Business Days after delivery of the Company’s irrevocable written confirmation; provided, that the Offer Conditions remain satisfied or waived to the extent provided in the foregoing clause (ii) and the Company remains ready, willing and able to consummate the Offer and the Closing during such three (3) Business Day period.

Section 7.2    Effect of Termination. In the event of a valid termination of this Agreement pursuant to Section 7.1, this Agreement shall terminate (except that the Confidentiality Agreement and the provisions of Section 5.4(c), Section 5.11, Section 5.13(d), this Section 7.2, Section 7.3 and Article VIII and all defined terms appearing in such Sections shall survive any termination), and there shall be no other Liability on the part of the Company, on the one hand, or Parent or Merger Sub, on the other hand, to the other except as provided in the Confidentiality Agreement and the provisions of Section 5.4(c), Section 5.11, Section 5.13(d), this Section 7.2, Section 7.3 and Article VIII; provided, that, subject in all respects to the limitations set forth in this Section 7.2, Section 7.3 (Termination Fees), Section 8.5 (Remedies) and Section 8.15 (Non-Recourse), nothing herein shall relieve (x) the Company from any Liability resulting from fraud or a Willful Breach of its representations, warranties, covenants or agreements set forth in this Agreement prior to such valid termination or (y) Parent from any Liability resulting from fraud or a Willful Breach of its representations, warranties, covenants or agreements set forth in this Agreement prior to such valid termination of this Agreement. Notwithstanding anything in this Agreement to the contrary, in no event will the Parent Related Parties, collectively, have any Liability for monetary damages (including damages for fraud or breach, whether willful, intentional, unintentional or otherwise (including Willful Breach) or monetary damages in lieu of specific performance) in the aggregate in excess of the Maximum Liability Amount and subject in all respects to the limitations set forth in Section 7.3(f).

Section 7.3    Termination Fee.

(a)    In the event that:

(i)    this Agreement is validly terminated by Parent pursuant to Section 7.1(e)(ii) or by the Company pursuant to Section 7.1(d)(ii), then the Company shall pay the Company Termination Fee to Parent, such payment to be made (x) in the case of a termination pursuant to Section 7.1(e)(ii), within two (2) Business Days after such termination and (y) in the case of a termination pursuant to Section 7.1(d)(ii), prior to or concurrently with such termination, in each case payable by wire transfer of same day funds to an account designated in writing by Parent (such written instruction to be provided promptly after such payment becomes due and payable under this Section 7.3); or

(ii)    this Agreement is validly terminated by (x) Parent or the Company pursuant to Section 7.1(b) or (y) by Parent pursuant to Section 7.1(e)(i), and (A) following the date hereof and prior to such termination, a bona fide Acquisition Proposal shall have been made to the Company Board or shall have been publicly made directly to the Company’s stockholders generally or shall have otherwise become publicly known (and, in each such case, such Acquisition Proposal shall not have been publicly withdrawn prior to the time of termination) and (B) within twelve (12) months after such termination, the Company enters into an Alternative Acquisition Agreement with respect to an Acquisition Proposal which is ultimately consummated or consummates an Acquisition Proposal (which need not be the same Acquisition Proposal that was made, announced or publicly known prior to the termination hereof), then in each case the Company shall pay to Parent the Company Termination Fee, by wire transfer of same day funds to an account designated in writing by Parent (such written instruction to be provided promptly after such payment becomes due and payable under this Section 7.3), concurrently with the consummation of such Acquisition Proposal. For the purposes of this Section 7.3(a)(ii), all references to “twenty percent (20%)” in the definition of Acquisition Proposal will be deemed references to “fifty percent (50%)”. Any Parent Expenses paid by the Company to Parent pursuant to Section 7.3(c) shall be credited against, and shall thereby reduce, the amount of the Company Termination Fee that otherwise would be required to be paid by the Company to Parent pursuant to this Section 7.3(a)(ii).

(b)    In the event that this Agreement is validly terminated by the Company pursuant to (i) Section 7.1(d)(i), (ii) Section 7.1(b) if the Company would then be entitled to terminate this Agreement pursuant to Section 7.1(d)(i) or Section 7.1(f), or (iii) Section 7.1(f), in each case of the foregoing clauses (i) through (iii), Parent shall pay to the Company within two (2) Business Days after such termination, $46,320,000 (the “Parent Termination Fee”), payable by wire transfer of same day funds to an account designated in writing by the Company (such written instruction to be provided promptly after such payment becomes due and payable under this Section 7.3).

(c)    In the event that this Agreement is validly terminated by Parent pursuant to Section 7.1(e)(i), then the Company shall pay to Parent an amount equal to that required to reimburse Parent, Merger Sub and their respective Affiliates for all out-of-pocket fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby up to five million dollars ($5,000,000) (the “Parent Expenses”).

(d)    For purposes of this Agreement, (x) “Company Termination Fee” means $19,850,000 unless this Agreement is terminated prior to the Cut-Off Time by the Company pursuant to Section 7.1(d)(ii) or by Parent pursuant to Section 7.1(e)(ii), in either case in connection with an Acquisition Proposal that is submitted prior to the Solicitation Period End Time (other than by a Person or group that made, or engaged in any substantive discussions with the Company or its Representatives regarding, an Acquisition Proposal within the twelve (12) month period prior to the date of this Agreement) or by an Excluded Party, in which case the “Company Termination

Fee” means $13,235,000, and (y) “Excluded Party” means any Person or group of Persons from which the Company receives, after the execution of this Agreement and at or prior to the Solicitation Period End Time, a bona fide written Acquisition Proposal that remains pending as of, and has not been withdrawn prior to, the earlier of the Solicitation Period End Time and the valid termination of this Agreement; provided, that (1) the Company Board determines in good faith (after consultation with the Company’s financial advisors and outside legal counsel), not later than the Solicitation Period End Time, that such Acquisition Proposal constitutes a Superior Proposal or that such Acquisition Proposal is reasonably likely to lead to a Superior Proposal, (2) the Company provides written notice to Parent of such determination, including the identity of the applicable Excluded Party, no later than twenty-four (24) hours after the Solicitation Period End Time, and (3) such Person or group did not make, or engage in any substantive discussions with the Company or its Representatives regarding, an Acquisition Proposal within the twelve (12) month period prior to the date of this Agreement; provided, further, that a Person or group shall cease to be an Excluded Party upon the earlier of (i) the withdrawal, termination, expiration or abandonment of such Acquisition Proposal (as it may be amended or modified) and (ii) the Cut-Off Time.

(e)    Each of the parties hereto acknowledges that (i) each of the Company Termination Fee and the Parent Expenses is not intended to be a penalty but rather is liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which such fee and expenses are due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision and (ii) the Parent Termination Fee is not intended to be a penalty but rather is liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which such fee is due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. In no event shall the Company be required to pay the Company Termination Fee on more than one occasion or shall Parent be required to pay the Parent Termination Fee on more than one occasion. Accordingly, if (x) the Company fails to timely pay any amount due pursuant to this Section 7.3, and, in order to obtain such payment, Parent commences a Proceeding that results in a judgment against the Company for any amount due pursuant to this Section 7.3, then the Company shall pay Parent its reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such Proceeding not to exceed $500,000 (the “Expense Cap”) or (y) Parent fails to timely pay any amount due pursuant to this Section 7.3, and, in order to obtain such payment, the Company commences a Proceeding that results in a judgment against Parent for any amount due pursuant to this Section 7.3, then Parent shall pay the Company its reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such Proceeding not to exceed the Expense Cap, and, in each case of the foregoing clauses (x) and (y), together with interest on the amount due pursuant to this Section 7.3 from the date such payment was required to be made until the date of payment at the annual rate of two percent (2%) plus the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made (or such lesser rate as is the maximum permitted by applicable Law).

(f)    Notwithstanding anything to the contrary in this Agreement or any documents executed in connection with this Agreement or the transactions contemplated hereby, but subject to Section 8.5, the maximum aggregate Liability, whether in equity or at Law, in Contract, in tort or otherwise, together with any payment of the Parent Termination Fee and any other payment in connection with this Agreement or otherwise, of the Parent Related Parties collectively (including monetary damages for fraud or breach, whether willful, intentional, unintentional or otherwise, or monetary damages in lieu of specific performance) (i) under this Agreement, the Confidentiality Agreement, the Commitment Letters, any other document contemplated thereby or any document or instrument delivered in connection hereunder or thereunder, (ii) in connection with the failure of the Offer, the Merger (including the Financing) or the other transactions contemplated hereby to be consummated or (iii) in respect of any representation or warranty made or alleged to have been made in connection with this Agreement or any documents executed in connection with this Agreement or the transactions contemplated hereby, will not exceed under any circumstances an amount equal to (x) the Parent Termination Fee, if any, due and owing to the Company pursuant to Section 7.3(b), plus (y) the amounts, if any, due and owing under Section 7.3(e), if any, plus (z) the amounts, if any, due and owing pursuant to Parent’s indemnification obligations under Section 5.13(d) (collectively, the “Maximum Liability Amount”); provided, that in no event will the Company, its Affiliates or any of its Representatives seek, directly or indirectly, to recover against the Parent Related Parties, or compel payment by the Parent Related Parties of, any damages or other payments whatsoever (including multiple, consequential, indirect, special, statutory, exemplary or punitive damages) in excess of the Maximum Liability Amount set forth in this Section 7.3(f).

(g)    Each of the parties hereto acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated hereby, and that, without these agreements, the Company, Parent and Merger Sub would not enter into this Agreement.

ARTICLE VIII.

MISCELLANEOUS

Section 8.1    No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except for covenants and agreements that contemplate performance after the Effective Time or otherwise expressly by the terms hereof survive the Effective Time.

Section 8.2    Expenses; Transfer Taxes.

(a)    Except as otherwise provided in this Agreement (including in Section 5.13(d)), whether or not the Offer or the Merger is consummated, all costs and expenses incurred in connection with the Offer, the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses; provided, that Parent shall pay all filing fees required under the HSR Act and under any other applicable antitrust Law.

(b)    Except as otherwise provided in Section 2.4(d), all transfer, documentary, sales, use, stamp, registration and other such Taxes imposed with respect to the transfer of Shares pursuant to the Offer and the Merger shall be borne by Parent or Merger Sub and expressly shall not be a Liability of holders of Shares.

Section 8.3    Counterparts; Effectiveness. This Agreement may be executed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.4    Governing Law; Jurisdiction.

(a)    This Agreement, and all claims or causes of action (whether at Law, in Contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b)    Each of the parties hereto irrevocably agrees that any Proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Court of Chancery of the State of Delaware or, if the Court of Chancery of the State of Delaware does not have subject matter jurisdiction over such matter, then in any state or federal court located in the State of Delaware (such courts, collectively, the “Chosen Courts”). Each of the parties hereto hereby irrevocably submits with regard to any such Proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the Chosen Courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Chosen Courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Proceeding with respect to this Agreement, (A) any claim that it is not personally subject to the jurisdiction of the Chosen Courts, (B) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) to the fullest extent permitted by applicable Law, any claim that (1) the Proceeding in such court is brought in an inconvenient forum, (2) the venue of such Proceeding is improper or (3) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each party hereto expressly acknowledges that the foregoing waiver is intended to be irrevocable under the Law of the State of Delaware and of the United States of America; provided, however, that each such party’s consent to jurisdiction and service contained in this

Section 8.4 is solely for the purpose referred to in this Section 8.4 and shall not be deemed to be a general submission to said courts or in the State of Delaware other than for such purpose. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 8.7; provided, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law. Notwithstanding anything to the contrary set forth in this Agreement, none of the parties hereto, nor any of their respective Affiliates, will bring, or support the bringing of, any Proceeding, whether at law or in equity, whether in contract or tort or otherwise, against any Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing, the Commitment Letters or the performance thereof, anywhere other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

Section 8.5    Remedies.

(a)    The parties hereto agree and acknowledge that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and accordingly, subject to Section 8.5(b), prior to any valid termination of this Agreement in accordance with Section 7.1, (A) each of the parties hereto shall be entitled to, and may seek in the alternative, such remedies as are available at law and in equity, and (B) (i) the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, in each case in the Chosen Court (in the order expressed in Section 8.4(b)), this being in addition to any other remedy to which they are entitled at law or in equity, (ii) the parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and (iii) the parties will waive, in any action for specific performance, the defense of adequacy of a remedy at law. Subject to Section 8.5(b), in circumstances where Parent and Merger Sub are obligated to consummate the Offer or the Merger and the Offer or the Merger has not been consummated, Parent and Merger Sub expressly acknowledge and agree that the Company and its stockholders shall have suffered irreparable harm, that monetary damages will be inadequate to compensate the Company and its stockholders, and that the Company on behalf of itself and its stockholders shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to enforce specifically Parent’s and Merger Sub’s obligations to consummate the Offer and the Merger. Any party’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for Liabilities or damages incurred or suffered by such party or its stockholders. In no event shall the Company be entitled to receive (1) both a grant of specific performance to cause the Equity Financing to be funded (whether under this Agreement or the Equity Commitment Letter) or other equitable relief, on the one hand, and the payment of all or any portion of the Parent Termination Fee or any amount pursuant to Section 7.3(e), on the other hand or (2) both payment of any monetary damages whatsoever, on the one hand, and payment of all or any portion of the Parent Termination Fee or any amount pursuant to Section 7.3(e), on the other hand. For the avoidance of doubt, subject in all respects to Section 7.2, Section 7.3, Section 8.5(b) and Section 8.15 (including, in each case, the limitations set forth therein), the parties hereto shall be entitled to seek the remedies provided herein in the alternative, and not be required to elect their remedies, in any Proceeding brought to seek redress for the failure of Parent to consummate the Offer and the Merger pursuant to this Agreement.

(b)    Notwithstanding Section 8.5(a) or anything in this Agreement or otherwise to the contrary, and subject in all respects to this Section 8.5(b), in no event shall the Company or any Affiliate or stockholder thereof (or any of the foregoing’s respective Representatives) be entitled to enforce or seek to enforce specifically Parent’s or Merger Sub’s obligation to cause all or any portion of the Equity Financing to be funded (whether under this Agreement or the Equity Commitment Letter) or otherwise cause Parent or Merger Sub to take action to consummate the Offer or the Merger or the other transactions contemplated hereby (including the obligation to pay all or any portion of the Offer Price or the Merger Consideration) unless and only if: (i) the Marketing Period has ended, (ii) with respect to the Offer and the payment of the Offer Price and the Equity Financing related thereto, all of the Offer Conditions have been and continue to be satisfied or waived (other than those Offer Conditions that by their terms are to be satisfied at the Expiration Time, but subject to the fulfillment or waiver of those Offer Conditions at the Expiration Time (and for the avoidance of doubt after giving effect to any extensions thereof in accordance with Section 1.1(d))), (iii) with respect to the Merger and the payment of the Merger Consideration and the Equity Financing related thereto, all of the conditions set forth in Section 6.1 have been and continue to be satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), (iv) the Debt Financing has been (or will concurrently be) received by Parent in full in accordance with the terms thereof, or the Debt Financing Sources have irrevocably confirmed in writing to the parties hereto that the Debt Financing will be funded in full at or before the Offer Acceptance Time if the Equity Financing is funded at or before the Offer Acceptance Time (provided, that Parent and Merger Sub shall not be required to draw down the Equity Commitment Letter or consummate the Offer or the Closing if the Debt Financing is not in fact funded at or before the Offer Acceptance Time), (v) Parent and Merger Sub have failed to consummate (as defined in Section 251(h) of the DGCL) the Offer by the date the Offer Acceptance Time is required to have occurred pursuant to Section 1.1, (vi) the Company has irrevocably confirmed in writing to Parent that (A) if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur substantially simultaneously with the drawdown of the Equity Financing and the Debt Financing (and the Company has not revoked, withdrawn, modified or conditioned such confirmation) and (B) the Company is ready, willing and able to effect the Closing and the other transactions contemplated hereby in accordance with the terms of this Agreement and (vii) Parent and Merger Sub fail to complete the Closing within three (3) Business Days after delivery of the Company’s irrevocable written confirmation; provided, that the Company remains ready, willing and able to consummate the Closing during such three (3) Business Day period.

Section 8.6    WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING TO THE FINANCING OR THE COMMITMENT LETTERS OR THE PERFORMANCE OF SERVICES THEREUNDER OR RELATED THERETO).

Section 8.7    Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) upon personal delivery to the party to be notified; (b) when received when sent by email by the party to be notified; provided, that notice given by email shall not be effective unless either (i) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 8.7 or (ii) the receiving party delivers a written confirmation of receipt for such notice either by email or any other method described in this Section 8.7; or (c) when delivered by commercial delivery service; in each case to the party to be notified at the following address:

To Parent or Merger Sub:

Autokiniton US Holding, Inc.
485 Lexington Avenue, 31st Floor
New York, New York, 10017
Attention:	George Thanopoulos
Email:	gthanopolous@agglp.com

with a copy to:

KPS Capital Partners, LP
485 Lexington Avenue, 31st Floor
New York, New York, 10017
Attention:	Michael Psaros
Email:	mpsaros@kpsfund.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas
New York, New York, 10019
Attention:	Angelo Bonvino and Michael Vogel
Email:	abonvino@paulweiss.com and mvogel@paulweiss.com

To the Company:

Tower International, Inc. 17672 Laurel Park Drive N
Suite 400E
Livonia, Michigan 48152
Attention:	James Gouin
Email:	gouin.jim@towerinternational.com

with a copy (which shall not constitute notice) to:

Lowenstein Sandler LLP 1251 Avenue of the Americas
New York, New York 10020
Attention:	Peter H. Ehrenberg and Marita A. Makinen
Email:	pehrenberg@lowenstein.com and mmakinen@lowenstein.com

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this Section 8.7; provided, that such notification shall only be effective on the date specified in such notice or five (5) Business Days after the notice is given, whichever is later.

Section 8.8    Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties; provided, that Parent may assign its rights under this Agreement without the prior written consent of the Company to (i) any of its Affiliates or (ii) the Debt Financing Sources as collateral in connection with the Debt Financing and any such Debt Financing Source may exercise all of the rights and remedies of Parent hereunder in connection with the enforcement of any security or exercise of any remedies to the extent permitted under the Debt Financing documentation; provided, however, that no such assignment shall (x) relieve Parent or Merger Sub of its obligations hereunder or (y) materially impede or delay the consummation of the transactions contemplated by this Agreement. Subject to the first sentence of this Section 8.8, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section 8.8 shall be null and void.

Section 8.9    Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction to be invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto; provided, that the economic and legal substance of the transactions contemplated hereby shall be deemed to be affected in a manner materially adverse to the parties hereto if Section 7.3, Section 8.5(b) or Section 8.15 is invalid, void or incapable of being enforced. Upon such a determination that any term or other provision is invalid, void, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a reasonably acceptable manner so that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

Section 8.10    Entire Agreement. This Agreement together with the exhibits hereto, annexes hereto, schedules hereto and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and any express third-party beneficiaries hereof.

Section 8.11    Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. The Debt Financing Sources are intended third-party beneficiaries of, and may enforce, Section 7.3, Section 8.4, Section 8.5, Section 8.6, Section 8.13, Section 8.15, and this Section 8.11 (it being understood that the foregoing provisions may not be amended in a manner adverse to the Debt Financing Sources in any material respect without their prior written consent).

Section 8.12    Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13    No Third-Party Beneficiaries. Each of Parent, Merger Sub and the Company agrees that (a) its representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other parties hereto (and the Debt Financing Sources, solely to the extent expressly set forth herein, including in Section 8.11 in respect of Section 7.3, Section 8.4, Section 8.5, Section 8.6, Section 8.11, Section 8.15, and this Section 8.13) in accordance with and subject to the terms of this Agreement, and (b) this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto (and the Debt Financing Sources, solely to the extent expressly set forth herein, including in Section 8.11 in respect of Section 7.3, Section 8.4, Section 8.5, Section 8.6, Section 8.11, Section 8.15 and this Section 8.13) any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. Notwithstanding the foregoing, (i) each Covered Person shall be an express third-party beneficiary of and shall be entitled to rely upon Section 5.12 and this Section 8.13, (ii) each Representative of the Company and its Subsidiaries shall be an express third party beneficiary of and shall be entitled to rely upon Section 5.13(d) and this Section 8.13, (iii) following the Offer Acceptance Time, each holder of Shares that validly tendered its Shares in the Offer shall be entitled to obtain the Offer Price in respect of such Shares, (iv) following the Effective Time, each holder of Shares immediately prior to the Effective Time shall be entitled to obtain the aggregate Merger Consideration to which it is entitled pursuant to Article II and (v) following the Effective Time, each holder of Company Options, Company RSUs or Company Performance Awards immediately prior to the Effective Time shall be entitled to obtain the amounts to which it is entitled pursuant to Section 2.2(a), Section 2.2(b) or Section 2.2(c), respectively.

Section 8.14    Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The word “or” shall not be deemed to be exclusive. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not mean simply “if.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. References in this Agreement to specific Laws or to specific provisions of Laws shall include all rules and regulations promulgated thereunder. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. The words “ordinary course of business shall be deemed to be followed by the words “consistent with past practice.” References to “$” or “dollars” shall mean “United States dollars”. The phrases “delivered,” “made available,” “provided to,” “furnished to,” and phrases of similar import when used herein, unless the context otherwise requires, shall mean that a true, correct and complete paper copy of the information or material referred to has been provided to the party to whom such information or material is to be provided, has been deposited by the Company in the electronic dataroom maintained for the transactions contemplated hereby by the Company or has been publicly filed by the Company with the SEC, in each case, at least one Business Day prior to the date hereof. The disclosure in any section of the Company Disclosure Letter (other than Section 2.2(c), Section 5.1(a), Section 5.1(b) or Section 5.8(d) thereof) shall qualify (a) the Company’s representations and warranties made in the corresponding Section of Article III (regardless of whether or not such Section is qualified by reference to the Company Disclosure Letter) and (b) the Company’s representations and warranties made in other Sections of Article III, to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other Section or Sections.

Section 8.15    Non-Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, each of the parties hereto acknowledges and agrees that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any Person not a party hereto or thereto, including any past, present or future director, officer, agent or employee of any past, present or future member of Merger Sub, Parent, the Company or of any Affiliate or assignee thereof, any Debt Financing Sources or any Equity Investor, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any past, present or future director, officer, agent or employee of any past, present or future member of Merger Sub, Parent, the Company or of any Affiliate or assignee thereof, as such, for any obligation under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation; provided, however, that, notwithstanding the foregoing, nothing in this Section 8.15 shall in any way limit or modify the rights and obligations of any Debt Financing Source’s obligations to Parent under the Debt Commitment Letter.

Section 8.16    Definitions.

(a)    Certain Specified Definitions. As used in this Agreement:

“Affiliates” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise; provided, that no portfolio company of any investment fund affiliated with or managed by KPS Capital Partners, LLC shall be deemed to be an Affiliate of Parent or Merger Sub hereunder.

“Bribery Legislation” means all and any of the following: the Foreign Corrupt Practices Act of 1977, as amended; the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; the relevant common law or legislation in England and Wales relating to bribery or corruption, including, the Public Bodies Corrupt Practices Act 1889; the Prevention of Corruption Act 1906 as supplemented by the Prevention of Corruption Act 1916 and the Anti-Terrorism, Crime and Security Act 2001; the Bribery Act 2010; the Proceeds of Crime Act 2002; and any applicable anti-bribery or anti-corruption related provisions in criminal and anti-competition Laws or anti-bribery, anti-corruption or anti-money laundering Laws of any jurisdiction in which the Company or any of its Subsidiaries operates.

“Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks in New York, New York are authorized or required by Law to remain closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and any other pension, retirement, profit-sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, medical, retiree medical, vision, dental or other health plans, or life insurance plan, program, agreement, or arrangement, funded or unfunded, or insured or self-insured, (i) that is maintained by the Company or any of its Subsidiaries for the benefit of any current or former employee, officer or director of the Company or any of its Subsidiaries, or (ii) to which the Company or any of its Subsidiaries contributes or is obligated to contribute or has any material Liability, other than a Multiemployer Plan and other than any plan or program maintained by a Governmental Entity to which the Company or any of its Affiliates contributes pursuant to applicable Law.

“Company Credit Facilities” means the Term Loan Credit Facility and the Revolving Credit Facility.

“Company Equity Award Plan” means the Company’s 2010 Equity Incentive Plan, as amended.

“Company Organizational Documents” means the certificate of incorporation, bylaws or similar organizational documents of the Company.

“Compliant” means, with respect to the Required Information, that such Required Information does not contain any untrue statement of a material fact regarding the Company and its Subsidiaries, or omit to state any material fact regarding the Company and its Subsidiaries, in each case, necessary in order to make such Required Information not materially misleading under the circumstances under which such statements are made.

“Contract” means any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, arrangement, commitment, purchase order, insurance policy or other instrument or obligation that is legally binding.

“Debt Financing Sources” means the entities that have committed to provide or arrange or otherwise have entered into agreements pursuant to the Debt Commitment Letter or in connection with all or any part of the Debt Financing described therein, or replacement debt financings, in connection with the transactions contemplated hereby, including the parties to any commitment letters, joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with each Affiliate thereof and each officer, director, employee, partner, controlling person, auditor, attorney, agent and representative of each such entity, Affiliate, or other Person and their respective successors and assigns.

“Environmental Law” means any Law (i) relating to pollution or the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or any exposure to or release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of) any Hazardous Materials or (ii) that regulates, imposes Liability (including for enforcement, investigatory costs, cleanup, removal or response costs, natural resource damages, contribution, injunctive relief, personal injury or property damage) or establishes standards of care with respect to any of the foregoing.

“Environmental Permit” means any permit, certificate, registration, notice, approval, identification number, license or other authorization required under any applicable Environmental Law.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code that includes or included the first entity, trade or business.

“Governmental Entity” means (i) any federal, state, local or non-U.S. government, any transnational governmental organization or any court of competent jurisdiction, arbitral, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, (ii) any self-regulatory organization or stock exchange, including the NYSE, or (iii) any political subdivision of any of the foregoing.

“Hazardous Materials” means all substances defined or regulated as hazardous, a pollutant or a contaminant under any Environmental Law, including any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), petroleum or natural gas hydrocarbons or any liquid or fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, any hazardous or solid waste, and any toxic, radioactive, infectious or hazardous substance, material or agent.

“Indebtedness” means, with respect to any Person, without duplication, as of the date of determination: (i) all obligations of such Person for borrowed money; (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (iii) all lease obligations of such Person required to be capitalized on the books and records of such Person, and any leases required to be capitalized in accordance with GAAP; (iv) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed; (v) all letters of credit or performance bonds issued for the account of such Person, to the extent drawn upon; (vi) all obligations of such Person pursuant to securitization or factoring programs or arrangements; (vii) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination); (viii) all guarantees of such Person of any obligations of any other Person other than a wholly owned subsidiary of such Person of the type described in clauses (i) through (vii) above; and (ix) interest, premium, fees, expenses, penalties (including prepayment and early termination penalties) and other amounts owing in respect of all items in clauses (i) through (viii) above.

“Intellectual Property” means all intellectual property and similar proprietary rights existing anywhere in the world associated with: (i) patents and patent applications, including continuations, divisionals, continuations-in-part, reissues or reexaminations and patents issuing thereon (collectively, “Patents”); (ii) trademarks, service marks, trade dress, logos, brand names, corporate names, trade names, Internet domain names and social media identifiers and related accounts, together with the goodwill associated with any of the foregoing, and all applications and registrations therefor (collectively, “Marks”); (iii) copyrights (including such rights in software) and registrations and applications therefor, and works of authorship (collectively, “Copyrights”); (iv) designs, databases and data compilations; (v) trade secrets and other proprietary and confidential information, including know-how, inventions (whether or not patentable), processes, procedures, formulations, databases, technical data and designs, in each case excluding any rights in respect of any of the foregoing that comprise or are protected by Patents (collectively, “Trade Secrets”); and (vi) computer software programs, including all source code, object code, specifications, designs and documentation related thereto.

“IT Assets” means computers, software, databases, hardware, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment (including communications equipment, terminals and hook-ups that interface with third-party software or systems) owned, licensed, leased or otherwise used by the Company or its Subsidiaries.

“Knowledge” means (i) with respect to Parent and its Subsidiaries, the actual knowledge of any executive officer of Parent and (ii) with respect to the Company and its Subsidiaries, the actual knowledge of the individuals listed on Section 8.16(a) of the Company Disclosure Letter.

“Liability” means any and all debts, liabilities and obligations, whether fixed, contingent or absolute, matured or unmatured, accrued or not accrued, determined or determinable, secured or unsecured, disputed or undisputed, subordinated or unsubordinated, or otherwise.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, covenant, condition, restriction, charge, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, occupancy right, community property interest or other restriction of any nature.

“Marketing Period” shall mean the first period of twenty-five (25) consecutive day(s) after the date hereof (1) throughout which Parent will be in receipt of the Required Information and the Required Information is Compliant (it being understood that (A) if at any time during the Marketing Period the Required Information becomes stale or otherwise does not include the “Required Information,” as defined, or ceases to be Compliant, then the Marketing Period shall not have occurred, provided, however, that in no event shall such period be restarted or cease to continue if additional financial statements are delivered or required to be delivered so that the Required Information includes “Required Information,” as defined, and such financial statements are delivered as required by paragraph 11 of Exhibit D to the Commitment Letter, and (B) if the Company shall in good faith reasonably believe that it has provided the Required Information and the Required Information is Compliant, it may deliver to Parent a written notice to that effect (stating when it believes the Required Information was delivered), in which case the Company shall be deemed to have delivered the Required Information on the date specified in that notice unless Parent in good faith reasonably believes that the Company has not completed delivery of the Required Information or the Required Information is not Compliant and, within five (5) Business Days after its receipt of such notice from the Company, Parent delivers a written notice to the Company to that effect (stating with reasonable specificity which Required Information it believes the Company has not delivered or is not Compliant)), (2) the last day of which corresponds with the then-scheduled Expiration Time (as it may be extended in accordance with Section 1.1(d)) and (3) throughout and at the end of which the Offer Conditions (other than (x) the conditions set forth in paragraphs (a), (c), (g) and (h) of Annex I, subject to the satisfaction or waiver of such conditions on or before the Offer Acceptance Time, (y) the condition set forth in paragraph (j) of Annex I and (z) those other Offer Conditions that by their nature are to be satisfied by actions to be taken at the Offer Acceptance Time, but subject to the satisfaction or waiver of such Offer Conditions) shall be satisfied and nothing has occurred and no condition exists that would cause any of such Offer Conditions to fail to be satisfied assuming the Closing were to be scheduled for any time during such twenty-five (25) consecutive day period (provided, however, that notwithstanding the preceding clause (3), such period shall not fail to commence, be restarted or cease to continue if the condition set forth in paragraph (e) of Annex I is not satisfied prior to the last day of such period but only if the failure to perform or comply with any covenant (I) would not adversely affect the Financing in any material respect and (II) is not a failure to perform or comply with Article I, Section 5.1, Section 5.5, Section 5.7 or Section 5.13); provided, that (a) the Marketing Period shall not commence any earlier than September 3, 2019, (b) the “Marketing Period” will not be deemed to have commenced if, prior to the completion of the Marketing Period, (A) the Company’s or any of its Subsidiaries’ auditors will have withdrawn its audit opinion with respect to any financial statements contained in, or that include, the Required Information for which they have provided an opinion, in which case the Marketing Period shall not commence or be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to such financial statements for the applicable periods by such auditors or another independent public accounting firm reasonably acceptable to the Parent, or (B) the Company or any of its Subsidiaries has publicly announced its intention to, or determines that it must, restate any historical financial statements or other financial information contained in, or that include, the Required Information or any such restatement is under active consideration, in which case, the Marketing Period shall not commence or be deemed to commence unless and until, at the earliest, such restatement has been completed and the applicable Required Information has been amended and updated or the Company or any of its Subsidiaries has publicly announced or informed the Parent that it has concluded that no restatement shall be required in accordance with GAAP, and (c) the Marketing Period will end on any earlier date that is the date on which the Debt Financing is consummated.

“Material Adverse Effect” means, with respect to the Company, any change, effect, event, occurrence or development that (x) has or would reasonably be expected to have a material adverse effect on the business, assets, properties, liabilities, results of operations or financial condition of the Company and its Subsidiaries taken as a whole or (y) would reasonably be expected to materially delay or has a material adverse effect on the Company’s ability to timely consummate the transactions contemplated hereby (including the Offer and the Merger), excluding, however, solely in the case of clause (x) above, the impact of (i) changes or developments in domestic, foreign or global markets, including (A) changes or developments in or affecting the regional, domestic or any foreign securities, equity, credit or financial markets, (B) changes or developments in or affecting regional, domestic or any foreign interest or exchange rates and (C) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any domestic or foreign securities exchange or over-the-counter market, (ii) changes or developments in domestic, foreign or global economic conditions generally, (iii) changes or proposed changes in GAAP or other accounting standards or any official interpretation or enforcement thereof after the date of this Agreement, (iv) changes in legislative conditions or Law or any changes or developments in the official interpretation or enforcement thereof by Governmental Entities after the date of this Agreement, (v) changes in regional, domestic, foreign or global political or geopolitical conditions (including the outbreak or escalation of war or hostilities, military actions, or acts of terrorism (including cyber-terrorism)), including any worsening of such conditions threatened or existing on the date hereof, (vi) changes or developments in the business conditions affecting the industries in which the Company or any of its Subsidiaries operate, (vii) the announcement of this Agreement or the transactions contemplated hereby or the identity of Parent or any of its Affiliates as the acquiror of the Company, including the loss of employees or customers (other than for purposes of any representation or warranty set forth in Section 3.3(b) or Section 3.3(c) to the extent such representation or warranty addresses the effect of the announcement, execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, including the Offer or the Merger or for purposes of the Offer Condition set forth in paragraph (d) of Annex I to the extent related thereto), (viii) weather conditions or other acts of God (including storms, earthquakes, tornados, floods or other natural disasters), (ix) a decline in the trading price or trading volume of the Shares or any change in the ratings or ratings outlook for the Company or any of its Subsidiaries or the failure to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, guidance, budgets, forecasts, plans or estimates (provided, that the underlying causes thereof may be considered in determining whether a Material Adverse Effect has occurred if not otherwise excluded hereunder), and (x) except for the obligations of the Company and its Subsidiaries set forth in Section 5.1, any action taken or omitted to be taken by the Company or any of its Subsidiaries as expressly required by this Agreement or with the prior written consent or authorization of Parent or Merger Sub (other than any such consent or authorization that is based upon facts furnished by the Company that are inaccurate or incomplete in any material respects) (except, in the case of each of the foregoing clauses (i) through (vi) and clause (viii), to the extent that the related impact has had or would reasonably be expected to have a disproportionate adverse effect on the Company and its Subsidiaries relative to companies operating in the industries in which the Company and its Subsidiaries conduct business).

“Order” means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative and whether temporary, preliminary or permanent.

“Parent Material Adverse Effect” means, with respect to Parent, any fact, change, circumstance, event, occurrence, condition or development that has a material adverse effect on Parent’s ability to timely consummate the transactions contemplated hereby (including the Offer, the Merger and the Financing).

“Parent Related Party” means Parent, Merger Sub, the Debt Financing Sources and any other financing sources of Parent or Merger Sub, the Equity Investor and any of the foregoing’s respective former, current or future Affiliates and any of the foregoing’s respective former, current or future, direct or indirect, officers, directors, employees, Affiliates, stockholders, equity holders, managers, members, partners, agents, attorneys, advisors or other Representatives or any of the foregoing’s respective successors or assigns.

“Payoff Amount” means the total amount required to be paid to fully satisfy all outstanding and unpaid principal, interest, prepayment premiums, penalties, breakage costs, attorneys’ fees and other costs and expenses, or similar outstanding and unpaid obligations related to all Indebtedness and other obligations owed under the Company Credit Facilities as of the anticipated Closing Date (and the daily accrual thereafter) that is specified in the Payoff Letters.

“Permitted Lien” means (i) any Lien for Taxes not yet delinquent or that are being contested in good faith by appropriate Proceedings and for which adequate reserves have been established by the Company in accordance with GAAP, (ii) vendors’, mechanics’, materialmen’s, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens (A) with respect to Liabilities that are not yet due and payable or (B) that are being contested in good faith by appropriate Proceedings and for which adequate reserves have been established by the Company in accordance with GAAP, (iii) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions but only to the extent that the Company and its Subsidiaries and their assets are materially in compliance with the same, (iv) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (v) Liens relating to intercompany borrowings among a Person and its wholly owned Subsidiaries, (vi) utility easements, minor encroachments, imperfections in title, charges, easements, rights of way, restrictions, declarations, covenants, conditions, defects and similar Liens, but not including any monetary Liens as do not individually or in the aggregate materially interfere with the present occupancy or use or market value of the respective Owned Real Property or Leased Real Property, (vii) non-exclusive Intellectual Property licenses and (viii) Liens to be released at or prior to Closing.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity and any permitted successors and assigns of such person.

“Proceeding” means any audit, conference, assessment, investigation, action, suit, claim, hearing, arbitration, litigation or other proceeding or similar interaction, in each case, by or before any Governmental Entity.

“Representative” means, with respect to any Person, its directors (or Persons performing similar roles), officers (or Persons performing similar roles), employees, attorneys, investment bankers or other agents.

“Required Information” shall mean all financial statements, financial data, audit reports and other information solely to the extent required by paragraph 11 of Exhibit D to the Debt Commitment Letter.

“Revolving Credit Facility” means that certain Fourth Amended and Restated Revolving Credit and Guaranty Agreement, dated as of March 7, 2017 among the Company and the other parties thereto.

“Sanctioned Person” means at any time any Person: (a) listed on any Sanctions-related list of designated or blocked persons; (b) resident in or organized under the laws of a country or territory that is the subject of a U.S. embargo (which includes, as of the date hereof, Cuba, Iran, North Korea, Syria, and the Crimea region); or (c) when required by the Office of Foreign Assets Control, majority-owned or controlled by any of the foregoing.

“Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (a) the United States (including without limitation the Department of Treasury and the Office of Foreign Assets Control), (b) the European Union and enforced by its member states, (c) the United Nations, (d) Her Majesty’s Treasury, or (e) other similar Governmental Entity from time to time.

“Subsidiaries” of any party means any corporation, partnership, limited liability company, association, trust or other form of legal entity of which (i) fifty percent (50%) or more of the voting power of the outstanding voting securities or fifty percent (50%) or more of the economic interests are directly or indirectly owned by such party or (ii) such party or any Subsidiary of such party is a general partner.

“Tax” or “Taxes” means (i) any and all federal, state, local, non-U.S. or other taxes imposed by any Taxing Authority, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, gross receipts, severance, environmental, stamp, occupation, premium, and property (real or personal) taxes, including any and all interest, penalties, additions to tax or additional amounts imposed by any Taxing Authority with respect thereto, (ii) any and all liability for the payment of any items described in clause (i) above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group (or being included (or being required to be included) in any Tax Return related to such group), including pursuant to Treasury Regulations Section 1.1502-6 (or comparable provision of state, local or non-U.S. Tax law) and (iii) any and all liability for the payment of any amounts described in clause (i) or (ii) above as a result of any express obligation to indemnify any other person, or any successor or transferee liability.

“Tax Return” means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements supplied or required to be supplied to a Governmental Entity in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

“Taxing Authority” means any Governmental Entity responsible for the administration or the imposition of any Tax.

“Term Loan Credit Facility” means that certain Amended and Restated Term Loan and Guaranty Agreement, originally dated as of April 23, 2013 and amended and restated as of March 7, 2017 among the Company and the other parties thereto.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“Willful Breach” means, with respect to any representation, warranty, agreement or covenant, an action or omission where the breaching party knows and intends that such action or omission is a breach of such representation, warranty, agreement or covenant.

(b)    The following terms are defined elsewhere in this Agreement, as indicated below:

Section
401(k) Plan	Section 5.8(e)
Acceptable Confidentiality Agreement	Section 5.5(h)(i)
Acquisition Proposal	Section 5.5(h)(ii)
Adverse Company Board Recommendation Change	Section 5.5(e)
Agreement	Preamble
Alternative Acquisition Agreement	Section 5.5(b)
Alternative Financing	Section 5.13(c)
Antitrust Counsel Only Material	Section 5.9(b)
Book-Entry Shares	Section 2.1(a)(i)
Cancelled Shares	Section 2.1(a)(ii)
Capitalization Date	Section 3.2(a)
Certificate	Section 2.1(a)(i)
Certificate of Merger	Section 1.3
Closing	Section 1.2
Closing Date	Section 1.2
Collective Bargaining Agreement	Section 3.13(a)
Commitment Letters	Section 4.4(b)
Company	Preamble
Company Associated Party Contract	Section 3.20
Company Board	Recitals
Company Board Recommendation	Recitals

Company Disclosure Letter	Article III
Company Employees	Section 5.8(a)
Company Lease	Section 3.14(b)
Company Leases	Section 3.14(b)
Company Material Contracts	Section 3.16(a)
Company Option	Section 2.2(b)
Company Performance Award	Section 2.2(c)
Company Permit	Section 3.7(b)
Company Personal Information	Section 3.15(f)
Company RSU	Section 2.2(a)
Company SEC Documents	Section 3.4(a)
Company Securities	Section 3.2(b)
Company Termination Fee	Section 7.3(d), Section 7.3(d)
Compensation Committee	Section 5.16(b)
Confidentiality Agreement	Section 5.4(c)
Covered Persons	Section 5.12(a)
Cut-Off Time	Section 5.5(a)(ii)
D&O Insurance	Section 5.12(c)
Debt Commitment Letter	Section 4.4(a)
Debt Financing	Section 4.4(a)
Definitive Debt Financing Agreements	Section 5.13(a)
Definitive Equity Financing Agreements	Section 5.13(a)
Definitive Financing Agreements	Section 5.13(a)
DGCL	Recitals
Dissenting Shares	Section 2.1(b)(i)
Effective Time	Section 1.3
End Date	Section 7.1(b)
Enforceability Exceptions	Section 3.3(a)
Equity Commitment Letter	Section 4.4(b)
Equity Financing	Section 4.4(b)
Equity Interests	Section 3.2(d)
Equity Investor	Section 4.4(b)
Exchange Act	Section 3.3(b)
Excluded Party	Section 7.3(d)
Existing Indemnification Arrangements	Section 5.12(a)
Expense Cap	Section 7.3(e)
Expiration Time	Section 1.1(c)
Financial Advisor	Section 3.17
Financial Statements	Section 3.4(c)
Financing	Section 4.4(b)
Financing Conditions	Section 4.4(c)
FLSA	Section 3.13(b)
Fundamental Representations	Annex I
GAAP	Section 3.4(c)
HSR Act	Section 3.3(b)
Initial Expiration Time	Section 1.1(c)

Insurance Policies	Section 3.21
Intervening Event	Section 5.5(h)(iv)
Intervening Event Notice Period	Section 5.5(g)(i)
IRS	Section 3.9(a)
Law	Section 3.7(a)
Laws	Section 3.7(a)
Leased Real Property	Section 3.14(b)
Letter of Transmittal	Section 2.4(c)
Maximum Liability Amount	Section 7.3(f)
Merger	Recitals
Merger Amounts	Section 4.4(i)
Merger Consideration	Section 2.1(a)(i)
Merger Sub	Preamble
Minimum Condition	Annex I
Multiemployer Plan	Section 3.9(c)
New Debt Commitment Letters	Section 5.13(c)
NYSE	Section 1.1(d)
Offer	Recitals
Offer Acceptance Time	Section 1.1(e)
Offer Conditions	Section 1.1(a)
Offer Price	Recitals
Other Required Company Filing	Section 5.7(b)
Owned Intellectual Property	Section 3.15(a)
Owned Real Property	Section 3.14(a)
Parent	Preamble
Parent Disclosure Schedule	Article IV
Parent Expenses	Section 7.3(c)
Parent Fundamental Representations	Section 6.2(a)
Parent Termination Fee	Section 7.3(b)
Paying Agent	Section 2.4(a)
Payment Fund	Section 2.4(b)
Payoff Letters	Annex I
Post-Closing Plans	Section 5.8(b)
Privacy Policy	Section 3.15(f)
Registered Intellectual Property	Section 3.15(a)
Sarbanes-Oxley Act	Section 3.4(a)
Schedule 14D-9	Section 5.7(b)
Schedule TO	Section 5.7(a)
SEC	Article III
Second Request	Section 5.9(c)
Securities Act	Section 3.4(a)
Shares	Recitals
Significant Customers	Section 3.23
Significant Vendors	Section 3.23
Solicitation Period End Time	Section 5.5(a)
Stockholder List Date	Section 5.7(c)

Subsequent Company SEC Documents	Section 3.4(a)
Superior Proposal	Section 5.5(h)(iii)
Superior Proposal Notice Period	Section 5.5(f)(i)
Surviving Corporation	Section 1.1
Takeover Statute	Section 3.19
Transaction Approvals	Section 3.3(b)
WARN	Section 3.13(b)

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

TOWER INTERNATIONAL, INC.

By:	/s/ James C. Gouin
Name:	James C. Gouin
Title:	President and CEO

[Signature Page to the Agreement and Plan of Merger]

AUTOKINITON US HOLDINGS, INC.

By:	/s/ George Thanopoulos
Name:	George Thanopoulos
Title:	President

TIGER MERGER SUB, INC.

By:	/s/ George Thanopoulous
Name:	George Thanopoulos
Title:	President

[Signature Page to the Agreement and Plan of Merger]

Annex I

Offer Conditions

Notwithstanding any other provision of the Agreement or the Offer and in addition to (and not in limitation of) any extension or amendment with respect to the Offer pursuant to the provisions of the Agreement, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, Merger Sub shall not be required to (and Parent shall not be required to cause Merger Sub to) accept for payment or pay for any Shares validly tendered and not properly withdrawn pursuant to the Offer if any of the following conditions exist or have occurred and are continuing at the scheduled Expiration Time:

(a)    Minimum Condition. The number of Shares validly tendered (and not properly withdrawn) prior to the Expiration Time (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 251(h)(6)(f) of the DGCL by the “depository” (as such term is defined in Section 251(h)(6)(c) of the DGCL)), together with the Shares then owned by Merger Sub and its “affiliates” (as such term is defined in Section 251(h)(6)(a) of the DGCL), do not represent at least one Share more than 50% of the then outstanding Shares (the “Minimum Condition”).

(b)    No Restraints. A Law (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restrains or enjoins the consummation of the Offer or the Merger.

(c)    Governmental Consents. Any waiting period (and any extension thereof) applicable to the transactions contemplated by the Agreement under the HSR Act and any other applicable antitrust Laws shall not have expired or been terminated.

(d)    Accuracy of Representations and Warranties. The representations and warranties of the Company set forth in:

(i)    Section 3.10(c) (Absence of Certain Changes or Events) of the Agreement shall not be true and correct in all respects as of the date specified therein;

(ii)    Section 3.2(a) and Section 3.2(b) (Capital Stock and Indebtedness) of the Agreement shall not be true and correct in all respects as of the date of the Agreement and at and as of the Offer Acceptance Time as if made at and as of the Offer Acceptance Time, except in each case for such representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time) and except, in each case, for such failures to be true and correct that, individually or in the aggregate, would not reasonably be expected to cause more than a de minimis increase in the aggregate amounts payable by Merger Sub or Parent in the transactions contemplated by the Agreement;

(iii)    Section 3.1(a) (Organization), Section 3.2(c), Section 3.2(d) and Section 3.2(e) (Capital Stock and Indebtedness), Section 3.3(a) (Corporate Authority Relative to this Agreement), Section 3.17 (Opinion) and Section 3.18 (Finders or

Brokers) of the Agreement (collectively, the “Fundamental Representations”) to the extent qualified by materiality or “Material Adverse Effect” shall not be true and correct in all respects as of the date of the Agreement and at and as of the Offer Acceptance Time as if made at and as of the Offer Acceptance Time except in each case for representations and warranties in the Fundamental Representations that relate to a specific date or time (which need only be true and correct as of such date or time), and all of the Fundamental Representations to the extent not qualified by materiality or “Material Adverse Effect” shall not be true and correct in all material respects as of the date of the Agreement and at and as of the Offer Acceptance Time as if made at and as of the Offer Acceptance Time except for representations and warranties in the Fundamental Representations that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time); and

(iv)    Article III of the Agreement (other than in Section 3.2(a), Section 3.2(b) and Section 3.10(c) of the Agreement and the Fundamental Representations) (without giving effect to any materiality or “Material Adverse Effect” qualifications therein), shall not be true and correct as of the date of the Agreement and at and as of the Offer Acceptance Time as if made at and as of the Offer Acceptance Time except for such representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time), in each case, except for such failures to be true and correct, individually or in the aggregate, as have not had a Material Adverse Effect.

(e)    Compliance with Covenants. The Company shall not have performed and complied in all material respects with each of its covenants required by this Agreement to be performed or complied with by it prior to the Offer Acceptance Time.

(f)    Material Adverse Effect. Since the date of the Agreement, there shall have occurred a Material Adverse Effect.

(g)    Receipt of Officer’s Certificate. Parent shall not have received a certificate of the Chief Executive Officer or other senior executive officer of the Company, dated as of the Closing Date, certifying for and on behalf of the Company that the conditions set forth in paragraphs (d), (e) and (f) of this Annex I have been satisfied.

(h)    Payoff Letters. The Company shall not have delivered to Parent payoff letters (such payoff letters, the “Payoff Letters”) duly executed by the applicable agent(s) to the Company Credit Facilities pursuant to which such agent(s) shall agree that upon payment of the Payoff Amount specified in such Payoff Letters: (i) all obligations of each credit party arising under or related to the Company Credit Facilities shall be paid in full; (ii) all Liens in connection therewith shall be released; and (iii) all pledged collateral securing the outstanding obligations under the Company Credit Facilities shall be returned. The Company shall not have provided sufficient notice (as provided in the underlying agreements to the Company Credit Facilities) to the applicable agent(s) prior to paying the Payoff Amount.

(i)    No Termination of Agreement. The Agreement shall have been terminated in accordance with its terms.

(j)    Marketing Period. The Marketing Period shall not have been completed.

The foregoing conditions are for the sole benefit of Parent and Merger Sub and, other than the Minimum Condition, may be waived by Parent and Merger Sub in whole or in part at any time and from time to time in their respective sole discretion, in each case subject to the terms and conditions of the Agreement and to the extent permitted by applicable Law. The failure by Parent, Merger Sub or any other Affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

The capitalized terms used in this Annex I shall have the meanings set forth in the Agreement and Plan of Merger, dated as of July 12, 2019 (the “Agreement”), by and among Tower International, Inc., Autokiniton US Holdings, Inc. and Tiger Merger Sub, Inc., to which it is annexed unless specifically defined in this Annex I.